Exhibit 99.1

SECOND QUARTER REPORT 2015

All amounts expressed in US dollars

Barrick Reports Second Quarter 2015 Results

•	Company reported a net loss of $9 million ($0.01 per share) in the second quarter; adjusted net earnings were $60 million ($0.05 per share)[1].

•	Free cash flow was $26 million[1] and operating cash flow was $525 million.

•	Production in the second quarter was 1.45 million ounces of gold at all-in sustaining costs (AISC) of $895 per ounce[1].

•	Full-year gold production is now expected to be 6.1-6.4 million ounces, reflecting the impact of asset sales.

•	All-in sustaining cost guidance for 2015 has been reduced to $840-$880 per ounce.

•	Total debt reduced by approximately $250 million in first half.

•	$2.45 billion in asset sales and joint ventures announced to date.

•	Targeting $2 billion in reduced expenditures across the company by the end of 2016.

•	Capital and other expenditures reduced by $240 million in the second quarter.

•	Lowered quarterly dividend to two cents per share.

•	Scenario planning completed for gold prices down to $900 per ounce.

•

On track to achieve approximately $50 million in G&A cost savings in 2015, exceeding original $30 million target for the year. Targeting $90 million in annualized savings in 2016, up from original target of $70 million.

•	Completed Preliminary Economic Assessments on projects with the potential to significantly extend mine life at Lagunas Norte and Pueblo Viejo.

TORONTO, August 5, 2015 — Barrick Gold Corporation (NYSE:ABX) (TSX:ABX) (Barrick or the “company”) reported a net loss of $9 million ($0.01 per share) for the second quarter, with adjusted net earnings of $60 million ($0.05 per share). Free cash flow was $26 million, compared to negative free cash flow of $128 million in the prior year period. Operating cash flow in the second quarter was $525 million. Second quarter adjusted EBITDA was $725 million1. On an unadjusted basis, EBITDA was $690 million1.

Gold production guidance for 2015 has been adjusted to 6.1-6.4 million ounces to reflect the impact of divestments, with production 55 percent weighted to the second half of the year. Costs are expected to be 10 percent lower in the second half of 2015. Full-year all-in sustaining cost guidance is $840-$880 per ounce, down from $860-$895 per ounce.

1 All-in sustaining costs per ounce, adjusted net earnings and adjusted net earnings per share, free cash flow, adjusted EBITDA and EBITDA are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 50-56 of Barrick’s Second Quarter 2015 Report.

BARRICK SECOND QUARTER 2015	1	PRESS RELEASE

The implementation of a lean, decentralized operating model designed to maximize free cash flow and take costs out of the business has helped to mitigate the impact of recent gold price declines. We have cut $300 million in capital spending so far this year and are on track to achieve $90 million in reduced general and administrative (G&A) expenditures by 2016. We have also made significant progress on our debt reduction target. Our current focus is on improving productivity and reducing operating costs to ensure our business is robust enough to generate a 10-15 percent return on invested capital through the metal price cycle.

STRENGTHENING THE BALANCE SHEET

Earlier this year, we set a debt reduction target of $3 billion for 2015. Thus far, we have announced agreements representing $2.45 billion from asset sales, joint ventures and streaming. In addition, we have also retired approximately $250 million in debt using cash on hand in the first half of this year. Collectively, these actions represent $2.7 billion, or 90 percent of our target. Transactions announced to date include:

•	Sale of 100 percent of the Cowal mine for $550 million in cash, further focusing the geographic footprint of our portfolio by divesting the last Barrick-operated mine in Australia.

•	Sale of a 50 percent interest in Barrick (Niugini) Ltd. for $298 million in cash[2], establishing a long-term strategic partnership with China’s Zijin Mining.

•

Sale of a 50 percent interest in the Zaldívar copper mine for $1.005 billion in cash[2], realizing significant value from a non-core operation while maintaining a sizeable stake in this cash-generating asset. This transaction has also resulted in a new partnership with Antofagasta Plc, one of the world’s leading copper companies, with significant opportunities to collaborate on potential projects in the future.

•	Streaming agreement on a portion of Barrick’s share of gold and silver production from Pueblo Viejo for $610 million in cash[2], structured to maintain significant exposure to higher metal prices.

With a $4 billion undrawn credit facility and $2.1 billion in cash on hand at the end of the second quarter, we will continue to pursue our debt reduction target in a disciplined manner and will take only those actions that make sense for the business, on terms we consider favorable to our shareholders.

Additional asset divestments

Over the last several months, Barrick has received a number of proposals and expressions of interest relating to the proposed acquisition of various non-core assets in Nevada and Montana. Over the next several weeks, we intend to commence a formal process to sell Bald Mountain, Round Mountain (50 percent interest), Spring Valley (70 percent interest), Ruby Hill, Hilltop and Golden Sunlight. These

2 Barrick has entered into agreements to sell 50 percent of its interests in Barrick (Niugini) Ltd. and Zaldívar, and to sell a gold-silver stream linked to its 60 percent interest in the Pueblo Viejo mine. These transactions are expected close in the third quarter, late 2015, and early in the fourth quarter, respectively.

BARRICK SECOND QUARTER 2015	2	PRESS RELEASE

assets represent an attractive portfolio of producing and development-stage assets in a politically stable and highly prospective region.

OPERATIONAL FOCUS

Our strategy is focused on maximizing free cash flow per share from a portfolio of high-quality gold assets in our core regions, underpinned by disciplined capital allocation and operational excellence. In the past six months, we have taken significant actions to improve our business plans, resulting in positive free cash flow in the second quarter. We remain focused on improving productivity and driving down costs to ensure we can continue to generate free cash flow in the current gold price environment.

Anticipating the potential for weaker gold prices in the second half of 2015, we challenged our leaders to cut spending by $1 billion. We have now increased this target. By the end of 2016, we are targeting $2 billion in reduced expenditures across the company. These reductions will come from operating expenses, capital spending and corporate overhead. We have identified $1.4 billion in potential opportunities to date. This will strengthen the resilience of our portfolio in a lower gold price environment, while positioning us to deliver stronger margins when gold prices recover.

These efforts are benefiting from the outcomes of our Value Realization reviews, which have now been completed for all operations. This process has identified concrete projects to maximize free cash flow, extend mine lives and lower costs. The reviews also support non-core asset sales by ensuring we understand the full value of every mine before proceeding with any divestiture. For details on key Value Realization opportunities identified at Lagunas Norte and Pueblo Viejo, please see Appendix 1 on page 9. For certain related risk factors, please see the cautionary statement on forward-looking information at the end of this press release.

We have also carried out a series of scenario planning exercises that detail actions we can take to optimize mine plans and increase flexibility in a lower gold price environment. These actions include:

•	Adjust life-of-mine plans to maximize short-term free cash flow

•	Place higher-cost operations on temporary care and maintenance

•	Defer stripping activities

•	Close or divest mines that do not meet capital allocation objectives
•	Increase cut-off grades

•	Reduce mining/processing rates

•	Further reduce G&A and exploration

•	Further reduce sustaining capital

•	Process higher-grade stockpiles

Capital Costs

As we continue to review all expenditures for 2015 and 2016, we are cancelling or deferring spending that does not meet our capital allocation objectives, which include, first and foremost, the ability to meet a hurdle rate of 15 percent. In the second quarter, we identified $240 million in reductions that have now been removed from our plans. Total capital expenditures for 2015 are now expected to be $1.6-$1.9 billion, 20 percent lower than in 2014.

BARRICK SECOND QUARTER 2015	3	PRESS RELEASE

Exploration expenditures are now expected to be $180-$220 million, a reduction of 17 percent from our original 2015 guidance. Sixty-five percent of our exploration budget is allocated to mine site exploration, with 35 percent directed at greenfield projects, primarily on our newest discovery Alturas and the El Indio belt.

Reductions identified in the second quarter include:

•	Sustaining capital reduced by $100 million to $1.4-$1.6 billion;

•	Expansion capital reduced by $50 million to $100-$150 million, driven by efficiencies and reductions at Turquoise Ridge, Cortez and Ruby Hill;

•	Project capital reduced by $50 million to $100-$150 million, primarily reflecting reductions at Pascua-Lama and Spring Valley; and

•	Exploration budget reduced by $40 million to $180-$220 million, focusing expenditures on our most promising opportunities where we see the highest potential returns.

G&A Expenses

We are focused on reducing costs and improving productivity across the entire business. Excluding severance and one-time costs, the company is on track to capture approximately $50 million in savings from reduced G&A expenditures and overhead costs in 2015, exceeding our original target of $30 million for the year. We expect to reach $90 million in annualized G&A savings by 2016.

FINANCIAL DISCUSSION

Second quarter 2015 adjusted net earnings were $60 million ($0.05 per share) compared to $159 million ($0.14 per share) in the prior year period. The net loss for the quarter was $9 million ($0.01 per share) compared to a net loss of $269 million ($0.23 per share) in the prior year quarter. Lower adjusted net earnings reflect lower gold sales and lower realized gold and copper prices compared to the prior year period. Significant adjusting items for the quarter (net of tax and non-controlling interest effects) include:

•	$22 million in impairment charges primarily related to power assets at Pueblo Viejo;

•	$30 million in unrealized foreign currency translation losses;

•	$17 million in costs related to the closure of our Perth office; and

•	A $15 million positive adjustment reflecting the impact of the increase in the discount rate used to calculate the provision for environmental remediation at closed mines.

Second quarter adjusted EBITDA was $725 million compared to $990 million in the prior year period. On an unadjusted basis, EBITDA was $690 million for the second quarter compared to $478 million in the prior year period. Operating cash flow was $525 million compared to $488 million in the prior year period. The company generated positive free cash flow of $26 million in the second quarter compared to an outflow of $128 million in the prior year period, reflecting higher operating cash flow

BARRICK SECOND QUARTER 2015	4	PRESS RELEASE

and lower capital expenditures as a result of the company’s continued emphasis on rigorous capital discipline.

The Board of Directors has decided to reduce the company’s quarterly dividend by 60 percent, from five cents per share to two cents per share. The Board believes this reduction is a prudent measure to increase financial flexibility in light of current market conditions. The dividend will be paid on September 15, 2015 to shareholders of record at the close of business on August 31, 20153.

The Board has approved a Dividend Reinvestment Plan (the “DRIP”), which we intend to make available to eligible shareholders for the first time with payment of the above-mentioned dividend on September 15, 2015 to shareholders of record on August 31, 2015. The DRIP will allow registered or beneficial holders of Barrick’s common shares who reside in Canada or the United States to reinvest cash dividends paid on their common shares in additional common shares at a discount to the average market price (as defined in the DRIP), currently set at three percent and subject to change at the discretion of the Board. Additional details about the DRIP and enrollment instructions will be provided at a later date.

OPERATING HIGHLIGHTS AND GUIDANCE

Reflecting the divestiture of Cowal and 50 percent of Barrick (Niugini) Ltd., 2015 gold production is now anticipated to be 6.1-6.4 million ounces at reduced AISC of $840-$880 per ounce. Production is 55 percent weighted to the second half of the year, primarily due to higher planned production at Goldstrike, Cortez and Pueblo Viejo. Third quarter AISC are expected to be lower than our AISC in the first half of the year, and fourth quarter AISC are expected to be significantly lower than the third quarter, driven largely by higher production at Goldstrike, Pueblo Viejo and Cortez in the second half of the year.

Total copper guidance for 2015 remains unchanged at 480-520 million pounds at C1 cash costs of $1.75-$2.00 per pound4.

Gold	Second Quarter 2015	Current 2015 Guidance	Original 2015 Guidance

Production (000s of ounces)[5]	1,445	6,100-6,400	6,200-6,600

AISC ($ per ounce)	895	840-880	860-895

Cash costs ($ per ounce)[4]	624	600-640	600-640

Copper

Production (millions of pounds)	115	480-520	310-340

C1 cash costs ($ per pound)	1.94	1.75-2.00	1.75-2.00

Total Capital Expenditures ($ millions)[6]	414	1,600-1,900	1,900-2,200

3 The declaration and payment of dividends is at the discretion of the Board of Directors and will depend on the company’s financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

4 Cash costs per ounce and C1 cash costs per pound are non-GAAP financial performance measures. See pages 50-56 of Barrick’s Second Quarter 2015 Report.

5 Barrick’s share.

6 Barrick’s share on a 100 percent accrued basis.

BARRICK SECOND QUARTER 2015	5	PRESS RELEASE

Cortez

The Cortez mine produced 193,000 ounces at AISC of $811 per ounce in the second quarter. Production benefited from positive grade reconciliations in the Cortez Hills open pit and improved underground productivity, as well as from some initial treatment of refractory ore through Goldstrike’s thiosulfate (TCM) process. AISC were positively impacted by higher production, lower operating costs and lower sustaining capital. Production in 2015 is forecast to be 825,000-900,000 ounces at AISC of $760-$835 per ounce. Production in the second half is fourth-quarter weighted as the open pit transitions into higher-grade ore and as the ramp-up of the TCM circuit at Goldstrike allows for additional processing of refractory ore from Cortez.

Goldstrike

The Goldstrike mine contributed 206,000 ounces in the second quarter, in line with plan. AISC of $732 per ounce were better than expected on higher tonnes and grades from the underground operation, as well as lower sustaining capital. Grades and recoveries from the TCM circuit continue to be consistent with feasibility results. Several adjustments were implemented to improve the throughput of the circuit during the commissioning phase and the process is expected to ramp up on schedule this year. Production and AISC guidance for 2015 is 1.00-1.15 million ounces and $700-$800 per ounce. The third quarter is expected to be the stronger of the two remaining quarters on higher anticipated open pit grades.

Pueblo Viejo

Barrick’s 60 percent share of production from Pueblo Viejo for the second quarter was 131,000 ounces at AISC of $682 per ounce. Production in the quarter was lower than planned due to lower gold recoveries, largely related to a higher proportion of carbonaceous ore. AISC were also impacted by lower silver recoveries associated with a temporary shutdown of the lime boil process during scheduled autoclave maintenance. Recent modifications to the lime boil are showing significantly improved silver recoveries and the first copper concentrate was shipped in the second quarter. Attributable production in 2015 is forecast to be 625,000-675,000 ounces at AISC of $540-$590 per ounce. Production is expected to be higher and costs lower in the fourth quarter compared to the third quarter on higher-expected grades, improved recoveries and better autoclave availability, as maintenance shutdowns were weighted to the first half of 2015.

Lagunas Norte

The Lagunas Norte mine contributed 155,000 ounces at AISC of $509 per ounce in the second quarter. Production was in line with expectations while AISC were better than plan on lower sustaining capital. Production in 2015 is anticipated to be 600,000-650,000 ounces at AISC of $600-$650 per ounce.

Veladero

The Veladero mine produced 151,000 ounces of gold in the second quarter, in line with plan. AISC of $961 per ounce benefited from higher than expected sales and lower sustaining capital. Production

BARRICK SECOND QUARTER 2015	6	PRESS RELEASE

guidance for 2015 is 575,000-625,000 ounces at AISC of $950-$1,035 per ounce, with second half costs expected to be highest in the third quarter related to capitalized stripping and sustaining capital, as well as lower byproduct credits.

Turquoise Ridge

The Turquoise Ridge mine contributed 52,000 ounces (75 percent basis), in line with expectations. AISC of $780 per ounce reflect higher sustaining capital associated with the focus on growing production and improving ventilation. Costs are expected to be highest in the third quarter related to these efforts as well as to feasibility and detailed engineering work for the second shaft project. The mine is forecast to produce 175,000-200,000 ounces (75 percent basis) in 2015 at AISC of $775-$825 per ounce.

Porgera

The Porgera mine produced 118,000 ounces (95 percent basis), slightly below plan on lower open pit grades. AISC of $1,128 per ounce were lower than expected as a result of lower capitalized stripping costs due to fewer waste tonnes mined and lower sustaining capital. Reflecting the partial divestiture, attributable production in 2015 is now expected to be 400,000-450,000 ounces at AISC of $1,025-$1,125 per ounce.

Other Mines

Barrick’s other mines — consisting of Bald Mountain, Round Mountain, Golden Sunlight, Ruby Hill, Hemlo, Cowal, KCGM and Pierina — contributed 320,000 ounces at AISC of $895 per ounce in the second quarter. An improved closure plan at Pierina is expected to contribute approximately 270,000 ounces over the next three-and-a-half years for minimal capital.

Acacia Mining

Barrick’s share of second quarter production was 119,000 ounces at AISC of $1,149 per ounce. Attributable 2015 production from Acacia is anticipated to be 480,000-510,000 ounces at AISC of $1,050-$1,100 per ounce. Production will be weighted to the second half of 2015, driven by operational improvements and a planned ramp-up at Bulyanhulu.

Global Copper

Copper production in the second quarter was 115 million pounds at C1 cash costs of $1.94 per pound. For 2015, copper production is anticipated to be 480-520 million pounds at C1 cash costs of $1.75-$2.00 per pound.

Lumwana contributed 63 million pounds at C1 cash costs of $2.01 per pound in the second quarter, in line with expectations. The Zambian government has ratified amendments to the country’s mining tax regime that replaced the recently-adopted 20 percent gross royalty on open pit mines with a nine percent royalty, and reintroduced a 30 percent corporate income tax and a 15 percent variable profits tax. Production is anticipated to be 250-270 million pounds at C1 cash costs of $1.90-$2.15 per pound in 2015.

BARRICK SECOND QUARTER 2015	7	PRESS RELEASE

Production of 52 million pounds at Zaldívar at C1 cash costs of $1.85 per pound in the second quarter was in line with plan. Production for 2015 is anticipated to be 230-250 million pounds at C1 cash costs of $1.65-$1.95 per pound.

At Jabal Sayid, first shipments of low-cost copper-in-concentrate are anticipated in early 2016. Once the mine reaches full production, the average annual output is expected to be 100 million pounds per year with the potential to increase to 130 million pounds.

BARRICK SECOND QUARTER 2015	8	PRESS RELEASE

APPENDIX 1 – Key Value Realization Initiatives at Barrick’s Lagunas Norte and Pueblo Viejo Mines

Lagunas Norte

Refractory Material Mine Life Extension Project: Since it began operations in 2005, Lagunas Norte has outperformed production expectations and become one of our most profitable mines. In 2014, the mine produced 582,000 ounces of gold at all-in sustaining costs of $543 per ounce. In its early years, production peaked at more than one million ounces per year. To date, Lagunas Norte has operated as an oxide heap leach mine. The mine will transition from oxide ore into mixed oxide/refractory material as it approaches the end of its current mine life in 2018.

We have now completed a Preliminary Economic Assessment (“PEA”) on a plan to extend the life of Lagunas Norte by approximately 12 years by mining the refractory material below the oxide ore body in the current pit. The refractory material cannot be economically processed using heap leaching due to low recoveries. The plan contemplates the installation of a new grinding-flotation-autoclave processing circuit to treat the refractory material.

Work has begun on a Pre-Feasibility Study (“PFS”) to further assess the technical and financial viability of, and risks associated with, the project, which has the potential to add nearly two million ounces of measured and indicated gold resources that are not currently included in the mine’s existing mineral reserves and resources. Based on the preliminary analysis completed to date, Barrick expects that approximately $500 million would be required to build the facilities necessary to treat the refractory material. The PEA for this initiative will be incorporated in an updated technical report prepared by Barrick’s independent technical advisor, Roscoe Postle Associates Inc. (“RPA”), which Barrick intends to file within 45 days. We expect to complete the PFS on this opportunity by the end of 2015.

The table below summarizes the mineral resources associated with the Refractory Material Mine Life Extension Project that, except as otherwise noted, are not included in the mine’s mineral resource statement as at December 31, 2014.

Gold Mineral Resources Associated with the Refractory Material Mine Life Extension Project1, 2, 3, 4, 5

		Tonnes	Gold

				ounces
	Category	(000s)	g/t	(000s)

	Measured	1,203	2.60	100
	Indicated	21,188	2.54	1,732

Within pit	Measured and
design[6]	Indicated	22,391	2.55	1,832

	Inferred	314	1.92	19

Heap leach stockpile[7]	Indicated	5,300	2.29	391

Notes:

1.

Mineral resources have been estimated as at December 31, 2014 based on a gold price of $1,400 per ounce. All estimates have been made in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum in National Instrument 43-101.

BARRICK SECOND QUARTER 2015	9	PRESS RELEASE

2.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.	Gold cut-off grades ranged from 0.48 g/t to 1.00 g/t depending on the material type.
4.	Gold recovery as a result of this initiative is expected to reach an average of 90 percent.
5.	Numbers may not add due to rounding.
6.

Includes 2.013 million tonnes of measured and indicated resources grading 1.15 g/t gold (74 thousand contained ounces of gold) that were previously reported in the mine’s resource statement as at December 31, 2014.

7.	This material is expected to be reclaimed from the existing leach facility and reprocessed through the new facility for this initiative.

The PEA for the Refractory Material Mine Life Extension Project is preliminary in nature and is based in part on inferred resources which are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

Pueblo Viejo

Expansion of Tailings Storage Capacity: Pueblo Viejo is one of the world’s largest, lowest-cost gold mines. In 2014, Barrick’s 60 percent share of production from the Pueblo Viejo mine was approximately 665,000 ounces of gold at all-in sustaining costs of $588 per ounce. As reported in the mine’s resource statement as at December 31, 2014, in addition to existing reserves, Pueblo Viejo has approximately six million ounces of gold and 37 million ounces of silver in the measured and indicated resource category (Barrick’s 60 percent share). A significant portion of these resources are not currently included in reserves due to tailings storage constraints. We have completed a PEA evaluating a plan to remove these constraints to tailings capacity, which if implemented could allow Barrick to significantly extend the life of the mine. Barrick expects to complete further engineering work and commission a PFS in the second half of 2016 to refine the technical and financial analysis for the increase in tailings storage capacity and confirm whether the measured and indicated resources described above can be brought into reserves.

Conversion of Power Plant and Lime Kilns to Natural Gas Fuel: Energy is one of the biggest cost drivers at any mining operation. We have completed a PFS on an initiative to reduce energy costs at Pueblo Viejo by converting the fuel supply for the Quisqueya I power plant that supplies electricity to the mine to natural gas from more expensive heavy fuel oil, and retrofitting the lime kilns to burn natural gas instead of diesel. The power plant was originally designed to operate on multiple fuel types, including natural gas. The PFS evaluated the delivery and use of liquid or compressed natural gas to the mine and power plant.

Barrick is currently engaged in negotiations regarding the supply of natural gas to the Quisqueya I power plant and the Pueblo Viejo mine. If a supply agreement is successfully negotiated, this initiative to transition to natural gas could be implemented as early as 2017. Barrick anticipates that the conversion of the power plant and lime kilns at the mine site will require only minimal capital investment by Pueblo Viejo and that all capital costs associated with the construction of the natural gas infrastructure including the necessary natural gas pipeline to the power plant would be borne by the natural gas supplier.

BARRICK SECOND QUARTER 2015	10	PRESS RELEASE

Qualified Persons

A Technical Report supporting the PEA for the “Refractory Material Mine Life Extension Project” at Lagunas Norte will be prepared in accordance with Form 43-101F1 and filed on SEDAR within 45 days of this news release. For further information with respect to the key assumptions, parameters and risks associated with the results of the PEA for the “Refractory Material Mine Life Extension Project” at Lagunas Norte, the mineral resource estimates included therein and other technical information with respect to that initiative, please refer to the Technical Report to be made available at www.sedar.com.

The following qualified persons, as that term is defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, have prepared or supervised the preparation of their relevant portions of the technical information described above and, in the case of the PEA for the “Refractory Material Mine Life Extension Project” at Lagunas Norte, the related Technical Report to be filed:

●	Deborah McCombe, P.Geo., Principal Geologist (RPA)

●	Graham Clow, P.Eng., Principal Mining Engineer (RPA)

●	Kathleen Altman, P.E., Ph.D., Principal Metallurgist (RPA)

●	Richard Lambert, P.E., P.Eng., Principal Mining Engineer (RPA)

●	Rick Sims, Registered Member SME, Senior Director, Resources and Reserves (Barrick)

●	Steven Haggarty, P.Eng., Senior Director, Metallurgy (Barrick)

●	Patrick Garretson, Registered Member SME, Director, Life of Mine Planning (Barrick)

BARRICK SECOND QUARTER 2015	11	PRESS RELEASE

APPENDIX 2 — Detailed 2015 Operating and Capital Expenditure Guidance

GOLD PRODUCTION AND COSTS
	Production	AISC[7]	Cash Costs[8]
	(millions of ounces)	($ per ounce)	($ per ounce)

Cortez	0.825-0.900	760-835	560-610
Goldstrike	1.000-1.150	700-800	540-590
Pueblo Viejo (60%)	0.625-0.675	540-590	390-425
Lagunas Norte	0.600-0.650	600-650	350-400
Veladero	0.575-0.625	950-1,035	580-630

Sub-total	3.800-4.000	700-750	500-540

Porgera (95%)[9]	0.400-0.450	1,025-1,125	775-825
Acacia (63.9%)	0.480-0.510	1,050-1,100	695-725
KCGM (50%)	0.315-0.330	915-940	775-800
Cowal	0.120-0.150	740-775	630-655
Hemlo	0.200-0.225	940-980	675-715
Turquoise Ridge (75%)	0.175-0.200	775-825	570-600
Round Mountain (50%)	0.170-0.190	1,180-1,205	875-900
Bald Mountain	0.170-0.195	1,060-1,100	560-600
Golden Sunlight	0.090-0.105	1,000-1,025	740-765

Total Gold	6.100-6.400[10]	840-880	600-640

COPPER PRODUCTION AND COSTS
	Production	C1 cash costs	C3 fully allocated costs[11]
	(millions of pounds)	($ per pound)	($ per pound)

Zaldívar	230-250	1.65-1.95	2.00-2.30

Lumwana	250-270	1.90-2.15	2.65-2.95

Total Copper	480-520	1.75-2.00	2.35-2.65

CAPITAL EXPENDITURES
($ millions)

Mine site sustaining	1,400-1,600[12]
Mine site expansion	100-150
Projects	100-150

Total	1,600-1,900[12]

7 All-in sustaining costs are calculated in accordance with the standard published by the World Gold Council (“WGC”). See page 52 of Barrick’s Second Quarter 2015 Report for further details.

8 Cash costs reflect our equity share of unit production costs, including the impact of by-product credits, which is calculated in accordance with the standard published by the WGC. See page 52 of Barrick’s Second Quarter 2015 Report for further details.

9 Production range adjusted for expected closing of the sale of 50 percent of Barrick (Niugini) Ltd. to Zijin Mining which is expected to close in Q3 2015.

10 Operating unit guidance ranges reflect expectations at each individual operating unit, but do not add up to corporate-wide guidance range total.

11 C3 fully allocated costs per pound is a non-GAAP financial performance measure. See pages 50-56 of Barrick’s Second Quarter 2015 Report.

12 We now expect minesite sustaining capital expenditures to be in the range of $1,400-$1,600 million and total capital expenditures to be in the range of $1,600-$1,900 million compared to our previous guidance ranges of $1,500-$1,700 million and $1,800-$2,100 million, respectively.

BARRICK SECOND QUARTER 2015	12	PRESS RELEASE

APPENDIX 3 — Outlook Assumptions and Economic Sensitivity Analysis

	2015 Guidance	Hypothetical	Impact on	EBITDA[13]	FCF[13]
	Assumption	Change	AISC[13]	(millions)	(millions)

Gold revenue, net of royalties	$1,100/oz14	+/- $100/oz	n/a	$330	$218
Copper revenue, net of royalties	$2.50/lb	+/- $0.50/lb	n/a	$133	$88

Gold all-in sustaining costs
Gold royalties & production taxes	$1,100/oz	$100/oz	($3)/oz	$10	$7
WTI crude oil price[15,16]	$60/bbl	$10/bbl	($2)/oz	$7	$5
Australian dollar exchange rate[15]	0.80 : 1	+10%	$1/oz	($3)	($2)
Australian dollar exchange rate[15]	0.80 : 1	-10%	($1)/oz	$3	$2

Canadian dollar exchange rate[15]	1.25 : 1	+10%	($2)/oz	$6	$4

Canadian dollar exchange rate[15]	1.25 : 1	-10%	$3/oz	($10)	($7)

Copper C1 cash costs			Impact on C1
WTI crude oil price[15,16]	$60/bbl	$10/bbl	($0.01)/lb	$2	$1
Chilean peso exchange rate[15]	610 : 1	+10%	($0.01)/lb	$4	$3
Chilean peso exchange rate[15]	610 : 1	-10%	$0.05/lb	($12)	($8)

13 All-in sustaining costs per ounce, EBITDA and free cash flow are non-GAAP financial performance measures. See pages 50-56 of Barrick’s Second Quarter 2015 Report.

14 Our outlook assumes an average gold price of $1,100 per ounce and a copper price of $2.50 per pound for the remainder of 2015.

15 Due to our hedging activities, which are reflected in these sensitivities, we are partially protected against changes in these factors.

16 Impact on EBITDA only reflects contracts that mature in 2015.

BARRICK SECOND QUARTER 2015	13	PRESS RELEASE

Key Statistics

Barrick Gold Corporation
(in United States dollars)	Three months ended June 30,		Six months ended June 30,

	2015	2014	2015	2014

Operating Results
Gold production (thousands of ounces)[1]	1,445	1,485	2,835	3,073
Gold sold (thousands of ounces)[1]	1,466	1,516	2,851	3,134
Per ounce data
Average spot gold price	$1,192	$1,288	$1,206	$1,291
Average realized gold price[2]	1,190	1,289	1,204	1,287
Cash costs[2]	624	594	640	588
All-in sustaining costs[2]	895	865	918	849
All-in costs[2]	954	945	995	940
Cash costs (on a co-product basis)[2]	648	615	666	610
All-in sustaining costs (on a co-product basis) [2]	919	886	944	871
All-in costs (on a co-product basis)[2]	978	966	1,021	962

Copper production (millions of pounds)	115	67	233	171
Copper sold (millions of pounds)	112	73	233	184

Per pound data
Average spot copper price	$2.74	$3.08	$2.69	$3.14
Average realized copper price[2]	2.66	3.17	2.60	3.08
C1 cash costs[2]	1.94	2.04	1.89	2.08
Depreciation[3]	0.24	0.37	0.27	0.37
Other[4]	0.32	0.11	0.26	0.14
C3 fully allocated costs[2]	2.50	2.52	2.42	2.59

Financial Results (millions)
Revenues	$2,231	$2,458	$4,476	$5,105
Net income (loss)[5]	(9)	(269)	48	(181)
Adjusted net earnings[2]	60	159	122	397
Operating cash flow	525	488	841	1,073
Free cash flow[2]	26	(128)	(172)	(159)
Per Share Data (dollars)
Net earnings (loss) (basic)	(0.01)	(0.23)	0.04	(0.16)
Adjusted net earnings (basic)[2]	0.05	0.14	0.10	0.34
Net earnings (loss) (diluted)	(0.01)	(0.23)	0.04	(0.16)
Weighted average basic and diluted common shares (millions)	1,165	1,165	1,165	1,165

			As at	As at
			June 30,	December 31,

			2015	2014

Financial Position (millions)
Cash and equivalents			$2,122	$2,699
Non-cash working capital			3,444	3,621

[1]

Production includes Acacia on a 73.9% basis until February 28, 2014 and a 63.9% basis thereafter and Pueblo Viejo on a 60% basis, both of which reflect our equity share of production. Also includes production from Plutonic up to January 31, 2014, Kanowna up to March 1, 2014 and Marigold up to April 4, 2014, the effective dates of sale of these assets. Sales include our equity share of gold sales from Acacia and Pueblo Viejo.

[2]

Realized price, cash costs, all-in sustaining costs, all-in costs, cash costs (on a co-product basis), all-in sustaining costs (on a co-product basis), all-in costs (on a co-product basis), C1 cash costs, C3 fully allocated costs, adjusted net earnings and free cash flow are non-GAAP financial performance measures with no standard definition under IFRS. Refer to the Non-GAAP Financial Performance Measures section of the Company’s MD&A.

[3]	Represents equity depreciation expense divided by equity pounds of copper sold.
[4]	For a breakdown, see reconciliation of cost of sales to C1 cash costs and C3 fully allocated costs per pound in the Non-GAAP Financial Performance Measures section of the Company’s MD&A.
[5]	Net income (loss) represents net income (loss) attributable to the equity holders of the Company.

BARRICK SECOND QUARTER 2015	14	SUMMARY INFORMATION

Production and Cost Summary

	Gold Production (attributable ounces) (000’s)				All-in sustaining costs [5] ($/oz)

	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,

	2015	2014	2015	2014	2015	2014	2015	2014

Gold
Goldstrike	206	214	413	476	$732	$890	$811	$812
Cortez	193	217	326	444	811	759	877	711
Pueblo Viejo[3]	131	161	266	320	682	601	673	599
Lagunas Norte	155	115	333	249	509	593	483	552
Veladero	151	189	300	347	961	740	978	768
Turquoise Ridge	52	48	101	102	780	687	747	595
Porgera	118	120	236	230	1,128	1,026	1,099	1,019
Kalgoorlie	81	84	140	162	886	958	1,045	987
Acacia[2]	119	114	235	232	1,149	1,105	1,133	1,118
Other Mines - Gold[1]	231	221	475	507	883	994	899	982
Other[4]	8	2	10	4	1,297	2,794	1,627	2,267

Total	1,445	1,485	2,835	3,073	$895	$865	$918	$849

	Copper Production (attributable pounds) (millions)				C1 Cash Costs[5] ($/lb)

	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,

	2015	2014	2015	2014	2015	2014	2015	2014

Lumwana	63	13	129	63	$2.01	$2.49	$1.95	$2.55
Zaldívar	52	54	104	108	1.85	1.85	1.81	1.76

Total	115	67	233	171	$1.94	$2.04	$1.89	$2.08

					Total Gold Production Costs ($ /oz)

					Three months ended June 30,		Six months ended June 30,

					2015	2014	2015	2014

Direct mining costs before impact of hedges at market foreign exchange rates					$601	$600	$618	$595
Losses (gains) realized on currency hedge and commodity hedge/economic hedge contracts					15	(23)	14	(21)
By-product credits					(24)	(21)	(26)	(22)
Royalties					32	38	34	36

Cash costs[5]					624	594	640	588
Depreciation					231	202	234	199

Total production costs					$855	$796	$874	$787

Cash costs[5]					$624	$594	$640	$588
General & administrative costs					38	43	39	49
Rehabilitation - accretion and amortization (operating sites)					25	21	25	21
Mine on-site exploration and evaluation costs					10	4	7	3
Mine development expenditures					112	117	116	117
Sustaining capital expenditures					86	86	91	71

All-in sustaining costs [5]					$895	$865	$918	$849

All-in costs[5]					$954	$945	$995	$940

					Total Copper Production Costs ($/lb)

					Three months ended June 30,		Six months ended June 30,

					2015	2014	2015	2014

C1 cash costs[5]					$1.94	$2.04	$1.89	$2.08
Depreciation[6]					0.24	0.37	0.27	0.37
Other[7]					0.32	0.11	0.26	0.14

C3 fully allocated costs[4]					$2.50	$2.52	$2.42	$2.59

[1]	Includes production from Plutonic up to January 31, 2014, Kanowna up to March 1, 2014 and Marigold up to April 4, 2014, the effective dates of sale of these assets.
[2]	Figures relating to Acacia are presented on a 73.9% basis until February 28, 2014 and a 63.9% basis thereafter, which reflects our equity share of production.
[3]	Reflects production from Pueblo Viejo on a 60% basis, which reflects our equity share of production.
[4]	Production and all-in sustaining costs include Pierina.
[5]

Cash costs, all-in sustaining costs, all-in costs, C1 cash costs and C3 fully allocated costs are non-GAAP financial performance measures with no standard meaning under IFRS. Refer to the Non-GAAP Financial Performance Measures section of the Company’s MD&A.

[6]	Represents equity depreciation expense divided by equity pounds of copper sold.
[7]	For a breakdown, see reconciliation of cost of sales to C1 cash costs and C3 fully allocated costs per pound in the Non-GAAP Financial Performance Measures section of the Company’s MD&A.

BARRICK SECOND QUARTER 2015	15	SUMMARY INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations as at and for the three and six month periods ended June 30, 2015, in comparison to the corresponding prior–year periods. The MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of August 5, 2015, is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), for the three and six month periods ended June 30, 2015 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 57 to 81. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2014, the related annual MD&A included in the 2014 Annual Report, and the most recent Form 40–F/Annual Information Form on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of US dollars, unless otherwise specified.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “project”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel and electricity); changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, Zambia and other jurisdictions in which the Company does or may carry on business in the future; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; diminishing quantities or grades of reserves; increased costs and risks related to the potential impact of climate change; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit rating; the impact of inflation; operating or technical difficulties in connection with mining or development activities, including disruptions in the maintenance or provision of required infrastructure and information technology systems; damage to the Company’s reputation due to the actual or perceived occurrence

BARRICK SECOND QUARTER 2015	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the speculative nature of mineral exploration and development; the possibility that future exploration results will not be consistent with the Company’s expectations; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; employee relations; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK SECOND QUARTER 2015	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

BARRICK SECOND QUARTER 2015	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

RESULTS OVERVIEW

Review of 2015 Second Quarter Results and Full Year Outlook

($ millions, except where indicated)	For the three months ended June 30		For the six months ended June 30

	2015	2014	2015	2014

Financial Data
Revenue	$ 2,231	$ 2,458	$ 4,476	$ 5,105
Net earnings (loss)[1]	(9)	(269)	48	(181)
Per share (“EPS”)[2]	(0.01)	(0.23)	0.04	(0.16)
Adjusted net earnings[3]	60	159	122	397
Per share (“adjusted EPS”)[2,3]	0.05	0.14	0.10	0.34
Adjusted EBITDA	725	990	1,523	1,997
Total project capital expenditures[4]	22	(4)	37	47
Total capital expenditures - expansion[4]	31	84	120	173
Total capital expenditures - sustaining[4]	361	422	713	791
Operating cash flow	525	488	841	1,073
Free cash flow[3]	$ 26	$ (128)	$ (172)	$ (159)

Operating Data
Gold
Gold produced (000s ounces)[5]	1,445	1,485	2,835	3,073
Gold sold (000s ounces)[5]	1,466	1,516	2,851	3,134
Realized price ($ per ounce)[3]	$ 1,190	$ 1,289	$ 1,204	$ 1,287
Cash costs ($ per ounce)[3]	624	594	640	588
Cash costs on a co-product basis ($ per ounce)[3]	648	615	666	610
All-in sustaining costs ($ per ounce)[3]	895	865	918	849
All-in sustaining costs on a co-product basis ($ per ounce)[3]	919	886	944	871
All-in costs ($ per ounce)[3]	954	945	995	940
All-in costs on a co-product basis ($ per ounce)[3]	$ 978	$ 966	$ 1,021	$ 962
Copper
Copper produced (millions of pounds)	115	67	233	171
Copper sold (millions of pounds)	112	73	233	184
Realized price ($ per pound)[3]	$ 2.66	$ 3.17	$ 2.60	$ 3.08
C1 cash costs ($ per pound)[3]	$ 1.94	$ 2.04	$ 1.89	$ 2.08
C3 cash costs ($ per pound)[3]	$ 2.50	$ 2.52	$ 2.42	$ 2.59

[1]	Net earnings/loss represents net earnings/loss attributable to the equity holders of the Company.
[2]	Calculated using weighted average number of shares outstanding under the basic method.
[3]	These are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 50 - 56 of this MD&A.
[4]

These amounts are presented on a 100% accrued basis. Project and expansion capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.

[5]	Gold production and sales include our pro rata share of Acacia and Pueblo Viejo at our equity share.

BARRICK SECOND QUARTER 2015	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL AND OPERATING HIGHLIGHTS

Net Income, Adjusted Net Income, Adjusted EBITDA,

Operating Cash Flow and Free Cash Flow

●

Net earnings and adjusted net earnings were 97% higher and 62% lower, respectively, in second quarter 2015 than in the same prior year period. For the six month period ended June 30, 2015, net earnings and adjusted net earnings were 127% higher and 69% lower, respectively, compared to the first half of 2014.

●

The increases in net earnings are primarily due to the impact of a $514 million impairment charge recorded in second quarter 2014 relating to the reclassification of the Jabal Sayid copper project as held for sale, partially offset by a decrease in gold sales volume and a lower realized gold and copper price.

●

The decreases in adjusted net earnings are primarily due to a decrease in gold sales volumes combined with a decrease in gold and copper realized prices, partially offset by a 53% and 27% increase in copper sales volume in second quarter and the first half of 2015, respectively, compared to the same prior year periods.

●	Significant adjusting items (net of tax and non-controlling interest effects) in second quarter 2015 include:
¡	$22 million in impairment charges primarily related to power assets at our Pueblo Viejo mine;
¡	$30 million in unrealized foreign currency translation losses; and
¡	$17 million in costs relating to the closure of our Perth office; partially offset by
¡	$15 million positive adjustment reflecting the impact of the increase in the discount rate used to calculate the provision for environmental remediation at our closed mines.

●	Significant adjusting items (net of tax and non-controlling interests effects) in the first half of 2015 include:
¡	$25 million in impairment charges primarily related to power assets at our Pueblo Viejo mine;
¡	$36 million in unrealized foreign currency translation losses; and
¡	$17 million in costs relating to the closure of our Perth office; partially offset by
¡	$26 million in gains on sale of assets.

●

Adjusted EBITDA was 27% and 24% lower for the three and six month periods ended June 30, 2015, respectively, compared to the same prior year periods. The decreases were primarily due to a decrease in gold sales volumes combined with a decrease in realized gold and copper prices, partially offset by an increase in copper sales volume.

●	Operating cash flow for the three and six month period ended June 30, 2015 of $525 million and $841 million, respectively, was 8% higher and 22% lower, respectively than the same prior year periods.

●

The increase in operating cash flow for second quarter 2015 primarily reflects working capital improvements, particularly a lower draw down of accounts payable and accruals relating to our Pascua-Lama project, combined with a decrease in income tax payments.

●	The decrease in operating cash flow for the first half of 2015 is primarily due an increase in inventory due to increased leachpad inventory

BARRICK SECOND QUARTER 2015	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

levels at Zaldívar as a result of the severe rain event that occurred at the end of first quarter 2015. The decrease was partially offset by working capital improvements, particularly a lower draw down of accounts payable and accruals relating to our Pascua-Lama project.

●

Free cash flow for the three and six month periods ended June 30, 2015 was an inflow of $26 million and an outflow of $172 million, respectively, compared to an outflow of $128 million and $159 million, respectively, in the same prior year periods.

●

The inflow in second quarter 2015 reflects the higher operating cash flows combined with the impact of lower capital expenditures. For the six month period ended June 30, 2015, the larger outflow reflects the lower operating cash flows, partially offset by the impact of lower capital expenditures.

●	Our portfolio continues to generate positive free cash flow positive at a gold price of $1,100 per ounce.

Gold production, cash costs and all-in sustaining costs

●

Gold production for the three and six month periods ended June 30, 2015 was 3% and 8% lower, respectively, compared to the same prior year periods largely due to a decrease in production at Cortez, Goldstrike, Pueblo Viejo and Veladero, partially offset by an increase in production at Lagunas Norte. Also contributing to the decreased production for the first half of 2015 was the impact of the asset sales that occurred in the first half of 2014. The lower production was in line with our operating plan for 2015 and consistent with our guidance that 55% of our production will come in the second half of the year. Higher second half production is primarily due to higher production at Goldstrike as the thiosulfate circuit ramps up to commercial production levels; higher production at Cortez as the open pit transitions into higher grade material and the thiosulfate circuit at Goldstrike allows for the processing of existing Cortez stockpiles; and higher production at Pueblo Viejo due to the availability of higher grade ore and increased throughput due to higher autoclave availability. We now expect gold production for 2015 to be in the range of 6.1 to 6.4 million ounces, compared to our previous guidance range of 6.2 to 6.6 million ounces, reflecting the divestiture of our Cowal mine, which closed on July 23, and 50% of our Porgera mine, which is expected to close in the third quarter.

●

For the three and six month periods ended June 30, 2015, cash costs increased 5% and 9%, respectively, compared to the same prior year periods, primarily due to the impact of lower sales volume on unit costs. All-in sustaining costs for the three and six month periods ended June 30, 2015 increased 3% and 8%, respectively, compared to the same prior year periods, as the higher cash costs were partially offset by lower sustaining capital expenditures, primarily due to a reduction in capitalized stripping costs. As expected, second quarter 2015 was our highest cost quarter for both cash costs and all-in sustaining costs, largely due to the impact of higher costs at Goldstrike due to the impact of lower sales volume as a significant portion of thiosulfate circuit production from the second quarter will not be sold until the third quarter, partially offset by lower sustaining capital expenditures.

BARRICK SECOND QUARTER 2015	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

●

We continue to expect 2015 cash costs to be within our guidance ranges of $600 to $640 per ounce and now expect all-in sustaining costs to be $840 to $880 per ounce, compared to our previous range of $860 to $895 per ounce. Costs are expected to be about 10% lower in second half 2015 due to the impact of higher production levels on unit costs as well as lower sustaining capital expenditures following rigorous application of our capital allocation framework.

●

All-in costs for the three and six month periods ended June 30, 2015 were 1% and 6% higher, respectively, than the same prior year periods. The increases were primarily due to the same factors affecting all-in sustaining costs combined with an increase in project capital expenditures relating to our South Arturo project, partially offset by a decrease in expansion capital expenditures.

Copper production and C1 costs

●

For the three and six month periods ended June 30, 2015, copper production increased 72% and 36%, respectively, compared to the same prior year periods, due to higher production at Lumwana as a result of the partial conveyor collapse that shutdown the mill and concentrate production for much of second quarter 2014. Production at Zaldívar was slightly down compared to the same prior year periods largely due to the impact on production of the severe rain event that occurred at the end of first quarter 2015.

●	C1 cash costs were 5% and 9% lower, respectively, than the same prior year periods due to the impact of higher sales volume on unit production costs.

Capital Expenditures

●

Capital expenditures for the three and six month period ended June 30, 2015 were 18% and 14% lower, respectively, compared to the same prior year periods. The decreases are primarily due to a 14% and 10% reduction, respectively, in minesite sustaining capital expenditures due to lower capitalized stripping costs across most sites, partially offset by an increase in project capital expenditures relating to our South Arturo project. As at June 30, 2015, we have incurred $870 million in capital expenditures.

●	As a result of rigorous application of our capital allocation framework, we now expect minesite sustaining capital expenditures to be in the range of $1.4 to $1.6 billion; minesite expansion capital expenditures to be in the range of $100 to $150 million, driven by efficiencies at Turquoise Ridge, Cortez and Ruby Hill; project expenditures to be in the range of $100 to $150 million, reflecting reduced spending at Pascua-Lama, Donlin Gold and Spring Valley; and total capital expenditures to be in the range of $1.6 to $1.9 billion. These compare to our previous guidance ranges of $1.5 to $1.7 billion, $150 to $200 million, $150 to $200 million and $1.8 to $2.1 billion, respectively. All significant new and ongoing projects will be reviewed by our investment committee against our target 15% hurdle rate.

Strengthening the Balance Sheet

●

Earlier this year, we set a debt reduction target of $3 billion for 2015. Thus far, we have announced agreements representing $2.45 billion from asset sales, joint ventures and streaming. In addition, we have also retired approximately $250 million in debt using cash on hand in the first half of this year. Collectively, these actions represent $2.7 billion, or 90 percent of our target. Transactions announced to date include:

¡	Sale of our Cowal mine for cash proceeds of $550 million, which closed on July 23, 2015;
¡	Sale of 50% of our interest in the Porgera mine for cash proceeds of $298 million, which is expected to close in third quarter 2015;
¡	Sale of 50% of our Zaldívar mine for $1.005 billion, which is expected to close in late 2015; and
¡	Streaming agreement on a portion of Barrick’s share of gold and silver production from Pueblo Viejo for cash proceeds of $610 million, expected to close in fourth quarter 2015.

●

To begin with, we intend to use a portion of the net proceeds from the sale of the Cowal mine to redeem the outstanding $229 million aggregate principal amount of 2.90% notes due 2016 issued by Barrick. The notes will be redeemed on September 9, 2015 in accordance with their terms.

●

Over the last several months, Barrick has received a number of proposals and expressions of interest relating to the proposed acquisition of various non-core assets in Nevada and Montana. Over the next several weeks, we intend to commence a formal process to sell Bald

BARRICK SECOND QUARTER 2015	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

Mountain, Round Mountain (50 percent interest), Spring Valley (70 percent interest), Ruby Hill, Hilltop and Golden Sunlight. These assets represent an attractive portfolio of producing and development-stage assets in a politically stable and highly prospective region.

●	Lowered our quarterly dividend to two cents per share and introduced a dividend reinvestment plan

Operational Focus

●

Anticipating the potential for a weaker gold price environment in the second half of 2015, we have carried out a series of planning exercises that detail actions we can take to optimize mine plans and increase flexibility in a lower gold price environment.

●

These actions include: adjusting life-of-mine plans to maximize short-term cash flow; placing higher cost operations on care and maintenance; deferring stripping activities; close or divest mines that do not meet capital allocation objectives; increase cut-off grades; reduce mining/processing rates; further reduce G&A and exploration; further reduce sustaining capital; and process higher grade stockpiles.

BARRICK SECOND QUARTER 2015	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

Full Year 2015 Outlook

($ millions, except per ounce/pound data)	2015E

Gold production and costs
Production (millions of ounces) [1]	6.1 - 6.4
Gold unit production costs
All-in sustaining costs ($ per ounce) [2]	840 - 880
Cash costs ($ per ounce)[3]	600 - 640
Depreciation ($ per ounce)	240 - 260

Copper production and costs
Production (millions of pounds)[4]	480 - 520
Copper unit production costs
C1 cash costs ($ per pound)	1.75 - 2.00
Depreciation ($ per pound) [5]	0.25 - 0.35
C3 fully allocated costs ($ per pound)[4]	2.35 -2.65

Exploration and project expenses[6]	330 - 420
Exploration and evaluation[6]	180 - 230
Project expenses	150 - 190
General and administrative expenses	~225
Corporate administration	~145
Stock-based compensation	~50
Acacia	~30
Other expense	40 - 60
Finance costs	800 - 825
Capital expenditures:
Minesite sustaining[7]	1,400 - 1,600
Minesite expansion[7]	100 - 150
Projects [7]	100 - 150
Total capital expenditures[7]	1,600 - 1,900

Effective income tax rate	~53%

Key Assumptions
Gold Price ($/ounce)	$ 1,100
Copper Price ($/pound)	$ 2.50
Oil Price ($/barrel)	$60
AUD Exchange Rate	$ 0.80
ARS Exchange Rate	9.88
CAD Exchange Rate	$ 1.25
CLP Exchange Rate	610

[1]

We now expect gold production to be in the range of 6.1 - 6.4 million ounces, compared to our previous guidance of 6.2 - 6.6 million ounces, reflecting the divestiture of our Cowal mine and 50% of our Porgera mine.

[2]

We now expect all-in sustaining costs to be $840 to $880 per ounce, compared to our previous range of $860 to $895 per ounce. All-in sustaining costs are calculated in accordance with the standard published by the World Gold Council (‘WGC’). See page 52 of this MD&A for further details.

[3]

Cash costs reflect our equity share of unit production costs, including the impact of by-product credits, which is calculated in accordance with the standard published by the WGC. See pages 52 of this MD&A for further details.

[4]

As a result of the decision to continue operations at Lumwana, we continue to expect copper production to be in the range of 480 to 520 million lbs and C3 fully allocated costs to be in the range of $2.35 to $2.65 per pound compared to our previous guidance ranges of 310 to 340 million lbs and $2.30 to $2.60 per pound, respectively.

[5]

We now expect depreciation per pound to be in the range of $0.25 - $0.35 per pound compared to our previous guidance range of $0.35 - $0.45 per pound to reflect the lower asset base at Lumwana following the recognition of year-end impairment charges on full year depreciation.

[6]

We now expect exploration and evaluation expenditures to be in the range of $180 to $230 million and total exploration and project expenses to be in the range of $330 to $420 million compared to our previous guidance ranges of $220 to $270 million and $370 to $460 million, respectively.
[7]

We now expect minesite sustaining capital expenditures to be in the range of $1,400 to $1,600 million, minesite expansion capital expenditures to be in the range of $100 to $150 million, projects expenditures to be in the range of $100 to $150 million and total capital expenditures to be in the range of $1,600 to $1,900 million compared to our previous guidance ranges of $1,500 to $1,700 million, $150 to $200 million, $150 to $200 million and $1,800 to $2,100 million, respectively.

Key Business Developments

Divestitures

On July 30, 2015, we announced the sale of 50% of our Zaldívar copper mine in Chile to Antofagasta Plc for total cash consideration of $1.005 billion. As a result, we expect to record a goodwill impairment of approximately $400 million in third quarter 2015. The transaction is expected to be completed in late 2015 and is subject to customary closing conditions.

On July 23, 2015, we completed the sale of our Cowal mine in Australia for cash consideration of $550 million. As at June 30, 2015, all of the assets and liabilities of Cowal were classified as held for sale. We intend to use a portion of the net proceeds from the sale of the Cowal mine to redeem the outstanding $229 million aggregate principal amount of 2.90% notes due 2016 issued by Barrick. The notes will be redeemed on September 9, 2015 in accordance with their terms.

On May 26, 2015, we announced the sale of 50% of our interest in the Porgera mine in Papua New Guinea to Zijin Mining Group Company (‘Zijin’) for cash consideration of $298 million. As at June 30, 2015, all of the assets and liabilities of Porgera were classified as held for sale as the transaction will result in a loss of control. The transaction is expected to close in third quarter 2015.

Streaming Agreement

On August 5, 2015 we announced that we had entered into a gold and silver streaming agreement with Royal Gold, Inc. (“Royal Gold”) for production linked to Barrick’s 60 percent interest in the Pueblo Viejo mine. In return, Royal Gold has agreed to make an upfront cash payment of $610 million plus continuing cash payments for gold and silver delivered under the agreement.

Under the terms of the agreement, Barrick will sell gold and silver to Royal Gold equivalent to:

•	7.5 percent of Barrick’s interest in the gold produced at Pueblo Viejo until 990,000 ounces of gold have been delivered, and 3.75 percent thereafter.

•	75 percent of Barrick’s interest in the silver produced at Pueblo Viejo until 50 million ounces

BARRICK SECOND QUARTER 2015	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

have been delivered, and 37.5 percent thereafter. Silver will be delivered based on a fixed recovery rate of 70 percent. Silver above this recovery rate is not subject to the stream.

Ongoing cash payments to Barrick are tied to prevailing spot prices rather than fixed in advance, maintaining material exposure to higher gold and silver prices in the future. Barrick will receive ongoing cash payments from Royal Gold equivalent to 30 percent of the prevailing spot prices for the first 550,000 ounces of gold and 23.1 million ounces of silver delivered. Thereafter payments will double to 60 percent of prevailing spot prices for each subsequent ounce of gold and silver delivered.

Royalty Changes in Zambia

On April 20, 2015, the Zambian government announced amendments to the country’s mining tax regime that would replace the recently adopted 20 percent gross royalty on open pit mines with a nine percent royalty, along with the reintroduction of a 30 percent corporate income tax and a 15 percent variable profits tax. The legislation was passed in late July. In third quarter 2015 we will evaluate the potential for a reversal of previous impairments recorded in fourth quarter 2014.

Zambia Power Reductions

In second quarter 2015, the Zambian power authority (“ZESCO”) announced reduction to power generation necessitated by the low water levels in its reservoirs as a result of the poor rainfall experienced during the recent rainy season. We are working with industry and ZESCO to develop an optimal load shedding program to minimize the impact to production.

Jabal Sayid Financing Facility

On April 2, 2015, Ma’aden Barrick Copper Company (our 50% Barrick owned equity method investment) signed a financing agreement with the Saudi British Bank to finance the Jabal Sayid copper project for SAR 750 million ($200 million USD). The proceeds will be used to fund the expenditures remaining to bring the mine into commercial production.

Pascua-Lama Chilean Environmental Court Ruling

On March 23, 2015, Chile’s Environmental Court ruled that the Pascua-Lama project has not damaged glaciers in the project area. The plaintiffs did not file an appeal and the matter is now closed.

Pascua-Lama SMA Regulatory Sanctions

On April 22, 2015, Chile’s environmental regulator (known as the SMA) reopened the administrative proceeding against Compañía Minera Nevada (‘CMN’), Barrick’s Chilean subsidiary that holds the Chilean portion of the

Pascua-Lama project (the ‘Project’) in accordance with the March 3, 2014 decision of the Environmental Court of Santiago, Chile. A decision from the SMA is pending in this matter.

Also on April 22, 2015, CMN was notified that the SMA has initiated a new administrative proceeding for alleged deviations from certain requirements of the Project’s environmental approval, including with respect to the Project’s environmental impact and a series of monitoring requirements. In May 2015, CMN submitted a compliance program to address certain of the allegations and presented its defense to the remainder of the alleged deviations. The SMA rejected CMN’s proposed compliance program on June 24, 2015. CMN filed an administrative appeal of this decision on July 3, 2015. A decision from the SMA on the administrative appeal and on CMN’s defense to the remainder of the alleged deviations is pending. Further submissions may be required if CMN’s administrative appeal is denied. Refer to Note 22 to the consolidated financial statements for more information.

Hemlo Land Acquisition

In March 2015, Barrick acquired certain surface and mineral lands adjacent to the Hemlo property in Ontario from subsidiaries of Newmont Mining Corporation for $37.5 million. The acquisition will enable Hemlo to realize additional value through near-term, lower-cost ounces, optimize its current operation, and increase exploration potential, which will allow for potential mine life extensions.

Alturas Gold Discovery

We have made a new gold discovery located in the Andean region of Chile. The new discovery is the result of a methodical re-evaluation of the El Indio belt led by our exploration team. Drilling has concluded for the current season and we expect to report an initial resource at the end of the year.

Exploration Partnership with QPX

Our focus is gold and we have no plans to expand our existing copper position. However, we seek to maximize the value of our highly prospective land holdings where there is currently little to no exploration taking place, so we have formed a strategic partnership with Quantum Pacific Exploration (“QPX”) to explore for copper deposits on our land in northern Chile. Any gold deposits located on Barrick land will remain 100 percent Barrick-owned. If a copper deposit project is identified on either Barrick or QPX land, it will be 50 percent owned by each company.

BARRICK SECOND QUARTER 2015	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

Market Overview

Gold and Copper

The market prices of gold and, to a lesser extent, copper are the primary drivers of our profitability and our ability to generate free cash flow for our shareholders.

The price of gold is subject to volatile price movements over short periods of time and is impacted by numerous industry and macroeconomic factors. During second quarter, the price of gold ranged from $1,163 to $1,232 per ounce. The price of gold closed at $1,171 per ounce on June 30, 2015, while the average quarterly market price of $1,192 per ounce represented a $96 per ounce or 7% decrease from the $1,288 per ounce average market price in the same prior year period.

Copper prices in second quarter traded in a range of $2.56 per pound to $2.94 per pound. The average price for second quarter was $2.74 per pound and the closing price was $2.60 per pound on June 30, 2015. Copper prices should continue to be influenced by demand from emerging markets, specifically China, the availability of scrap and production levels of mines and smelters in the future.

We have provisionally priced copper sales for which final price determination versus the relevant copper index is outstanding at the balance sheet date. As at June 30, 2015, we have recorded 61 million pounds of copper sales subject to final settlement at an average provisional price of $2.61 per pound. The impact to net income before taxation of a 10% movement in the market price of copper would be approximately $16 million, holding all other variables constant.

Silver

Silver prices do not significantly impact our current operating earnings, cash flows or gold cash costs. Silver prices, however, will have a significant impact on the overall economics for our Pascua-Lama project.

In second quarter, silver prices traded in a range of $15.50 per ounce to $17.78 per ounce, averaged $16.39 per ounce and closed the quarter at $15.70 per ounce. The silver price is driven by factors similar to those influencing investment demands for gold.

Currency Exchange Rates

The results of our mining operations outside of the United States are affected by US dollar exchange rates with non-US denominated currencies comprising approximately 25% of our operating and capital cost exposures. We have exposure to the Australian and Canadian dollars through a combination of mine operating and corporate administration costs, as well as exposure to the Chilean peso through expected future capital and operating costs at our Pascua-Lama project and mine operating costs at Zaldívar. We also have exposure to the Argentinean peso through operating costs at our Veladero mine, peso denominated VAT receivable balances and expected future capital and operating costs at our Pascua-Lama project. In addition, we have exposure to the Papua New Guinea kina, Peruvian sol, Zambian kwacha, Tanzanian shilling and Dominican peso through mine operating and capital costs.

As a means of minimizing the volatility on our operating costs from fluctuations in the US dollar, we have put in place protection through our currency hedging program on our three largest currency exposures, namely the Australian dollar, the Canadian dollar and the Chilean peso. In second quarter 2015, the Australian dollar traded in a range of $0.75 to $0.82 against the US dollar, while the US dollar against the Canadian dollar and Chilean peso traded in ranges of $1.19 to $1.27 and CLP 593 to CLP 640, respectively.

In second quarter 2015, we recorded losses in earnings of approximately $34 million from our Australian, Canadian and Chilean peso hedges, primarily impacting our operating and corporate administration costs (Q2 2014: $33 million gain).

AUD Currency Contracts

	Contracts (AUD millions	Effective Average Hedge Rate (AUDUSD)	% of Total Expected AUD Exposure[1] Hedged	% of Expected Operating Cost Exposure Hedged	Crystallized Gain/(Loss) in OCI [2] (USD millions)

2015	165	0.93	69%	80%	2
2016	85	0.91	20%	23%	(14)

CAD Currency Contracts

	Contracts (CAD millions)[3]	Effective Average Hedge Rate (USDCAD)	% of Total Expected CAD Exposure[1] Hedged	% of Expected Operating Cost Exposure Hedged	Crystallized Gain/(Loss) in OCI [2] (USD millions)

2015	120	1.03	52%	59%	-

BARRICK SECOND QUARTER 2015	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

CLP Currency Contracts

	Contracts (CLP millions) [4]	Effective Average Hedge Rate (USDCLP)	% of Total Expected CLP Exposure[1] Hedged	% of Expected Operating Cost Exposure Hedged	Crystallized Gain/(Loss) in OCI [2] (USD millions)

2015	51,000	521	40%	68%	-

[1]	Includes all forecasted operating, administrative, sustainable and eligible project capital expenditures.
[2]	To be reclassified from Other Comprehensive Income (“OCI”) to earnings when indicated.
[3]	Includes C$120 million CAD collar contracts with an average range of $1.03 - $1.15.
[4]	Includes CLP 51,000 million collar contracts with an average range of 521 - 601.

Fuel

For second quarter, the price of West Texas Intermediate (“WTI”) crude oil traded in a range of $47 to $63 per barrel, averaged $58 per barrel, compared to an average of $103 per barrel in the same prior year period, and ended the quarter at $59 per barrel.

In second quarter 2015, we recorded a hedge loss of $1 million on our fuel hedge positions (Q2 2014: $4 million gain).

Financial Fuel Hedge Summary

	Barrels (thousands)	Average Price	% of Expected Exposure	Impact of $10 change on Pre- tax Earnings (USD millions)[1]

2015	1,378	90	60%	9
2016	2,933	85	64%	17
2017	1,984	81	48%	21
2018	1,080	79	26%	30

[1]	Includes the impact of hedges currently in place.

US Dollar Interest Rates

During second quarter 2015, the Federal Open Market Committee of the US Federal Reserve (“FOMC”) released a statement reiterating its view that a highly accommodative stance of monetary policy remains appropriate. In determining how long to maintain the current 0% to 0.25% range for the benchmark rate, the FOMC noted that it will use a wide range of information, including measures of labor market conditions, indicators of inflation pressures and inflation expectations, and readings on financial and international developments, to assess progress towards its objectives of maximum employment and 2 percent inflation.

At present, our interest rate exposure mainly relates to interest receipts on our cash balances ($2.1 billion at June 30,

2015); the mark-to-market value of derivative instruments; the fair value of and ongoing payments under US dollar interest-rate swaps; the carrying value of certain long lived assets and liabilities; and to the interest payments on our variable-rate debt ($1.0 billion at June 30, 2015). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments.

BARRICK SECOND QUARTER 2015	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF FINANCIAL RESULTS

Revenue

($ millions, except per ounce/pound data in dollars)	For the three months ended June 30		For the six months ended June 30

	2015	2014	2015	2014

Gold
000s oz sold[1]	1,466	1,516	2,851	3,134
Revenue	$ 1,921	$ 2,150	$ 3,840	$ 4,429
Market price[2]	1,192	1,288	1,206	1,291
Realized price[2,3]	$ 1,190	$ 1,289	$ 1,204	$ 1,287
Copper
millions lbs sold[1]	112	73	233	184
Revenue	$ 257	$ 237	$ 524	$ 542
Market price[2]	2.74	3.08	2.69	3.14
Realized price[2,3]	2.66	3.17	2.60	3.08
Other sales	$ 53	$ 71	$ 112	$ 134

[1]	Includes our equity share of gold ounces from Acacia and Pueblo Viejo.
[2]	Per ounce/pound weighted average.
[3]	Realized price is a non-GAAP financial performance measure with no standard meaning under IFRS. For further information and a detailed reconciliation, please see page 56 of this MD&A.

For the three and six month periods ended June 30, 2015, gold revenues were down 11% and 13%, respectively, compared to the same prior year periods. The decreases were primarily due to lower gold sales volume and lower realized gold prices compared to the same prior year periods. Copper revenues for the three and six month periods ended June 30, 2015 were up 8% and down 3%, respectively, compared to the same prior year periods. The increase in second quarter 2015 was primarily due to the impact of higher copper sales volume, partially offset by the lower realized copper price compared to the same prior year periods. For the six month period ended June 30, 2015 the decrease in copper revenue was primarily due to the lower copper realized price, partially offset by an increase in sales volume.

Realized gold prices for the three and six month periods ended June 30, 2015 were down $99 and $83 per ounce, respectively, compared to the same prior year periods. The decrease in realized gold prices reflects the lower market gold prices in the second quarter and first half of 2015 compared to the same prior year periods. For the three and six month periods ended June 30, 2015, realized copper prices were down $0.51 and $0.48 per pound, respectively, compared to the same prior year periods, due to the 11% and 14% decline in market copper prices, respectively, over the same prior year periods.

Gold production for the three and six month periods ended June 30, 2015 of 1.45 million and 2.84 million ounces, respectively, were 3% and 8% lower, respectively, than the same prior year periods. The decrease was primarily due to lower production at Cortez, Goldstrike, Pueblo Viejo and Veladero, combined with the impact of asset sales that occurred in the first half of 2014, partially offset by an increase in production at Lagunas Norte.

For the three and six month periods ended June 30, 2015, copper production increased by 72% and 36%, respectively, compared to the same prior year periods due to higher production at Lumwana, partially offset by slightly lower production at Zaldívar. The increased production at Lumwana was primarily due to the partial conveyor collapse that shutdown the mill and concentrate production for much of second quarter 2014. Production at Zaldívar was negatively impacted by the severe rain event that occurred in first quarter 2015.

Production Costs

($ millions, except per ounce/pound data in dollars)	For the three months ended June 30		For the six months ended June 30

	2015	2014	2015	2014

Cost of sales
Direct mining costs	$ 1,164	$ 1,139	$ 2,350	$ 2,367
Depreciation	419	400	840	802
Royalty expense	89	73	179	148
Community relations	17	19	28	33
Cost of sales - gold[1]	1,410	1,407	2,834	2,851
Cash costs[2,3]	624	594	640	588
All-in sustaining costs - gold[2,3]	895	865	918	849
Cost of sales - copper[1]	237	196	488	451
C1 cash costs[2,3]	1.94	2.04	1.89	2.08
C3 fully allocated costs[2,3]	$ 2.50	$ 2.52	$ 2.42	$ 2.59

[1]	2014 figures restated to include community relations costs.
[2]	Per ounce/pound weighted average.
[3]

Cash costs, all-in sustaining costs, C1 cash costs and C3 fully allocated costs are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please see pages 52 - 55 of this MD&A.

For the three and six month periods ended June 30, 2015, cost of sales applicable to gold was in line with the same prior year periods. For second quarter and first half 2015, lower direct mining costs resulting from decreased sales volumes were offset by an increase in depreciation expense as well as the impact of inventory write-downs taken in the first half of the year.

BARRICK SECOND QUARTER 2015	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

Gold cash costs for the three and six month periods ended June 30, 2015 were up $30 and $52 per ounce, respectively, compared to the same prior year periods. The increases were primarily due to the impact of lower production levels on unit production costs combined with an increase in shared services costs allocated to the operating sites. All-in sustaining costs for the three and six months ended June 30, 2015 were up $30 and $69 per ounce, respectively, compared to the same prior year periods. The increases were primarily due to the higher cash costs per ounce partially offset by lower minesite sustaining capital expenditures.

For the three and six month periods ended June 30, 2015, cost of sales applicable to copper increased $41 million and $37 million, respectively, compared to the same prior year periods. The increases were primarily due to significantly higher royalty expense at Lumwana resulting from the increase in the royalty rate from 6% to 20% in first quarter 2015. This was partially offset by lower depreciation expense as a result of the impairment charge recorded in fourth quarter 2014.

C1 cash costs per pound for the three and six month periods ended June 30, 2015 were 5% and 9% lower, respectively, than the same prior year periods reflecting the impact of higher sales volume on unit production costs. C3 fully allocated costs were in line and 7% lower, respectively, than the same prior year periods, primarily reflecting the effect of the above factors on C1 cash costs combined with lower depreciation.

Capital Expenditures1

($ millions)	For the three months ended June 30		For the six months ended June 30

	2015	2014	2015	2014

Project capital expenditures[2]	$ 22	($4)	$ 37	$47
Minesite sustaining	152	175	305	308
Mine development	209	247	409	482
Minesite expansion[2]	23	77	102	160
Capitalized interest	8	7	17	14

Total consolidated capital expenditures	$ 414	$ 502	$ 870	$ 1,011

[1]	These amounts are presented on a 100% accrued basis.
[2]	Project and expansion capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.

For the three and six month periods ended June 30, 2015, capital expenditures decreased 18% and 14%, respectively, compared to the same prior year periods. The decreases are primarily due to a decrease in minesite sustaining and development capital expenditures combined with lower minesite expansion capital expenditures, partially offset by an increase in project capital expenditures. The decreases in minesite sustaining capital expenditures are primarily due to the deferral of non-critical capital spending across sites, partially offset by an increase in costs at Veladero relating to the phase 4B and 5A leach pad expansions. The 15% reduction in minesite development capital expenditures for the three and six month periods ended June 30, 2015 is due to lower capitalized stripping costs, primarily at Cortez and Pueblo Viejo, partially offset by an increase in those costs at Veladero and at Porgera. Minesite expansion capital expenditures decreased 70% and 36%, respectively, over the same prior year periods due to a decrease in expenditures at Goldstrike, as the construction of the thiosulfate technology project neared completion. The increase in project capital expenditures compared to the same prior year periods is primarily due to costs incurred at our South Arturo project. In second quarter 2015, capitalized interest was in line with the same prior year period, whereas for the first half of 2015 capitalized interest was 21% higher due to increased interest capitalized for the thiosulfate technology project.

Additional Significant Statement of Income Items

($ millions)	For the three months ended June 30		For the six months ended June 30

	2015	2014	2015	2014

General & administrative expenses	$ 70	$ 82	$ 137	$ 185
Corporate administration[1]	$ 49	$ 41	$ 100	$ 95
Operating segment administration[2]	$ -	$ 31	$ -	$ 64
Stock-based compensation	$ 5	-	$ 10	$ 6
Acacia	$ 16	$ 10	$ 27	$ 20
Other expense/(income)	$ 32	$ 17	$ 14	$ 36
Exploration, evaluation & project costs	$ 97	$ 105	$ 183	$ 205
Finance costs	$ 194	$ 200	$ 390	$ 401
Finance income	$ 2	$ 3	$ 4	$ 6
Impairments	$ 35	$ 512	$ 40	$ 524

[1]	For the three and six month period ended June 30, 2015, corporate administration costs include approximately $8 million and $13 million, respectively, of non-recurring severance costs.
[2]	In 2015, operating segment administration costs have been allocated to our operating sites and are now included in cost of sales.

BARRICK SECOND QUARTER 2015	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

General and Administrative Expenses

For the three and six month periods ended June 30, 2015, general and administrative expenses were $12 million and $48 million lower, respectively, than the same prior year periods. The decreases were primarily due to an increase in the allocation of shared services costs from general and administrative expenses to cost of sales, partially offset by an increase in corporate administrative costs and an increase in costs relating to Acacia. For second quarter 2015, the increase in corporate administrative costs reflects $8 million in severance costs incurred as a result of restructuring, whereas the increase for the first six months of 2015 reflects $13 million in severance costs, partially offset by $11 million in corporate administrative costs that were allocated to the sites. We are on track to achieve our targeted reduction of $50 million in general and administrative and overhead costs in 2015, exceeding our original target of $30 million for the year. We now expect to reach $90 million in annualized savings in 2016, up from our original target of $70 million.

Other Expense (Income)

Other expense for the three and six month periods ended June 30, 2015 increased by $15 million and decreased by $22 million, respectively, compared to the same prior year periods. The increase in second quarter 2015 reflects $24 million in office closure costs primarily related to our Perth office. The decrease for the six month period ended June 30, 2015 was primarily due to a $14 million reduction in consulting fees, partially offset by the $24 million in office closure costs. For a further breakdown of other expense (income), refer to note 10 to the consolidated financial statements.

Exploration, Evaluation and Project Costs

Exploration, evaluation and project costs for the three and six months ended June 30, 2015 decreased $8 and $22 million, respectively, compared to the same prior year periods. The decrease in second quarter 2015 is primarily due to a $7 million decrease in project costs at Jabal Sayid combined with a $4 million decrease in community relations costs relating to projects. For the six month period ended June 30, 2015, the decrease was primarily due to a $17 million reduction in project costs at Jabal Sayid combined with a $13 million decrease in project costs at Pascua-Lama as we continue to drive down the cost of ongoing care and maintenance activities. This was partially offset by a 15% increase in costs relating to global exploration programs, specifically relating to Goldrush and Alturas, as well as an increase in corporate development costs. In line with our strategic objectives to identify, explore, and develop only those districts that show potential for superior returns on invested capital, we have revised our exploration and evaluation guidance to $180 million to $230 million from our previous guidance of $220 million to $270 million. For a further breakdown of exploration, evaluation and project costs, refer to note 8 to the consolidated financial statements.

Finance Costs

For the three and six month periods ended June 30, 2015, finance costs were $6 million and $11 million lower, respectively, compared to the same prior year periods. The decreases in finance costs were primarily due to a $4 million and $9 million decrease, respectively, in accretion expense. Interest costs incurred were in line with the same prior year period. For a further breakdown of finance costs/income, refer to note 11 to the consolidated financial statements.

Impairment Charges

For the three and six month periods ended June 30, 2015, impairment charges of $35 million and $40 million were incurred, respectively, compared to $512 million and $524 million, respectively, in the same prior year periods. Impairment charges in second quarter and the first half of 2015 primarily relate to a write-down of power assets at our Pueblo Viejo mine. Impairment charges in the same prior year periods primarily relate to the reclassification of the Jabal Sayid project as held-for-sale in second quarter 2014. For a further breakdown of impairment charges, refer to note 10B and 17 to the consolidated financial statements.

Income Tax Expense

Income tax expense was $103 million in second quarter 2015. The tax rate for income in second quarter 2015 was 110%. After adjusting for the impact of de-recognition of a deferred tax asset, the impact of net currency translation losses on deferred tax balances, the impact of impairments, asset sales and non-hedge derivatives, and the impact of non-deductible foreign exchange losses, the underlying effective tax rate for ordinary income in the second quarter 2015 was 53%.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities to reflect changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax

BARRICK SECOND QUARTER 2015	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

loss carry forwards, and also deferred tax liabilities. Potential changes of any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods.

Operating Segments Performance

Review of Operating Segments Performance

Barrick’s business is organized into fourteen individual mine sites, one publicly traded company and one project. Barrick’s Chief Operating Decision Maker (“CODM”), the Co-Presidents, review the operating results, assess performance and make capital allocation decisions at the mine site, Company and/or project level. Therefore, each individual mine site and Acacia are operating segments for financial reporting purposes. For segment reporting purposes, we present our reportable operating segments as follows: eight individual gold mines, two individual copper mines, Acacia and our Pascua-Lama project. The remaining operating segments have been grouped into an “other” category consisting of our remaining gold mines.

Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income. Starting January 1, 2015, we updated the allocation of our general and administration costs to individual mine sites to reflect the removal of all regional oversight and hold the mine sites directly accountable for the cost of the functional services they require to run their business.

BARRICK SECOND QUARTER 2015	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Operations

						For the three months ended June 30

	2015				2014[1]

	Gold Produced (ozs)	Gold Sold (ozs)	Cash Costs ($/oz)	All-In sustaining Costs ($/oz)	Gold Produced (ozs)	Gold Sold (ozs)	Cash Costs ($/oz)	All-In sustaining Costs ($/oz)

Cortez	193	201	$599	$811	217	228	$474	$759
Goldstrike	206	164	522	732	214	201	532	890
Pueblo Viejo (60%)	131	151	553	682	161	157	421	601
Lagunas Norte	155	160	325	509	115	118	395	593
Veladero	151	153	510	961	189	222	582	740

Total Core Mines	836	829	$ 506	$ 741	896	926	$493	$735

Turquoise Ridge (75%)	52	53	$575	$780	48	45	$482	$687
Porgera (95%)	118	125	910	1,128	120	119	952	1,026
Kalgoorlie (50%)	81	85	778	886	84	80	805	958
Acacia (63.9%)[2]	119	118	777	1,149	114	110	749	1,105
Cowal	71	81	550	593	64	63	661	840
Hemlo	42	43	868	1,147	48	51	867	1,091
Round Mountain (50%)	47	47	564	807	41	43	851	1,077
Bald Mountain	52	53	541	1,055	39	40	783	991
Golden Sunlight	16	19	992	1,265	15	19	894	1,166
Ruby Hill	3	3	665	600	14	13	771	841

Total Continuing Operations	1,437	1,456	$604	$841	1,483	1,509	$609	$835

Pierina	8	10	786	1,297	2	5	2,049	2,794
Marigold	-	-	-	-	-	2	1,057	1,057

Total Divested/Closed Sites	8	10	$786	$1,297	2	7	$1,766	$2,298

Total Gold[3]	1,445	1,466	$605	$844	1,485	1,516	$615	$841

Total Consolidated Barrick	1,445	1,466	$624	$895	1,485	1,516	$594	$865

	Copper Produced (lbs)	Copper Sold (lbs)	C1 Cash Costs ($/lb)	C3 Cash Costs ($/lb)	Copper Produced (lbs)	Copper Sold (lbs)	C1 Cash Costs ($/lb)	C3 Cash Costs ($/lb)

Zaldívar	52	46	$ 1.85	$ 2.18	54	50	$ 1.85	$ 2.23
Lumwana	63	66	2.01	2.73	13	23	2.49	3.17

Total Copper	115	112	$ 1.94	$ 2.50	67	73	$ 2.04	$ 2.52

[1]	2014 cash costs per ounce for individual mine sites have been restated to exclude the impact of hedges.
[2]	Acacia presented on a 73.9% basis until February 28, 2014 and a 63.9% basis thereafter.
[3]	Total gold cash costs and all-in sustaining costs per ounce exclude the impact of hedges and/or costs allocated to non-operating sites.

BARRICK SECOND QUARTER 2015	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Cortez, Nevada USA

Summary of Operating Data	For the three months ended June 30			For the six months ended June 30

	2015	2014	% Change	2015	2014	% Change

Total tonnes mined (000s)	38,610	38,381	1%	78,258	75,776	3%
Ore tonnes processed (000s)	4,026	5,176	(22%)	9,183	12,309	(25%)
Average grade (grams/tonne)	1.73	1.53	13%	1.33	1.46	(9%)
Gold produced (000s/oz)	193	217	(11%)	326	444	(27%)
Gold sold (000s/oz)	201	228	(12%)	356	425	(16%)
Cost of sales ($ millions)	$ 195	$ 171	14%	$ 391	$ 300	30%
Cash costs (per oz)[1]	$ 599	$ 474	26%	$ 693	$ 436	59%
All-in sustaining costs (per oz)[1]	$ 811	$ 759	7%	$ 877	$ 711	23%
All-in costs (per oz)[1]	$ 898	$ 776	16%	$ 961	$ 734	31%

Summary of Financial Data	For the three months ended June 30			For the six months ended June 30

	2015	2014	% Change	2015	2014	% Change

Segment EBIT ($ millions)	$ 43	$ 121	(64%)	$ 34	$ 240	(86%)
Segment EBITDA ($ millions)[1]	$ 117	$ 184	(36%)	$ 178	$ 355	(50%)
Capital expenditures ($ millions)[2]	$ 57	$ 66	(14%)	$ 90	$ 120	(25%)
Minesite sustaining	$ 39	$ 62	(37%)	$ 60	$ 110	(45%)
Minesite expansion	$ 18	$ 4	350%	$ 30	$ 10	200%

[1]	These are non-GAAP financial performance measures; for further information and a detailed reconciliation, please see pages 52 - 56 of this MD&A.
[2]	Amounts presented exclude capitalized interest.

Financial Results

Segment EBIT for the three and six month periods ended June 30, 2015 were 64% and 86% lower, respectively, than the same prior year periods primarily due to a significant reduction in sales volumes combined with a lower realized gold price.

Gold production for the three and six month period ended June 30, 2015 was 11% and 27% lower, respectively, compared to the same prior year periods. The decrease in second quarter 2015 was primarily due to the mining of mostly refractory ore from the underground, which is being stockpiled for shipment to Goldstrike, compared to the mining of primarily oxide ore from the Breccia zone in second quarter 2014. For the six month period ended June 30, 2015, the decrease was primarily due to the concentration of mining in the Cortez Hills phase 4, which has been primarily low grade leach ore, combined with the processing of lower grade Pipeline ore, whereas higher grade ore from the open pit was available for processing in the same prior year period.

Cost of sales for the three and six month period ended June 30, 2015 was 14% and 30% higher, respectively, compared to the same prior year periods. The increase for the three month period ended June 30, 2015 was primarily due to a reduction in capitalized stripping costs coming from Cortez Hills phase 4, partially offset by the impact of lower fuel costs and lower fuel consumption due to shorter hauls, productivity gains and a reduction in sales volumes. For the six month period ended June 30, 2015 the increase was primarily due to the recognition of $75 million in inventory write-downs in the first half of 2015 as a result of the mining of low grade ore combined with the impact of high depreciation base for the Cortez Hills open pit, as well as the impact of lower capitalized stripping costs from Cortez Hills phase 4. Cash costs were $125 per ounce and $257 per ounce higher, respectively, for the three and six month periods ended June 30, 2015, compared to the same prior year periods. The increases were primarily due to higher cost of sales combined with the impact of lower sales volume on unit production costs. All-in sustaining costs increased by $52 per ounce and $166 per ounce over the same prior year periods due to higher cash costs, partially offset by a decrease in minesite sustaining capital expenditures.

Capital expenditures for the three and six month period ended June 30, 2015 decreased by 14% and 25%, respectively, compared to the same prior year periods. The decreases were primarily due to a reduction in minesite sustaining capital expenditures due to lower capitalized stripping costs, partially offset by an increase in minesite expansion capital expenditures relating to the Lower Zone and CHUG Deep South expansion.

We are committed to improving our cost structure, and in 2015 the focus will be on improving efficiency and reducing costs through several initiatives, including increased efficiency of open pit equipment, reduced administration staff and decreased diesel consumption. This has allowed us to mine more efficiently, but with the

BARRICK SECOND QUARTER 2015	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

current lower grades, per ounce costs remain elevated. Once we move back into the higher grade areas of the mine, we expect to recognize significant savings on a per ounce basis. Efforts to reduce operating costs in 2015 are on track, and as a result planned capital expenditures for the year have been reduced.

Our guidance remains unchanged from our previous guidance range of 825 to 900 thousand ounces at cash costs of $560 to $610 per ounce and all-in sustaining costs of $760 to $835 per ounce. Production is expected to be higher in the second half of the year as the open pit transitions into higher grade material and the ramp-up of the thiosulfate circuit at Goldstrike allows for processing of existing Cortez stockpiles.

  Goldstrike, Nevada USA

Summary of Operating Data	For the three months ended June 30			For the six months ended June 30

	2015	2014	% Change	2015	2014	% Change

Total tonnes mined (000s)	11,336	20,848	(46%)	31,965	41,299	(23%)
Ore tonnes processed (000s)	1,417	1,123	26%	2,931	2,385	23%
Average grade (grams/tonne)	5.53	6.97	(21%)	5.36	7.24	(26%)
Gold produced (000s/oz)	206	214	(4%)	413	476	(13%)
Gold sold (000s/oz)	164	201	(18%)	363	483	(25%)
Cost of sales ($ millions)	$ 113	$ 137	(18%)	$ 262	$ 342	(23%)
Cash costs (per oz)	$ 522	$ 532	(2%)	$ 556	$ 558	-
All-in sustaining costs (per oz)	$ 732	$ 890	(18%)	$ 811	$ 812	-
All-in costs (per oz)	$ 760	$ 1,205	(37%)	$ 903	$ 1,074	(16%)

Summary of Financial Data	For the three months ended June 30			For the six months ended June 30

	2015	2014	% Change	2015	2014	% Change

Segment EBIT ($ millions)	$ 72	$ 125	(42%)	$ 158	$ 278	(43%)
Segment EBITDA ($ millions)	$ 100	$ 155	(35%)	$ 218	$ 350	(39%)
Capital expenditures ($ millions)	$ 29	$ 132	(78%)	$ 113	$ 243	(53%)
Minesite sustaining	$ 24	$ 68	(65%)	$ 80	$ 116	(31%)
Minesite expansion	$ 5	$ 64	(92%)	$ 33	$ 127	(74%)

Financial Results

Segment EBIT for the three and six month periods ended June 30, 2015 were 42% and 43% lower, respectively, than the same prior year periods. The decreases were primarily due to a lower realized gold price combined with a decrease in sales volume, partially offset by a decrease in open pit and underground mining costs.

Gold production for the three and six month period ended June 30, 2015 was 4% and 13% lower, respectively, compared to the same prior year periods. The decreases are primarily due to a reduction in ore tonnes mined as a result of the stripping activities on the North Betze layback, with minimal ore mined to date. The increase in tonnes processed and the decrease in recoveries are related to the commissioning of the thiosulfate circuit, which is running low grade stockpiles during the ramp up phase.

Cost of sales for the three and six month period ended June 30, 2015 was 18% and 23% lower, respectively, compared to the same prior year periods. The decreases were primarily due to a decrease in open pit and underground mining costs resulting from a reduction in fuel costs and fuel consumption as a result of shorter hauls; lower contractor services costs due to the completion of an underground development project; and an increase in capitalized development costs due to the capitalization of the stripping costs related to the North Betze layback. For the three and six month periods ended June 30, 2015 cash costs were $10 per ounce lower and in line, respectively, compared to the same prior year periods as the impact of the lower sales volume on unit production costs was offset by the decrease in cost of sales. All-in sustaining costs were $158 per ounce lower and in line over the same prior year periods. The decrease in all-in sustaining costs in second quarter 2015 was primarily due to the lower cash costs combined with a decrease in minesite sustaining and minesite expansion capital expenditures.

Capital expenditures for the three and six month period ended June 30, 2015 decreased by 78% and 53%, respectively, compared to the same prior year periods. The decreases were primarily due to a decrease in minesite expansion capital expenditure as a result of a

BARRICK SECOND QUARTER 2015	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

reduction in costs associated with the thiosulfate circuit as it nears completion.

We are committed to improving our cost structure, and in 2015 we are working towards improving operating performance and reducing costs through several initiatives, including enhanced integration between maintenance and supply chain, which is resulting in inventory optimizations, and also incremental improvements in underground contractor costs.

Our guidance remains unchanged from our previous guidance range of 1,000 to 1,150 thousand ounces at cash costs of $540 to $590 per ounce and all-in sustaining costs of $700 to $800 per ounce. Production will be largely weighted to the second half of the year as a result of the ramp up of the thiosulfate circuit.

  Pueblo Viejo, Dominican Republic

Summary of Operating Data	For the three months ended June 30			For the six months ended June 30

	2015	2014	% Change	2015	2014	% Change

Total tonnes mined (000s)	5,781	5,251	10%	10,325	10,364	-
Ore tonnes processed (000s)	1,042	975	7%	2,158	1,956	10%
Average grade (grams/tonne)	4.54	5.47	(17%)	4.41	5.50	(20%)
Gold produced (000s/oz)	131	161	(19%)	266	320	(17%)
Gold sold (000s/oz)	151	157	(4%)	285	330	(14%)
Cost of sales ($ millions)	$ 224	$ 218	3%	$ 455	$ 441	3%
Cash costs (per oz)	$ 553	$ 421	31%	$ 526	$ 442	19%
All-in sustaining costs (per oz)	$ 682	$ 601	13%	$ 673	$ 599	12%
All-in costs (per oz)	$ 682	$ 601	13%	$ 673	$ 599	12%

Summary of Financial Data	For the three months ended June 30			For the six months ended June 30

	2015	2014	% Change	2015	2014	% Change

Segment EBIT ($ millions)	$ 91	$ 164	(45%)	$ 228	$ 347	(34%)
Segment EBITDA ($ millions)	$ 161	$ 230	(30%)	$ 367	$ 467	(21%)
Capital expenditures ($ millions)	$ 17	$ 24	(29%)	$ 37	$ 43	(14%)
Minesite sustaining	$ 17	$ 24	(29%)	$ 37	$ 43	(14%)
Minesite expansion	-	-	-	-	-	-
Project capex	-	-	-	-	-	-

Financial Results

Segment EBIT for the three and six month periods ended June 30, 2015 were 45% and 34% lower, respectively, than the same prior year periods primarily due to a lower realized gold price combined with a decrease in sales volume.

Gold production for the three and six month period ended June 30, 2015 was 19% and 17% lower, respectively, compared to the same prior year periods. The decreases were primarily due to lower ore grades and decreased recovery rates as the ore mined in the first six months of 2015 was from the upper benches of Montenegro and Moore phase 2, which have lower ore grades and recoveries. The lower grades and recoveries in second quarter 2015 were partially offset by an increase in ore tonnes processed compared to the same prior year period.

Cost of sales for the three and six month period ended June 30, 2015 was 3% higher compared to the same prior year periods. The increases are primarily due to an increase in the allocation of shared services costs to the site, partially offset by lower fuel costs, lower energy costs, and lower royalty costs. For the three and six month periods ended June 30, 2015, cash costs were $132 per ounce and $84 per ounce higher, respectively, compared to the same prior year periods. The increases were primarily due to the impact of lower sales volume on unit production costs. All-in sustaining costs increased by $81 per ounce and $74 per ounce, respectively, compared to the same prior year periods due to the higher cash costs, partially offset by a reduction in minesite sustaining capital expenditures.

Capital expenditures for the three and six month period ended June 30, 2015 decreased by 29% and 14%, respectively, compared to the same prior year periods. The decreases were primarily due to the deferral and cancellation of non-critical minesite sustaining capital expenditures in 2015.

BARRICK SECOND QUARTER 2015	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

We are committed to improving our cost structure, and in 2015 the focus will be on improving efficiency and reducing costs through several initiatives, including optimizing ore blending and increasing autoclave availability, optimizing our maintenance strategies, as well as assessing alternatives to reduce energy costs.

Our guidance remains unchanged from our previous guidance range of 625 to 675 thousand ounces at cash costs of $390 to $425 per ounce and all-in sustaining costs of $540 to $590 per ounce. Production is expected to be higher in the second half of the year as improved grades and higher recoveries are anticipated and higher throughput is anticipated due to higher autoclave availability (two planned maintenance shutdowns in the first half and only one in the second half of the year.)

  Lagunas Norte, Peru

Summary of Operating Data	For the three months ended June 30			For the six months ended June 30

	2015	2014	% Change	2015	2014	% Change

Total tonnes mined (000s)	12,315	13,115	(6%)	24,977	22,384	12%
Ore tonnes processed (000s)	5,356	5,261	2%	11,005	10,785	2%
Average grade (grams/tonne)	1.04	1.00	4%	1.11	0.95	18%
Gold produced (000s/oz)	155	115	35%	333	249	34%
Gold sold (000s/oz)	160	118	36%	327	270	21%
Cost of sales ($ millions)	$ 103	$ 61	69%	$ 202	$ 132	53%
Cash costs (per oz)	$ 325	$ 395	(18%)	$ 321	$ 365	(12%)
All-in sustaining costs (per oz)	$ 509	$ 593	(14%)	$ 483	$ 552	(13%)
All-in costs (per oz)	$ 509	$ 593	(14%)	$ 483	$ 552	(13%)

Summary of Financial Data	For the three months ended June 30			For the six months ended June 30

	2015	2014	% Change	2015	2014	% Change

Segment EBIT ($ millions)	$ 90	$ 93	(3%)	$ 194	$ 220	(12%)
Segment EBITDA ($ millions)	$ 136	$ 104	31%	$ 281	$ 246	14%
Capital expenditures ($ millions)	$ 18	$ 19	(5%)	$ 31	$ 42	(26%)
Minesite sustaining	$ 18	$ 19	(5%)	$ 31	$ 42	(26%)
Minesite expansion	-	-	-	-	-	-

Financial Results

Segment EBIT for the three and six month periods ended June 30, 2015 were 3% and 12% lower, respectively, than the same prior year periods. The decrease was primarily due to a lower realized gold price combined with higher depreciation expense, partially offset by an increase in sales volume.

Gold production for the three and six month period ended June 30, 2015 was 35% and 34% higher, respectively, compared to the same prior year periods. The increases were primarily due to the acceleration in the recovery of ounces as a result of the new leach pad and increased capacity provided by the carbon-in-circuit and Merrill-Crowe plants combined with the processing of higher grade ore.

Cost of sales for the three and six month period ended June 30, 2015 was 69% and 53% higher, respectively, compared to the same prior year periods. The increases were primarily due to higher depreciation expense arising from the depreciation of the carbon-in-circuit plant and new phase 5 leach pad and related facilities, which were both commissioned at the end of 2014, as well as the newly commissioned water treatment plant. This was partially offset by a decrease in fuel, cyanide and lime costs. For the three and six month periods ended June 30, 2015, cash costs were $70 per ounce and $44 per ounce lower, respectively, compared to the same prior year periods. The decreases were primarily due to the impact of increased sales volumes on unit production costs together with the above reductions in costs of consumables. All-in sustaining costs decreased by $84 per ounce and $69 per ounce over the same prior year periods due to the lower cash costs combined with a decrease in minesite sustaining capital expenditures.

Capital expenditures for the three and six month period ended June 30, 2015 decreased by 5% and 26%, respectively, compared to the same prior year periods. The decreases were primarily due to completion in 2014 of the carbon-in-circuit plant, water treatment plants and the new phase 5 leach pad and related facilities. Capital expenditures in the first half of 2015 mainly include the

BARRICK SECOND QUARTER 2015	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

construction of phase 6 of the leach pad, which is currently in the early stages of construction.

As part of our commitment towards continuous improvement of our cost structure, our focus in 2015 is improving efficiency and reducing costs through several initiatives, including reducing leach pad inventory, improving our maintenance strategy for the mine fleet engines, improving contract sourcing and pricing for consumables such as lime, reducing cyanide consumption and general and administrative costs.

In 2015, we continue to expect production to be in the range of 600 to 650 thousand ounces and now expect cash costs to be in the range of $350 to $400 per ounce and all-in sustaining costs to be in the range of $600 to $650 per ounce.

  Veladero, Argentina

Summary of Operating Data	For the three months ended June 30			For the six months ended June 30

	2015	2014	% Change	2015	2014	% Change

Total tonnes mined (000s)	23,130	16,824	37%	42,249	33,483	26%
Ore tonnes processed (000s)	7,628	7,597	-	14,808	14,382	3%
Average grade (grams/tonne)	0.80	1.00	(20%)	0.79	0.97	(19%)
Gold produced (000s/oz)	151	189	(20%)	300	347	(14%)
Gold sold (000s/oz)	153	222	(31%)	321	361	(11%)
Cost of sales ($ millions)	$ 110	$ 172	(36%)	$ 238	$ 292	(18%)
Cash costs (per oz)	$ 510	$ 582	(12%)	$ 542	$ 581	(7%)
All-in sustaining costs (per oz)	$ 961	$ 740	30%	$ 978	$ 768	27%
All-in costs (per oz)	$ 961	$ 740	30%	$ 978	$ 768	27%

Summary of Financial Data	For the three months ended June 30			For the six months ended June 30

	2015	2014	% Change	2015	2014	% Change

Segment EBIT ($ millions)	$ 67	$ 101	(34%)	$ 140	$ 159	(12%)
Segment EBITDA ($ millions)	$ 93	$ 137	(32%)	$ 192	$ 225	(15%)
Capital expenditures ($ millions)	$ 68	$ 33	106%	$ 136	$ 64	113%
Minesite sustaining	$ 68	$ 33	106%	$ 136	$ 64	113%
Minesite expansion	-	-	-	-	-	-

Financial Results

Segment EBIT for the three and six month periods ended June 30, 2015 were 34% and 12% lower, respectively, than the same prior year periods. The decreases were primarily due to a decrease in sales volume combined with a lower realized gold price; partially offset a decrease in cost of sales.

Gold production for the three and six month periods ended June 30, 2015 was 20% and 14% lower, respectively, compared to the same prior year periods. The decreases were primarily due to lower ore grades from Federico phase 3, partially offset by increased throughput due to improved primary crusher availability.

Cost of sales for the three and six month period ended June 30, 2015 was 36% and 18% lower, respectively, compared to the same prior year periods. The decreases were primarily due to a reduction in operating costs resulting from an increase in capitalized stripping costs combined with lower royalty costs as a result of lower sales volume, partially offset by an increase in the allocation of shared services costs to the site. For the three and six month periods ended June 30, 2015, cash costs were $72 per ounce and $39 per ounce lower, respectively, compared to the same prior year periods. The decreases were primarily due to the lower cost of sales, partially offset by the impact of lower production levels on unit production costs. All-in sustaining costs increased by $221 per ounce and $210 per ounce over the same prior year periods primarily due to an increase in minesite sustaining costs, partially offset by lower cash costs.

Capital expenditures for the three and six month period ended June 30, 2015 increased by 106% and 113%, respectively, compared to the same prior year periods. The increases were primarily due to an increase in minesite sustaining capital expenditures relating to the

BARRICK SECOND QUARTER 2015	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

construction of the phase 4B and phase 5A leach pad expansions combined with higher capitalized stripping costs.

As part of our commitment to continuous cost improvement, we continue to work towards improving operating performance and reducing costs through improved maintenance and blasting activities, reduced contractor services costs, strict optimized capital allocation and recovery of ounces from inventory through management of the leach pad.

In 2015, we continue to expect production to be in the range of 575 to 625 thousand ounces and now expect cash costs to be in the range of $580 to $630 per ounce and all-in sustaining costs to be in the range of $950 to $1,035 per ounce.

  Turquoise Ridge, Nevada USA

Summary of Operating Data	For the three months ended June 30			For the six months ended June 30

	2015	2014	% Change	2015	2014	% Change

Total tonnes mined (000s)	90	78	15%	183	152	20%
Ore tonnes processed (000s)	94	85	11%	178	170	5%
Average grade (grams/tonne)	18.91	19.31	(2%)	19.23	20.26	(5%)
Gold produced (000s/oz)	52	48	8%	101	102	(1%)
Gold sold (000s/oz)	53	45	18%	99	101	(2%)
Cost of sales ($ millions)	$ 37	$ 26	42%	$ 68	$ 53	28%
Cash costs (per oz)	$ 575	$ 482	19%	$ 576	$ 442	30%
All-in sustaining costs (per oz)	$ 780	$ 687	14%	$ 747	$ 595	26%
All-in costs (per oz)	$ 780	$ 687	14%	$ 747	$ 595	26%

Summary of Financial Data	For the three months ended June 30			For the six months ended June 30

	2015	2014	% Change	2015	2014	% Change

Segment EBIT ($ millions)	$ 26	$ 31	(16%)	$ 50	$ 77	(35%)
Segment EBITDA ($ millions)	$ 32	$ 35	(9%)	$ 61	$ 85	(28%)
Capital expenditures ($ millions)	$ 10	$ 9	11%	$ 16	$ 15	7%
Minesite sustaining	$ 10	$ 9	11%	$ 16	$ 15	7%
Minesite expansion	-	-	-	-	-	-

Financial Results

Segment EBIT for the three and six month periods ended June 30, 2015 were 16% and 35% lower, respectively, than the same prior year periods. The decreases were primarily due to lower realized price combined with an increase in underground mining costs, partially offset by an increase in sales volume in second quarter 2015.

Gold production for the three and six month period ended June 30, 2015 was 8% higher and 1% lower, respectively, compared to the same prior year periods. The increased production in second quarter 2015 was primarily due to the processing of more ore tonnes resulting from increased productivity due to transitioning to fully mechanized topcuts in first quarter 2015, which were subsequently processed in second quarter 2015. For the six months ended June 30, 2015, the decrease in gold production was primarily due to the processing of lower grade ore.

Cost of sales for the three and six month period ended June 30, 2015 was 42% and 28% higher, respectively, compared to the same prior year periods. The increases were primarily due to an increase in underground labor costs, as we added manpower to support production growth, higher maintenance costs due to the timing of planned replacement of major components and higher processing costs resulting from the processing of increased ore tonnes. For the three and six month periods ended June 30, 2015, cash costs per ounce were $93 per ounce and $134 per ounce higher, respectively, compared to the same prior year periods. The increases were primarily due to higher costs of sales. For second quarter 2015, the increase was partially offset by the impact of higher sales volume on unit production costs. All-in sustaining costs increased by $93 per ounce and $152 per ounce over the same prior year periods due to

BARRICK SECOND QUARTER 2015	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

the higher cash costs combined with slightly higher capital expenditures.

Capital expenditures for the three and six month period ended June 30, 2015 increased by 11% and 7%, respectively, compared to the same prior year periods. The increases were primarily due to higher minesite sustaining capital expenditures for water treatment and ventilation, partially offset by lower capitalized development costs, compared to the same prior year periods.

As part of our commitment to continuous cost improvement, we are working towards improving operating performance and reducing costs through increased productivity, including an initiative to increase tonnage per foot mined by increasing mining dimensions. This initiative has been successful and as a result will be extended to all topcut headings.

In 2015, we continue to expect production to be in the range of 175 to 200 thousand ounces at cash costs of $570 to $600 per ounce and now expect all-in sustaining costs to be in the range of $775 to $825 per ounce.

  Porgera, Papua New Guinea

Summary of Operating Data	For the three months ended June 30			For the six months ended June 30

	2015	2014	% Change	2015	2014	% Change

Total tonnes mined (000s)	4,727	3,634	30%	9,624	7,639	26%
Ore tonnes processed (000s)	1,435	1,406	2%	2,723	2,673	2%
Average grade (grams/tonne)	2.95	3.02	(2%)	3.13	3.03	3%
Gold produced (000s/oz)	118	120	(2%)	236	230	3%
Gold sold (000s/oz)	125	119	5%	240	236	2%
Cost of sales ($ millions)	$ 126	$ 133	(5%)	$ 234	$ 267	(12%)
Cash costs (per oz)	$ 910	$ 952	(4%)	$ 861	$ 952	(10%)
All-in sustaining costs (per oz)	$ 1,128	$ 1,026	10%	$ 1,099	$ 1,019	8%
All-in costs (per oz)	$ 1,128	$ 1,026	10%	$ 1,099	$ 1,019	8%

Summary of Financial Data	For the three months ended June 30			For the six months ended June 30

	2015	2014	% Change	2015	2014	% Change

Segment EBIT ($ millions)	$ 20	$ 18	11%	$ 55	$ 34	62%
Segment EBITDA ($ millions)	$ 32	$ 37	(14%)	$ 82	$ 75	9%
Capital expenditures ($ millions)	$ 26	$ 7	271%	$ 54	$ 12	350%
Minesite sustaining	$ 26	$ 7	271%	$ 54	$ 12	350%
Minesite expansion	-	-	-	-	-	-

Financial Results

Segment EBIT for the three and six month periods ended June 30, 2015 were 11% and 62% higher, respectively, than the same prior year periods. The increases were primarily due to a decrease in operating costs combined with an increase in sales volume, partially offset by a lower realized gold price.

Gold production for the three and six month period ended June 30, 2015 was 2% lower and 3% higher, respectively, compared to the same prior year periods. The decrease in second quarter 2015 was primarily due to lower ore grades as a result of processing low sulfur ore to mitigate current low lime availability issues and allow for continued mill production. For the six month period ended June 30, 2015, the increase in production was primarily due to higher head grade driven by the improved performance from both open pit and underground operations.

Cost of sales for the three and six month period ended June 30, 2015 was 5% and 12% lower, respectively, compared to the same prior year periods. The decreases were primarily due to lower operating costs as a result of a decrease in power and diesel costs, the impact of the devaluation of the Australian dollar, as well as an increase in capitalized stripping costs. For the three and six month periods ended June 30, 2015, cash costs were $42 and $91 per ounce lower, respectively, compared to the same prior year periods primarily due to the decrease in cost of sales combined with the impact of higher sales volumes on unit production costs. All-in sustaining costs increased by $102 per ounce and $80 per ounce over the same prior year periods due to a significant increase in capitalized stripping.

BARRICK SECOND QUARTER 2015	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital expenditures for the three and six month period ended June 30, 2015 increased by 271% and 350%, respectively, compared to the same prior year periods. The increases were primarily due to a significant increase in capitalized stripping costs as a result of a change in the 2015 mine plan that increased open pit mining activity combined with an increase in minesite sustaining capital expenditures due to the commencement of the concentrate export project as well as a gas turbine power management system and controls project.

Due to the divestment of 50% of our ownership interest in Porgera, we now expect 2015 gold production to be in the range of 400 to 450 thousand ounces at cash costs of $775 to $825 per ounce and all-in sustaining costs of $1,025 to $1,125 per ounce.

  Kalgoorlie, Australia

Summary of Operating Data	For the three months ended June 30			For the six months ended June 30

	2015	2014	% Change	2015	2014	% Change

Total tonnes mined (000s)	10,243	8,606	19%	19,518	17,543	11%
Ore tonnes processed (000s)	1,535	1,471	4%	2,679	2,955	(9%)
Average grade (grams/tonne)	2.03	2.05	(1%)	1.96	1.98	(1%)
Gold produced (000s/oz)	81	84	(4%)	140	162	(14%)
Gold sold (000s/oz)	85	80	6%	145	170	(15%)
Cost of sales ($ millions)	$ 78	$ 75	4%	$ 144	$ 160	(10%)
Cash costs (per oz)	$ 778	$ 805	(3%)	$ 853	$ 814	5%
All-in sustaining costs (per oz)	$ 886	$ 958	(8%)	$ 1,045	$ 987	6%
All-in costs (per oz)	$ 886	$ 958	(8%)	$ 1,045	$ 987	6%

Summary of Financial Data	For the three months ended June 30			For the six months ended June 30

	2015	2014	% Change	2015	2014	% Change

Segment EBIT ($ millions)	$ 18	$ 29	(38%)	$ 27	$ 58	(53%)
Segment EBITDA ($ millions)	$ 31	$ 39	(21%)	$ 49	$ 79	(38%)
Capital expenditures ($ millions)	$ 6	$ 10	(40%)	$ 23	$ 26	(12%)
Minesite sustaining	$ 6	$ 10	(40%)	$ 23	$ 26	(12%)
Minesite expansion	-	-	-	-	-	-

Financial Results

Segment EBIT for the three and six month periods ended June 30, 2015 were 38% and 53% lower, respectively, than the same prior year periods. The decrease in second quarter 2015 was primarily due to a lower realized gold price combined with an increase in depreciation expense, partially offset by an increase in sales volume. For the six month period ended June 30, 2015, the decrease was primarily due to a reduction in sales volume combined with a lower realized gold price.

Gold production for the three and six month period ended June 30, 2015 was 4% and 14% lower, respectively, compared to the same prior year periods. The decreases were primarily due to increased maintenance time on the SAG mill and operational downtime as a result of issues relating to the conveyor and lube system.

Cost of sales for the three and six month period ended June 30, 2015 was 4% higher and 10% lower, respectively, compared to the same prior year periods. The increase in second quarter 2015 was primarily due to more ore tonnes mined resulting in a decrease in capitalized stripping costs. For the six month period ended June 30, 2015 the decrease was primarily due to lower operating costs resulting from a decrease in ore tonnes processed combined with the impact of the devaluation of the Australian dollar. For the three and six month periods ended June 30, 2015, cash costs were $27 per ounce lower and $39 per ounce higher, respectively, compared to the same prior year periods. The decrease in second quarter 2015 was primarily due to the impact of higher sales volume on unit production costs. For the six month period ended June 30, 2015, the increase in cash costs per ounce were primarily due to the impact of lower sales volume on unit production costs combined with an increase in shared services costs allocated to the mine site. All-in sustaining costs were $72 per ounce lower and $58 per ounce higher, respectively, compared to the same prior year periods primarily reflecting the impact of lower and higher cash costs, respectively.

BARRICK SECOND QUARTER 2015	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital expenditures for the three and six month period ended June 30, 2015 decreased by 40% and 12%, respectively, compared to the same prior year periods. The decreases were primarily due to lower capitalized stripping costs, partially offset by higher capital expenditures associated with an emissions reduction program.

Our guidance remains unchanged from our previous guidance range of 315 to 330 thousand ounces at cash costs of $775 to $800 per ounce and all-in sustaining costs of $915 to $940 per ounce.

  Acacia Mining plc1, Africa

100% basis
Summary of Operating Data	For the three months ended June 30			For the six months ended June 30

	2015	2014	% Change	2015	2014	% Change

Total tonnes mined (000s)	10,322	10,355	-	20,475	19,892	3%
Ore tonnes processed (000s)	2,484	1,925	29%	4,559	3,770	21%
Average grade (grams/tonne)	2.60	3.20	(19%)	2.80	3.20	(13%)
Gold produced (000s/oz)	186	178	5%	367	347	6%
Gold sold (000s/oz)	184	172	7%	355	331	7%
Cost of sales ($ millions)	$ 187	$ 172	9%	$ 361	$ 334	8%
Cash costs (per oz)	$ 777	$ 749	4%	$ 780	$ 752	4%
All-in sustaining costs (per oz)	$ 1,149	$ 1,105	4%	$ 1,133	$ 1,118	1%
All-in costs (per oz)	$ 1,140	$ 1,169	(2%)	$ 1,130	$ 1,198	(6%)

Summary of Financial Data	For the three months ended June 30			For the six months ended June 30

	2015	2014	% Change	2015	2014	% Change

Segment EBIT ($ millions)	$ 36	$ 44	(18%)	$ 69	$ 90	(23%)
Segment EBITDA ($ millions)	$ 70	$ 79	(11%)	$ 136	$ 155	(12%)
Capital expenditures ($ millions)	$ 42	$ 59	(29%)	$ 83	$ 113	(27%)
Minesite sustaining	$ 44	$ 49	(10%)	$ 84	$ 89	(6%)
Minesite expansion	($ 2)	$ 10	(120%)	($ 1)	$ 24	(104%)

[1]	Formerly African Barrick Gold plc.

Financial Results

Segment EBIT for the three and six month periods ended June 30, 2015 were 18% and 23% lower, respectively, than the same prior year periods. The decreases were primarily due to higher cost of sales combined with a lower realized gold price, partially offset by an increase in sales volume.

Gold production for the three and six month period ended June 30, 2015 was 5% and 6% higher, respectively, compared to the same prior year periods. The increase for second quarter 2015 was due to increased production at Bulyanhulu, partially offset by lower production at North Mara and Buzwagi. For the six month period ended June 30, 2015, the increased production was due to higher production at Bulyanhulu and North Mara, partially offset by lower production at Buzwagi. Production at Bulyanhulu for the three and six month periods ended June 30, 2015 increased 42% and 26%, respectively, over the same prior year periods primarily due to increased production from the new CIL plant, which was commissioned in fourth quarter 2014, combined with the mining of higher grade ore from the underground and improved throughput, partially offset by lower recoveries, due to instability issues relating to the elution circuit. The lower production at North Mara in second quarter 2015 was primarily due to the mining of lower grade ore from the Nyabirama pit and moving away from the main higher grade ore zone of the Gokona pit. Increased production at North Mara in the first half of 2015 was primarily due to increased throughput as a result of business improvement initiatives in the mining and milling areas. Production at Buzwagi decreased 17% and 10% compared to the same prior year periods, respectively, primarily due to lower grade, partially offset by increased recoveries resulting from process plant enhancements made in 2014 and increased throughput resulting from improved plant availability.

Cost of sales for the three and six month period ended June 30, 2015 was 9% and 8% higher, respectively, compared to the same prior year periods. The increases were primarily due to a decrease in capitalized stripping

BARRICK SECOND QUARTER 2015	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

costs combined with an increase in contractor services costs, increased maintenance costs and higher consumable costs resulting from the CIL plant becoming operational. This was partially offset by lower labor costs as a result of headcount reductions and lower fuel costs. Cash costs were up 4% from the same prior year periods, primarily due to the increase in cost of sales, partially offset by the impact of higher sales volume on unit production costs. All-in sustaining costs for the three and six month periods ended June 30, 2015 increased 4% and 1%, respectively, over the same prior year periods reflecting the higher cash costs, partially offset by a decrease in minesite sustaining capital expenditures.

Capital expenditures for the three and six month period ended June 30, 2015 decreased by 29% and 27%, respectively, compared to the same prior year periods. The decreases were primarily due to a reduction in minesite expansion capital expenditures attributable to lower costs relating to the CIL plant which was commissioned in fourth quarter 2014 combined with a decrease in minesite sustaining capital expenditures arising from a reduction in capitalized stripping costs.

Our guidance remains unchanged from our previous guidance range of 480 to 510 thousand ounces (Barrick’s share) at cash costs of $695 to $725 per ounce and all-in sustaining costs of $1,050 to $1,100 per ounce.

Zaldívar, Chile

Summary of Operating Data	For the three months ended June 30			For the six months ended June 30

	2015	2014	% Change	2015	2014	% Change

Copper produced (millions of lbs)	52	54	(4%)	104	108	(4%)
Copper sold (millions of lbs)	46	50	(8%)	99	105	(6%)
Cost of sales ($ millions)	$ 101	$ 123	(18%)	$ 215	$ 234	(8%)
C1 cash costs (per lb)	$ 1.85	$ 1.85	-	$ 1.81	$ 1.76	3%
C3 fully allocated costs (per lb)	$ 2.18	$ 2.23	(2%)	$ 2.18	$ 2.13	2%

Summary of Financial Data	For the three months ended June 30			For the six months ended June 30

	2015	2014	% Change	2015	2014	% Change

Segment EBIT ($ millions)	$ 22	$ 50	(56%)	$ 49	$ 110	(55%)
Segment EBITDA ($ millions)	$ 38	$ 65	(42%)	$ 84	$ 143	(41%)
Capital expenditures ($ millions)	$ 15	$ 22	(32%)	$ 28	$ 52	(46%)
Minesite sustaining	$ 15	$ 22	(32%)	$ 28	$ 52	(46%)
Minesite expansion	-	-	-	-	-	-
Project capex	-	-	-	-	-	-

Financial Results

Segment EBIT for the three and six month periods ended June 30, 2015 were 56% and 55% lower, respectively, than the same prior year periods. The decreases were primarily due to a lower realized copper price combined with a decrease in sales volume.

Copper production for the three and six month periods ended June 30, 2015 was 4% lower compared to the same prior year periods. The decrease was primarily due to flooding at the mine as a result of a severe rain event at the end of first quarter 2015, which negatively impacted production in the first half of the year.

Cost of sales for three and six month periods ended June 30, 2015 were 18% and 8% lower, respectively, than the same prior year periods. The decrease in second quarter 2015 was primarily due to the purchase of copper cathode at market prices to satisfy contractual copper sales obligations in second quarter 2014. For the six month period ended June 30, 2015, the decrease was primarily due to lower acid and maintenance costs. For the three and six month period ended June 30, 2015, C1 cash costs were in line and 3% higher, respectively, than the same prior year periods. The increase in the first half of 2015 was primarily due to the impact of lower sales volume on unit production costs combined with the an increase in shared services costs allocated to the mine site. C3 fully allocated costs per pound were $0.05 per pound lower and $0.05 per pound higher, respectively, compared to the same prior year periods, reflecting the effect of the above factors on C1 cash costs.

Capital expenditures for the three and six month period ended June 30, 2015 decreased by 32% and 46%, respectively, compared to the same prior year periods due to lower capitalized stripping costs.

BARRICK SECOND QUARTER 2015	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

Our guidance remains unchanged from our previous guidance range of 230 to 250 million pounds at C1 cash costs of $1.65 to $1.95 per pound and C3 fully allocated costs to be in the range of $2.00 to $2.30 per pound.

Lumwana, Zambia

Summary of Operating Data	For the three months ended June 30			For the six months ended June 30

	2015	2014	% Change	2015	2014	% Change

Copper produced (millions of lbs)	63	13	385%	129	63	105%
Copper sold (millions of lbs)	66	23	187%	134	79	70%
Cost of sales ($ millions)	$ 136	$ 73	86%	$ 273	$ 219	25%
C1 cash costs (per lb)	$ 2.01	$ 2.49	(19%)	$ 1.95	$ 2.55	(24%)
C3 fully allocated costs (per lb)	$ 2.73	$ 3.21	(15%)	$ 2.60	$ 3.24	(20%)

Summary of Financial Data	For the three months ended June 30			For the six months ended June 30

	2015	2014	% Change	2015	2014	% Change

Segment EBIT ($ millions)	($ 6)	($ 11)	45%	($ 17)	($ 24)	29%
Segment EBITDA ($ millions)	$ 3	$ 2	50%	$ 10	$ 12	(17%)
Capital expenditures ($ millions)	$ 29	$ 59	(51%)	$ 43	$ 91	(53%)
Minesite sustaining	$ 29	$ 59	(51%)	$ 43	$ 91	(53%)
Minesite expansion	-	-	-	-	-	-
Project capex	-	-	-	-	-	-

Financial Results

Segment EBIT for the three and six month periods ended June 30, 2015 were 45% and 29% higher, respectively, than the same prior year periods. The increases are primarily due to an increase in sales volume resulting from the mill shutdown that occurred in second quarter 2014 as a result of the partial collapse of the terminal end of the main conveyor that negatively impacted production, partially offset by a lower realized copper price.

Copper production for the three and six month period ended June 30, 2015 was 385% and 105% higher, respectively, compared to the same prior year periods. The increases were primarily due to the conveyor collapse mentioned above combined with better operating conditions at the mine in 2015 resulting from less rainfall.

Cost of sales for the three and six month period ended June 30, 2015 was 86% and 25% higher, respectively, compared to the same prior year periods. The increases were primarily due to higher mining costs as a result of more ore tonnes mined compared to the same prior year periods, partially offset by lower depreciation expense resulting from the impairment charge taken in fourth quarter 2014. For the three and six month period ended June 30, 2015, C1 cash costs were 19% and 24% lower, respectively, than the same prior year periods. The decreases were primarily due to the impact of higher sales volume on unit production costs and a continued positive trend in mining and processing efficiency resulting in a lower unit cost. C3 fully allocated costs per pound were $0.48 and $0.64 per pound lower respectively, compared to the same prior year periods reflecting the impact of lower C1 cash costs and lower depreciation as a result of the impairment taken in fourth quarter 2014. This was partially offset by a higher royalty rate of 20%, which was effective in the first six months of 2015, compared to 6% in the same prior year periods.

Capital expenditures for the three and six month period ended June 30, 2015 decreased by 51% and 53%, respectively, compared to the same prior year periods. The decreases were primarily due to lower capitalized stripping costs combined with the deferral of minesite sustaining expenditures in anticipation of the suspension of operations.

On April 20, 2015, the Zambian government announced amendments to the country’s mining tax regime that would replace the recently adopted 20 percent gross royalty on open pit mines with a nine percent royalty, along with the reintroduction of a 30 percent corporate income tax and a 15 percent variable profits tax. The legislation was passed in late July. In third quarter 2015 we will evaluate the potential for a reversal of previous impairments recorded in fourth quarter 2014.

BARRICK SECOND QUARTER 2015	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

Also in second quarter 2015, the Zambian power authority (“ZESCO”) announced reduction to power generation necessitated by the low water levels in its reservoirs as a result of the poor rainfall experienced during the recent rainy season. We are working with industry and ZESCO to develop an optimal load shedding program to minimize the impact to production.

Our guidance remains unchanged from our previous guidance range of 250 to 270 million pounds at C1 cash costs of $1.90 to $2.15 per pound and C3 fully allocated costs to be in the range of $2.65 to $2.95 per pound.

FINANCIAL CONDITION REVIEW

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at June 30, 2015	As at December 31, 2014

Total cash and equivalents	$ 2,122	$ 2,699
Current assets	4,668	3,451
Non-current assets	26,403	27,729

Total Assets	$ 33,193	$ 33,879

Current liabilities excluding short-term debt	$ 2,126	$ 2,227
Non-current liabilities excluding long-term debt	5,472	5,709
Debt (current and long-term)	12,823	13,081

Total Liabilities	$ 20,421	$ 21,017

Total shareholders’ equity	10,169	10,247
Non-controlling interests	2,603	2,615

Total Equity	$ 12,772	$ 12,862

Total common shares outstanding (millions of shares)[1]	1,165	1,165

Key Financial Ratios:

Current ratio[2]	2.62:1	2.40:1
Debt-to-equity[3]	1.00:1	1.02:1
Debt-to-total capitalization[4]	0.38:1	0.39:1

  1  Total common shares outstanding do not include 3.9 million stock options.

  2  Represents current assets divided by current liabilities (including short-term debt) as at June 30, 2015 and December 31, 2014.

  3  Represents debt divided by total shareholders’ equity (including minority interest) as at June 30, 2015 and December 31, 2014.

  4  Represents debt divided by capital stock and debt as at June 30, 2015 and December 31, 2014.

Balance Sheet Review

Total assets were $33.2 billion at June 30, 2015, in line with total assets at December 31, 2014. Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories, indirect taxes and other government receivables, and cash and equivalents. We typically do not carry a material accounts receivable balance, since only sales of concentrate and copper cathode have a settlement period.

Total liabilities at June 30, 2015 totaled $20 billion, consistent with total liabilities at December 31, 2014.

Shareholders’ Equity

As at July 27, 2015	Number of shares

Common shares	1,164,669,758
Stock options	4,936,361

Comprehensive Income

Comprehensive income consists of net income or loss, together with certain other economic gains and losses, which, collectively, are described as “other comprehensive income” or “OCI”, and excluded from the income statement.

For second quarter 2015 other comprehensive income was a gain of $57 million on an after-tax basis. The gain reflected gains of $37 million on hedge contracts

BARRICK SECOND QUARTER 2015	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

designated for future periods, caused primarily by changes in currency exchange rates, copper prices, and fuel prices, reclassification adjustments totaling $35 million for losses on hedge contracts designated for 2015 (or ineffective amounts) that were transferred to earnings or PPE in conjunction with the recognition of the related hedge exposure, $2 million in gains for currency translation adjustments, and $1 million of gains recorded as a result of realized changes in equity investments, partially offset by $6 million of losses recorded as a result in changes in the fair value of investments held during the quarter, and $12 million loss due to tax expense on the overall increase in OCI.

Included in accumulated other comprehensive income at June 30, 2015 were unrealized pre-tax losses on currency, commodity and interest rate hedge contracts totaling $77 million. The balance primarily relates to currency hedge contracts that are designated against operating costs and capital expenditures, primarily over the next two years, including $12 million remaining in crystallized hedge losses related to our Australian dollar contracts that were settled in third quarter 2012 or closed out in the second half of 2013 and $16 million in crystallized hedge gains related to our silver contracts. These hedge gains/losses are expected to be recorded in earnings at the same time the corresponding hedged operating costs/depreciation are recorded in earnings.

Financial Position and Liquidity

Our capital structure comprises a mix of debt and shareholders’ equity. As at June 30, 2015, our total debt was $12.8 billion (debt net of cash and equivalents was $10.7 billion) and our debt-to-equity ratio and debt-to-total capitalization ratios were 1:1 and 0.38:1, respectively. This compares to debt as at December 31, 2014 of $13.1 billion (debt net of cash and equivalents was $10.4 billion), and debt-to-equity and debt-to-total capitalization ratios of 1.02:1 and 0.39:1, respectively. We have attributable debt principal of less than $100 million maturing by the end of 2015 and less than $800 million due by the end of 2017 (refer to note 18B to the consolidated financial statements). Our $4.0 billion revolving credit facility (“2012 Credit Facility”) is fully undrawn and expires in January 2020.

[1]	Amounts exclude capital leases and include 60% of the Pueblo Viejo financing and 100% of the Acacia financing.

Our top priority is restoring a strong balance sheet and we have targeted a reduction in our debt of $3 billion by the end of 2015. Thus far, we have announced agreements representing $2.45 billion from asset sales, joint ventures and streaming. In addition, we have also retired approximately $250 million in debt using cash on hand in the first half of this year. Collectively, these actions represent $2.7 billion, or 90 percent of our target. To begin with, we intend to use a portion of the net proceeds from the sale of the Cowal mine to redeem the outstanding $229 million aggregate principal amount of 2.90% notes due 2016 issued by Barrick. The notes will be redeemed on September 9, 2015 in accordance with their terms.

Our primary source of liquidity is our operating cash flow, which is dependent on the ability of our operations to deliver projected future cash flows. The company’s Board of Directors has reduced the quarterly dividend by 60 percent to $0.02 per share as a prudent measure to increase financial flexibility in light of current market conditions1. The Board of Directors has also approved a Dividend Reinvestment Plan (the “DRIP”), which we intend to make available to eligible shareholders for the first time with payment of the above-mentioned dividend on September 15, 2015 to shareholders of record on August 31, 2015. The DRIP will allow registered or beneficial holders of Barrick’s common shares who reside in Canada or the United States to reinvest cash dividends paid on their common shares in additional common shares at a discount to the average market price (as defined in the DRIP), currently set at 3% and subject to change at the discretion of the board of directors. Other options to enhance liquidity include drawing the $4.0 billion available under our 2012 Credit Facility (subject to

[1]

The declaration and payment of dividends is at the discretion of the Board of Directors and will depend on the company’s financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

BARRICK SECOND QUARTER 2015	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing); further non-core asset sales or joint ventures opportunities; and issuances of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership. Many factors, including but not limited to, general market conditions and then prevailing metals prices could impact our ability to issue securities on acceptable terms, as could our credit ratings. Moody’s and S&P currently rate our long-term debt Baa2 (negative) and BBB- (stable), respectively after our credit rating was downgraded by S&P on March 2, 2015 to BBB- (stable), which is the lowest investment grade rating. Further changes in our ratings could affect the trading prices of our securities and our cost of capital. If we were to borrow under our 2012 Credit Facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant in the 2012 Credit Facility (undrawn as at August 5, 2015) requires Barrick to maintain a consolidated tangible net worth (“CTNW”) of at least $3.0 billion. Barrick’s CTNW was $5.7 billion as at June 30, 2015.

Cash and equivalents and cash flow

Total cash and cash equivalents as at June 30, 2015 were $2.1 billion2. Our cash position consists of a mix of term deposits, treasury bills and money market investments and is primarily denominated in US dollars.

[2]	Includes $591 million cash held at Acacia and Pueblo Viejo, which may not be readily deployed outside of Acacia and/or Pueblo Viejo.

Summary of Cash Inflow (Outflow)

($ millions)	For the three months ended June 30		For the six months ended June 30

	2015	2014	2015	2014

Operating inflows	$ 525	$ 488	$ 841	$ 1,073

Investing activities

Capital Expenditures[1]	$ (499)	$ (616)	$ (1,013)	$ (1,232)

Divestitures	-	86	2	166

Other	1	(10)	45	10

Total investing outflows	$ (498)	$ (540)	$ (966)	$ (1,056)

Financing activities

Net change in debt	$ (85)	$ (18)	$ (267)	$ 40

Dividends	(58)	(58)	(116)	(116)

Proceeds from divestment of 10% of issued ordinary share capital of Acacia	-	-	-	186

Other	1	-	(42)	2

Total financing (outflows) inflows	$ (142)	$ (76)	$ (425)	$ 112

Effect of exchange rate	(1)	1	(7)	(4)

Increase/(decrease) in cash and equivalents	($ 116)	($ 127)	(557)	125

[1]	The amounts include capitalized interest of $13 million and $17 million for the three and six months ended June 30, 2015, respectively (2014: $11 million and $13 million, respectively).

In second quarter 2015, we generated $525 million in operating cash flow, compared to $488 million of operating cash flow in the same prior year period. The increase in operating cash flow primarily reflects working capital improvements, particularly a lower draw down of accounts payable and accruals relating to our Pascua-Lama project, partially offset by lower realized gold and copper prices and lower gold sales volume. The most significant driver of the change in operating cash flow is market gold and copper prices. The ability of our operations to deliver projected future cash flows within the parameters of a reduced production profile, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity. The principal uses of operating cash flow are to fund our capital expenditures, interest and dividend payments.

Cash used in investing activities in second quarter 2015 amounted to $498 million compared to $540 million in the same prior year period. The decrease of $42 million compared to second quarter 2014 is primarily due to a decrease in capital expenditures, partially offset by lower proceeds from divestitures as we completed the sale of two of our Australian mines and one of our North American mines in first half 2014. In second quarter 2015, capital expenditures on a cash basis were $499

BARRICK SECOND QUARTER 2015	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

million compared to $616 million in second quarter 2014. The decrease of $117 million is primarily due to a decrease in project capital expenditures due to the suspension of our Pascua-Lama project, combined with a decrease in minesite development capital due to a reduction in capitalized stripping costs across most sites.

Net financing cash outflows for second quarter 2015 amounted to $142 million, compared to $76 million of cash outflows in the same prior year period. The net financing cash outflows for second quarter 2015 primarily consist of $88 million of debt repayments and $58 million of dividend payments. The net financing cash outflows for second quarter 2014 primarily consist of $18 million in debt repayments combined with $58 million of dividend payments.

  Summary of Financial Instruments

As at June 30, 2015

Financial Instrument	Principal/Notional Amount			Associated Risks

				● Interest rate
Cash and equivalents		$ 2,122	million	● Credit

				● Credit
Accounts receivable		$ 354	million	● Market

				● Market
Other investments		$ 12	million	● Liquidity

Accounts payable		$ 1,319	million	● Liquidity

Debt		$ 12,920	million	● Interest rate

Restricted share units		$ 52	million	● Market

Deferred share units		$ 4	million	● Market

	CAD	120	million	● Market/liquidity
	CLP	51,000	million	● Credit
	AUD	250	million	● Interest rate
Derivative instruments - currency contracts	ZAR	171	million

				● Market/liquidity
				● Credit
Derivative instruments - energy contracts	Diesel	7	million bbls	● Interest rate

Derivative instruments - interest rate contracts	Receive float interest rate swaps	$ 142	million	● Market/liquidity

Commitments and Contingencies

Litigation and Claims

We are currently subject to various litigation proceedings as disclosed in note 22 to the consolidated financial statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations

BARRICK SECOND QUARTER 2015	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

Contractual Obligations and Commitments

	Payments due
	As at June 30, 2015

($ millions)	2015[1]	2016	2017	2018	2019	2020 and thereafter	Total

Debt[2]
Repayment of principal	$ 83	$ 660	$ 127	$ 873	$ 871	$ 9,985	$ 12,599
Capital leases	41	65	62	56	42	55	321
Interest	329	651	630	620	549	6,443	9,222
Provisions for environmental rehabilitation[3]	76	112	71	77	127	2,035	2,498
Operating leases	35	49	48	46	36	58	272
Restricted share units	18	9	20	5	-	-	52
Pension benefits and other post-retirement benefits	12	22	22	22	22	433	533
Derivative liabilities[4]	85	95	34	16	1	-	231
Purchase obligations for supplies and consumables[5]	390	349	216	145	119	264	1,483
Capital commitments[6]	72	18	9	9	5	8	121
Social development costs[7]	28	8	6	6	6	174	228

Total	$ 1,169	$ 2,038	$ 1,245	$ 1,875	$ 1,778	$ 19,455	$ 27,560

[1]	Represents the obligations and commitments for the remainder of the year.
[2]

Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The debt and interest amounts include 100% of the Pueblo Viejo financing, even though our attributable share is 60 per cent of this total, consistent with our ownership interest in the mine. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at June 30, 2015. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[3]	Provisions for Environmental Rehabilitation - Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
[4]

Derivative Liabilities - Amounts presented in the table relate to derivative contracts disclosed under note 18C to the consolidated financial statements. Payments related to derivative contracts may be subject to change given variable market conditions.

[5]	Purchase Obligations for Supplies and Consumables - Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
[6]	Capital Commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
[7]	Social Development Costs - Includes Pascua-Lama’s commitment related to the potential funding of a power transmission line in Argentina of $93 million, expected to be paid in 2020 and thereafter.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as defined in our 2014 annual MD&A.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and procedures under the new organizational structure and may make modifications from time to time as considered necessary.

BARRICK SECOND QUARTER 2015	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF QUARTERLY RESULTS

Quarterly Information1

	2015		2014				2013

($ millions, except where indicated)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenues	$ 2,231	$ 2,245	$ 2,510	$ 2,598	$ 2,458	$ 2,647	$ 2,942	$ 2,985
Realized price per ounce - gold[2]	1,190	1,219	1,204	1,285	1,289	1,285	1,272	1,323
Realized price per pound - copper[2]	2.66	2.55	2.91	3.09	3.17	3.03	3.34	3.40
Cost of sales	1,689	1,708	1,799	1,642	1,631	1,719	1,853	1,788
Net earnings (loss)	(9)	57	(2,851)	125	(269)	88	(2,830)	172
Per share (dollars)[2,3]	(0.01)	0.05	(2.45)	0.11	(0.23)	0.08	(2.61)	0.17
Adjusted net earnings[2]	60	62	174	222	159	238	406	577
Per share (dollars)[2,3]	0.05	0.05	0.15	0.19	0.14	0.20	0.37	0.58
Operating cash flow	525	316	371	852	488	585	1,016	1,231
Adjusted operating cash flow[2]	$ 525	$ 316	$ 371	$ 852	$ 488	$ 585	$ 1,085	$ 1,300

[1]	Sum of all the quarters may not add up to the annual total due to rounding.
[2]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[3]

Realized price, adjusted net earnings, adjusted EPS and adjusted operating cash flow are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please see pages 50 - 56 of this MD&A.

Our recent financial results reflect a trend of declining spot gold prices, and as a result of an emphasis on cost control and maximizing free cash flow, costs have also decreased. Our adjusted net earnings and adjusted operating cash flow levels have fluctuated with gold and copper realized prices and production levels each quarter. In fourth quarter 2014, we recorded asset and goodwill impairments of $2.8 billion (net of tax effects and non-controlling interests), primarily at Lumwana, Zaldívar and Cerro Casale. The net loss in second quarter 2014 reflected asset and goodwill impairment charges of $514 million relating to Jabal Sayid as a result of classifying the project as held for sale. In fourth quarter 2013, we recorded asset and goodwill impairment charges totaling $2.8 billion (net of tax effects and non-controlling interests), primarily at Pascua-Lama, Porgera, Veladero and goodwill related to our Australia Pacific segment. The net loss in second quarter 2013 reflected asset and goodwill impairment charges totaling $8.7 billion (net of tax and non-controlling interest effects), primarily at Pascua-Lama, Buzwagi, Jabal Sayid and goodwill related to our global copper, Australia Pacific and Capital Projects segments.

IFRS CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and determination of our critical accounting estimates and significant accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates and policies in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. Our significant accounting policies are disclosed in note 2 of our most recent Annual Consolidated Financial Statements. A summary of current and future accounting policy changes is disclosed in notes 2B and 2C of the accompanying interim consolidated financial statements, respectively, including our early adoption of IFRS 9 Financial Instruments in first quarter 2015.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the Annual Consolidated Financial Statements and an update is provided in note 3 of the accompanying interim consolidated financial statements.

Pascua-Lama

The Pascua-Lama project received $570 million in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. These amounts must be repaid if the project does not enter

BARRICK SECOND QUARTER 2015	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

production by 2017. However, in light of the temporary suspension of construction of the Pascua-Lama project, Barrick currently expects to be able to extend the 2017 deadline in order to avoid repayment of these amounts. The Pascua-Lama project has also recorded $437 million in VAT recoverable in Argentina relating to the development of the Argentine side of the project. These amounts may not be recoverable if the project does not enter into production and are subject to devaluation risk as the amounts are recoverable in Argentine pesos.

Accounting for impairment of non-current assets

In accordance with our accounting policy, goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. No potential indicators of impairment at our operating segment level were identified in second quarter 2015. Based on the results of our last impairment test performed in fourth quarter 2014, the carrying value of the CGUs that are most sensitive to the change in sales prices used in the annual test are:

As at June 30, 2015	Carrying value

Cortez[1]	$3,824
Zaldívar[1,2]	2,420
Pascua-Lama[2]	1,263
Veladero[1]	1,090
Bald Mountain[2]	522
Cerro Casale[2]	514
Lumwana[2]	335
Round Mountain[2]	151

[1]	Carrying value includes goodwill.
[2]	These CGUs have been impaired or had an impairment reversal in 2014 and therefore their fair value approximates carrying value.

As disclosed on page 25, the Zambian government announced amendments to the country’s mining tax regime. The legislation was passed in late July. In third quarter 2015 we will evaluate the potential for a reversal of previous impairments recorded in fourth quarter 2014.

Subsequent to quarter end, the trading price of the company’s shares declined such that the carrying value of our net assets exceeded our market capitalization, which is a potential indicator of impairment. If this potential indicator of impairment exists at the end of third quarter 2015, we may be required to conduct an impairment assessment.

As noted on page 45, the key financial covenant in the 2012 Credit Facility requires Barrick to maintain a CTNW of at least $3.0 billion. Barrick’s CTNW would be reduced by the amount of any non-current asset impairments, repayments of VAT refunds or write-downs of VAT receivables. Barrick’s CTNW was $5.7 billion as at June 30, 2015.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

We use certain non-GAAP financial performance measures in our MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A, please refer to the Non-GAAP Financial Performance Measures in our 2014 annual MD&A. The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Starting with our first quarter 2015 MD&A, we have amended our calculation of cash costs to exclude hedge gains/losses in the individual mine site figures. Hedge gains/losses will be included in the consolidated company cash costs, but are not allocated because hedging is done at a corporate level and not within the control of the mine site. Comparative figures have been restated to reflect this change.

Also starting with our first quarter 2015 MD&A, we have begun including costs that were formerly part of operating segment administration costs in cash costs. This was done to reflect the change in our operating structure that occurred at the end of 2014 to remove all regional oversight and hold the mine sites directly accountable for the cost of the functional services they require to run their business.

BARRICK SECOND QUARTER 2015	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to Adjusted Net Earnings and Adjusted Net Earnings per Share1

($ millions, except per share amounts in dollars)	For the three months ended June 30		For the six months ended June 30

	2015	2014	2015	2014

Net earnings (loss) attributable to equity holders of the Company	$ (9)	($ 269)	$ 48	($ 181)
Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments[2]	22	525	25	536
Acquisition/disposition (gains)/losses[3]	(4)	(24)	(26)	(23)
Foreign currency translation (gains)/losses[4]	30	31	36	144
Tax adjustments[5]	12	(112)	12	(112)
Other expense adjustments[6]	3	42	21	85
Unrealized losses/(gains) on non-hedge derivative instruments[7]	6	(34)	6	(52)

Adjusted net earnings	$ 60	$ 159	$ 122	$ 397

Net earnings (loss) per share[8]	(0.01)	(0.23)	0.04	(0.16)
Adjusted net earnings per share[8]	0.05	0.14	0.10	0.34

[1]	Amounts presented in this table are after-tax and net of non-controlling interest.
[2]

Impairment charges for the three and six month period ended June 30, 2015 is presented net of tax and non-controlling interest $13 million and $14 million expense, respectively (2014: ($13) million and ($11) million benefit, respectively).

[3]

Acquisition/disposition losses for the three and six month period ended June 30, 2015 is presented net of tax ($2) million benefit and $1 million expense, respectively (2014: ($3) million and ($1) million benefit, respectively).

[4]

Foreign currency translation losses for the three and six month period ended June 30, 2015 is presented net of tax $8 million and $7 million expense, respectively (2014: $4 million and $9 million expense, respectively).

[5]	Tax adjustments for the three and six month period ended June 30, 2015 is presented net of non-controlling interest $8 million expense, respectively (2014: nil, respectively).
[6]

Other expense adjustments for the three and six month period ended June 30, 2015 is presented net of tax nil and $8 million expense, respectively (2014: $13 million and $19 million expense, respectively).

[7]

Unrealized losses/(gains) on non-hedge derivative instruments for the three and six month period ended June 30, 2015 is presented net of tax ($3) million and ($2) million benefit, respectively (2014: $11 million and $17 million expense, respectively).

[8]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Reconciliation of Operating Cash Flow to Free Cash Flow

($ millions)	For the three months ended June 30		For the six months ended June 30

	2015	2014	2015	2014

Operating cash flow	$ 525	$ 488	$ 841	$ 1,073
Capital expenditures	(499)	(616)	(1,013)	(1,232)

Free cash flow	$ 26	($ 128)	($ 172)	($ 159)

BARRICK SECOND QUARTER 2015	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Cash costs per ounce, All-in sustaining costs per ounce and All-in costs per ounce

($ millions, except per ounce information in dollars)		For the three months ended June 30		For the six months ended June 30

	Reference	2015	2014	2015	2014

Cost of sales	A	$ 1,410	$ 1,407	$ 2,834	$ 2,851
Cost of sales applicable to non-controlling interests[1]	B	(137)	(131)	(294)	(252)
Cost of sales applicable to power sales	C	(16)	(22)	(29)	(35)
Other metal sales	D	(32)	(44)	(74)	(92)
Realized non-hedge (gains)/losses	E	27	(5)	47	(9)
Treatment and refinement charges	F	3	3	6	3

Total production costs		$ 1,255	$ 1,208	$ 2,490	$ 2,466

Depreciation	G	($ 339)	($ 306)	($ 668)	($ 623)

Cash Costs		$ 916	$ 902	$ 1,822	$ 1,843

General & administrative costs	H	56	66	111	153
Rehabilitation - accretion and amortization (operating sites)	I	37	31	71	64
Mine on-site exploration and evaluation costs	J	15	6	21	8
Mine development expenditures[2]	K	164	177	330	365
Sustaining capital expenditures[2]	K	125	130	259	224

All-in sustaining costs		$ 1,313	$ 1,312	$ 2,614	$ 2,657

Community relations costs not related to current operations	L	4	7	7	12
Rehabilitation - accretion and amortization not related to current operations	I	3	3	6	8
Exploration and evaluation costs (non-sustaining)	J	34	44	69	72
Non-sustaining capital expenditures[2]
Pascua-Lama	K	(4)	(12)	-	31
Cortez	K	18	4	30	10
Goldstrike thiosulfate project	K	5	63	33	127
Bulyanhulu CIL	K	-	6	(1)	15
Hemlo	K	-	-	37	-
Other	K	27	7	39	11

All-in costs		$ 1,400	$ 1,434	$ 2,834	$ 2,943

Ounces sold - consolidated basis (000s ounces)		1,624	1,683	3,208	3,464
Ounces sold - non-controlling interest (000s ounces)[1]		(158)	(167)	(357)	(330)
Ounces sold - equity basis (000s ounces)		1,466	1,516	2,851	3,134

Total production costs per ounce[3]		$ 855	$ 796	$ 874	$ 787

Cash costs per ounce[3]		$ 624	$ 594	$ 640	$ 588
Cash costs per ounce (on a co-product basis)[3,4]		$ 648	$ 615	$ 666	$ 610

All-in sustaining costs per ounce[3]		$ 895	$ 865	$ 918	$ 849
All-in sustaining costs per ounce (on a co-product basis)[3,4]		$ 919	$ 886	$ 944	$ 871

All-in costs per ounce[3]		$ 954	$ 945	$ 995	$ 940
All-in costs per ounce (on a co-product basis)[3,4]		$ 978	$ 966	$ 1,021	$ 962

[1]	Relates to interest in Pueblo Viejo and Acacia held by outside shareholders.
[2]	Amounts represent our share of capital expenditures.
[3]	Total production costs, cash costs, all-in sustaining costs, and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.
[4]

Amounts presented on a co-product basis remove the impact of other metal sales (net of non-controlling interest) from cost per ounce calculations that are produced as a by-product of our gold production.

BARRICK SECOND QUARTER 2015	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)		For the three months ended June 30		For the six months ended June 30

		2015	2014	2015	2014

	References
A	Cost of sales - gold
	Cost of sales (statement of income)	$ 1,689	$ 1,631	$ 3,397	$ 3,350
	Less: cost of sales - copper	(237)	(198)	(488)	(451)
	Direct mining, royalties and community relations	212	169	426	384
	Depreciation	25	30	62	71
	Hedge gains	-	(1)	-	(4)
	Less: cost of sales - non-operating sites	-	(2)	-	(5)
	Less: cost of sales - corporate	(42)	(24)	(75)	(43)

	Total Cost of Sales - Gold	$ 1,410	1,407	$ 2,834	2,851

B	Cost of sales applicable to non-controlling interests
	Cost of sales applicable to Acacia (Note 5)
	Direct mining, royalties and community relations	$ 153	$ 137	$ 294	$ 269
	Depreciation	34	35	67	65

	Total related to Acacia	$ 187	$ 172	$ 361	$ 334

	Portion attributable to non-controlling interest	$ 63	$ 60	$ 124	$ 104

	Cost of sales applicable to Pueblo Viejo (Note 5)
	Direct mining, royalties and community relations	$ 154	$ 152	$ 316	$ 321
	Depreciation	70	66	139	120

	Total related to Pueblo Viejo	$ 224	$ 218	$ 455	$ 441

	Portion attributable to non-controlling interest	$ 74	$ 71	$ 170	$ 148

	Cost of sales applicable to non-controlling interests	$ 137	$ 131	$ 294	$ 252

C	Cost of sales applicable to power sales

Equal to the cost of sales related to power sales from our Pueblo Viejo mine that are included in consolidated costs of sales but excluded from cash costs. These figures cannot be tied directly to the financial statements or notes.

D	Other metal sales

By-product revenues from metals produced in conjunction with gold are deducted from the costs incurred to produce gold (Note 6). By product revenues from metals produced net of copper, power revenues and non-controlling interest for the three and six months ended June 30, 2015 were $18 million and $43 million, respectively (2014: $33 million and $70 million, respectively).

E	Realized non-hedge gains/losses on fuel hedges
	(Gains)/Losses on non-hedge derivatives (Note 18D)	($ 8)	$ 44	($ 11)	$ 65
	Less: unrealized (gains)/losses and de-designated realized losses	35	(49)	58	(74)

	Realized non-hedge (gains)/losses	$ 27	($ 5)	$ 47	($ 9)

F	Treatment and refinement charges

Treatment and refinement charges, which are recorded against concentrate revenues, for the three and six months ended June 30, 2015 were $3 million and $6 million, respectively (2014: $3 million and $3 million, respectively).

BARRICK SECOND QUARTER 2015	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)		For the three months ended June 30		For the six months ended June 30

		2015	2014	2015	2014

G	Depreciation - gold
	Depreciation (Note 7)	$ 419	$ 400	$ 840	$ 802
	Less: copper depreciation	(25)	(30)	(62)	(71)
	Less: NCI portion	(39)	(38)	(83)	(66)
	Less: Depreciation - corporate assets	(16)	(26)	(27)	(42)

	Total depreciation - gold	$ 339	$ 306	$ 668	$ 623

H	General & administrative costs
	Total general & administrative costs (statement of income)	$ 70	$ 82	$ 137	$ 185
	Less: non-gold and non-operating general & administrative costs	(5)	(13)	(12)	(26)
	Less: NCI portion	(6)	(4)	(10)	(7)
	Add: World Gold Council fees	-	1	-	2
	Less: non-recurring items	(3)	-	(4)	(1)

	Total general & administrative costs	$ 56	$ 66	$ 111	$ 153

I	Rehabilitation - accretion and amortization

Includes depreciation (Note 7) on the assets related to rehabilitation provisions of our gold operations of $27 million and $50 million for the three and six months ended June 30, 2015, respectively (2014: $18 million and $37 million, respectively) and accretion (Note 11) on the rehabilitation provision of our gold operations of $13 million and $27 million for the three and six months ended June 30, 2015, respectively (2014: $16 million and $35 million, respectively).

J	Exploration and evaluation costs
	Exploration and evaluation costs (Note 8)	$ 52	$ 53	$ 97	$ 85
	Less: exploration and evaluation costs - non-gold & NCI	(3)	(3)	(7)	(5)

	Total exploration and evaluation costs - gold	$ 49	$ 50	$ 90	$ 80

	Exploration & evaluation costs (sustaining)	15	6	21	8
	Exploration and evaluation costs (non-sustaining)	34	44	69	72

	Total exploration and evaluation costs - gold	$ 49	$ 50	$ 90	$ 80

K	Capital expenditures
	Gold segments (Note 5)	$ 369	$ 417	$ 792	$ 813
	Pascua-Lama operating unit (Note 5)	(4)	(12)	-	31
	Other gold projects	5	16	7	24

	Capital expenditures - gold	$ 370	$ 421	$ 799	$ 868

	Less: NCI portion	(27)	(39)	(55)	(71)
	Less: capitalized interest (Note 11)	(8)	(7)	(17)	(14)

	Total capital expenditures - gold	$ 335	$ 375	$ 727	$ 783

	Mine development expenditures	164	177	330	365
	Sustaining capital expenditures	125	130	259	224
	Non-sustaining capital expenditures	46	68	138	194

	Total capital expenditures - gold	$ 335	$ 375	$727	$783

L	Community relations costs
	Community relations costs (Note 7)	$ 17	$ 19	$ 28	$ 33
	Less: community relations costs relating to current operations	(13)	(12)	(21)	(21)

	Community relations costs not related to current operations	$ 4	$ 7	$ 7	$ 12

BARRICK SECOND QUARTER 2015	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Copper Cost of Sales to C1 cash costs per pound and C3 fully allocated costs per pound

($ millions, except per pound information in dollars)	For the three months ended June 30		For the six months ended June 30

	2015	2014	2015	2014

Cost of sales	$ 237	$ 196	$ 488	$ 451
Depreciation/amortization	(25)	(28)	(62)	(69)
Treatment and refinement charges	41	14	83	47
Less: royalties	(36)	(6)	(69)	(17)
Non-routine charges	-	-	-	(1)
Other metal sales	-	-	-	(1)
Other[1]	-	(27)	-	(27)

C1 cash cost of sales	$ 217	$ 149	$ 440	$ 383

Depreciation/amortization	25	28	62	69
Royalties	36	6	69	17
Non-routine charges	-	-	-	1
Other expense (income)	1	2	(7)	3

C3 fully allocated cost of sales	$ 279	$ 185	$ 564	$ 473

Pounds sold - consolidated basis (millions pounds)	112	73	233	184

C1 cash cost per pound[2]	$ 1.94	$ 2.04	$ 1.89	$ 2.08

C3 fully allocated cost per pound[2]	$ 2.50	$ 2.52	$ 2.42	$ 2.59

[1]

Includes $17 million related to copper cathode purchases and $10 million of abnormal costs related to the conveyor collapse at Lumwana, as these costs are not indicative of our normal production costs.

[2]	C1 cash costs per pound and C3 fully allocated costs may not calculate based on amounts presented in this table due to rounding.

BARRICK SECOND QUARTER 2015	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

EBITDA and Adjusted EBITDA

($ millions, except per share amounts in dollars)	For the three months ended June 30		For the six months ended June 30

	2015	2014	2015	2014

Net earnings (loss)	$ (9)	$(223)	$80	$(96)
Income tax expense	103	123	208	412
Finance costs[1]	179	181	359	361
Finance income	(2)	(3)	(4)	(6)
Depreciation	419	400	840	802

EBITDA	$ 690	$ 478	$ 1,483	$ 1,473
Impairment charges	35	512	40	524

Adjusted EBITDA	$ 725	$ 990	$ 1,523	$ 1,997

Reported as:

Cortez	117	184	178	355
Goldstrike	100	155	218	350
Pueblo Viejo	161	230	367	467
Lagunas Norte	136	104	281	246
Veladero	93	137	192	225
Turquoise Ridge	32	35	61	85
Porgera	32	37	82	75
Kalgoorlie	31	39	49	79
Acacia	70	79	136	155
Zaldívar	38	65	84	143
Lumwana	3	2	10	12
Other	(88)	(77)	(135)	(195)
Impairment charges	(35)	(512)	(40)	(524)

EBITDA	$ 690	$ 478	$ 1,483	$ 1,473
Impairment charges	35	512	40	524

Adjusted EBITDA	$ 725	$ 990	$ 1,523	$ 1,997

[1]	Finance costs exclude accretion.

Reconciliation of Sales to Realized Price per ounce/pound

	For the three months ended June 30				For the six months ended June 30

($ millions, except per ounce/pound information in dollars)	Gold		Copper		Gold		Copper

	2015	2014	2015	2014	2015	2014	2015	2014

Sales	$ 1,921	$ 2,150	$ 257	$ 237	$ 3,840	$ 4,429	$ 524	$ 542
Sales applicable to non-controlling interests	(189)	(215)	-	-	(432)	(426)	-	-
Realized non-hedge gold/copper derivative (losses) gains	-	-	-	(3)	-	-	-	(6)
Treatment and refinement charges	3	3	41	14	6	3	83	47
Export duties	9	15	-	-	19	25	-	-
Other[1]	-	-	-	(17)	-	-	-	(17)

Revenues - as adjusted	$ 1,744	$ 1,953	$ 298	$ 231	$ 3,433	$ 4,031	$ 607	$ 566

Ounces/pounds sold (000s ounces/millions pounds)	1,466	1,516	112	73	2,851	3,134	233	184

Realized gold/copper price per ounce/pound[2]	$ 1,190	$ 1,289	2.66	$ 3.17	$ 1,204	$ 1,287	$ 2.60	$ 3.08

[1]	Revenue related to copper cathode purchases made in second quarter 2014.
[2]	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK SECOND QUARTER 2015	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended June 30,		Six months ended June 30,

	2015	2014	2015	2014

Revenue (notes 5 and 6)	$2,231	$2,458	$4,476	$5,105

Costs and expenses (income)
Cost of sales (notes 5 and 7)	1,689	1,631	3,397	3,350
General and administrative expenses	70	82	137	185
Exploration, evaluation and project expenses (note 8)	97	105	183	205
Impairment charges (note 10B)	35	512	40	524
Loss on currency translation	33	31	31	110
Closed mine rehabilitation	(19)	27	(11)	49
Loss (gain) on non-hedge derivatives (note 18D)	8	(44)	11	(65)
Other expense (note 10A)	32	17	14	36

Income before finance items and income taxes	$286	$97	$674	$711
Finance items
Finance income	2	3	4	6
Finance costs (note 11)	(194)	(200)	(390)	(401)

Income (loss) before income taxes	$94	$(100)	$288	$316
Income tax expense (note 12)	(103)	(123)	(208)	(412)

Net income (loss)	$(9)	$(223)	$80	$(96)

Attributable to:
Equity holders of Barrick Gold Corporation	$(9)	$(269)	$48	$(181)
Non-controlling interests (note 21)	$-	$46	$32	$85

Earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation (note 9)
Net income (loss)
Basic	$(0.01)	$(0.23)	$0.04	$(0.16)
Diluted	$(0.01)	$(0.23)	$0.04	$(0.16)

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2015	57	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,

	2015	2014	2015	2014

Net income (loss)	$(9)	$(223)	$80	$(96)
Other comprehensive income (loss), net of taxes

Movement in equity investments fair value reserve:
Net unrealized change on equity investments, net of tax $nil, $nil, $nil and $nil	(6)	5	(11)	22
Net realized change on equity investments, net of tax $nil, $nil, $nil and $nil	1	3	18	7
Impairment losses on equity investments, net of tax $nil, $nil, $nil and $nil	-	14	-	16

Items that may be reclassified subsequently to profit or loss:
Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax ($13), ($3), $1 and $1	24	13	(33)	28
Realized (gains) losses on derivatives designated as cash flow hedges, net of tax $1, $1, $nil and $1	36	(31)	51	(54)
Currency translation adjustments, net of tax $nil, $nil, $nil and $nil	2	4	(30)	7

Total other comprehensive income (loss)	57	8	(5)	26

Total comprehensive income (loss)	$48	$(215)	$75	$(70)

Attributable to:
Equity holders of Barrick Gold Corporation	$48	$(261)	$43	$(155)
Non-controlling interests	$-	$46	$32	$85

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2015	58	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,

	2015	2014	2015	2014

OPERATING ACTIVITIES
Net income (loss)	$(9)	$(223)	$80	$(96)
Adjusted for the following items:
Depreciation	419	400	840	802
Finance costs	194	200	390	401
Impairment charges (note 10B)	35	512	40	524
Income tax expense (note 12)	103	123	208	412
(Increase) decrease in inventory	(41)	(37)	(65)	5
Loss (gain) on non-hedge derivatives	8	(44)	11	(65)
Gain on sale of long-lived assets	(2)	(22)	(26)	(23)
Other operating activities (note 13A)	121	16	(88)	(225)

Operating cash flows before interest and income taxes	828	925	1,390	1,735
Interest paid	(274)	(276)	(349)	(352)
Income taxes paid	(29)	(161)	(200)	(310)

Net cash provided by operating activities	525	488	841	1,073

INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(499)	(616)	(1,013)	(1,232)
Sales proceeds	7	2	19	37
Divestitures	-	86	2	166
Investments sales	-	27	33	52
Other investing activities (note 13B)	(6)	(39)	(7)	(79)

Net cash used in investing activities	(498)	(540)	(966)	(1,056)

FINANCING ACTIVITIES
Proceeds from divestment of 10% of issued ordinary share capital of Acacia	-	-	-	186
Debt
Proceeds	3	-	5	133
Repayments	(88)	(18)	(272)	(93)
Dividends	(58)	(58)	(116)	(116)
Funding from non-controlling interests	21	-	22	2
Disbursements to non-controlling interests	(20)	-	(64)	-

Net cash (used in) provided by financing activities	(142)	(76)	(425)	112

Effect of exchange rate changes on cash and equivalents	(1)	1	(7)	(4)

Net (decrease) increase in cash and equivalents	(116)	(127)	(557)	125
Cash and equivalents excluding assets classified as held for sale at the beginning of period	2,258	2,672	2,699	2,404
Add: cash and equivalents of assets classified as held for sale at the beginning of period	-	4	-	20

Cash and equivalents at the end of period	$2,142	$2,549	$2,142	$2,549

Less: cash and equivalents of assets classified as held for sale at the end of period	20	-	20	-

Cash and equivalents excluding assets classified as held for sale at the end of period	$2,122	$2,549	$2,122	$2,549

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2015	59	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at June 30,	As at December 31,

	2015	2014

ASSETS
Current assets
Cash and equivalents (note 18A)	$2,122	$2,699
Accounts receivable	354	418
Inventories (note 15)	2,465	2,722
Other current assets	335	311

Total current assets (excluding assets classified as held for sale)	$5,276	$6,150
Assets classified as held for sale (note 4A)	1,514	-

Total current assets	$6,790	$6,150

Non-current assets
Equity in investees (note 14)	208	206
Other investments	12	35
Property, plant and equipment (note 16)	18,331	19,193
Goodwill	4,291	4,426
Intangible assets	305	308
Deferred income tax assets	687	674
Non-current portion of inventory (note 15)	1,388	1,684
Other assets	1,181	1,203

Total assets	$33,193	$33,879

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$1,319	$1,653
Debt (note 18B)	462	333
Current income tax liabilities	24	84
Other current liabilities	409	490

Total current liabilities (excluding liabilities classified as held for sale)	$2,214	$2,560
Liabilities classified as held for sale (note 4A)	374	-

Total current liabilities	$2,588	$2,560

Non-current liabilities
Debt (note 18B)	12,361	12,748
Provisions	2,347	2,561
Deferred income tax liabilities	2,069	2,036
Other liabilities	1,056	1,112

Total liabilities	$20,421	$21,017

Equity
Capital stock (note 20)	$20,865	$20,864
Deficit	(10,714)	(10,739)
Accumulated other comprehensive loss	(303)	(199)
Other	321	321

Total equity attributable to Barrick Gold Corporation shareholders	$10,169	$10,247
Non-controlling interests (note 21)	2,603	2,615

Total equity	$12,772	$12,862

Contingencies and commitments (notes 15, 16 and 22)

Total liabilities and equity	$33,193	$33,879

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2015	60	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company

(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained deficit	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non-controlling interests	Total equity

At December 31, 2014	1,164,670	$20,864	$(10,739)	$(199)	$321	$10,247	$2,615	$12,862

Impact of adopting IFRS 9 on January 1, 2015 (note 2B)	-	-	99	(99)	-	-	-	-

At January 1, 2015 (restated)	1,164,670	$20,864	$(10,640)	$(298)	$321	$10,247	$2,615	$12,862

Net income	-	-	48	-	-	48	32	80
Total other comprehensive loss	-	-	-	(5)	-	(5)	-	(5)

Total comprehensive income (loss)	-	-	48	(5)	-	43	32	75

Transactions with owners
Dividends	-	-	(116)	-	-	(116)	-	(116)
Recognition of stock option expense	-	1	-	-	-	1	-	1
Funding from non-controlling interests	-	-	-	-	-	-	22	22
Other decrease in non-controlling interest	-	-	-	-	-	-	(66)	(66)
Other decreases	-	-	(6)	-	-	(6)	-	(6)

Total transactions with owners	-	1	(122)	-	-	(121)	(44)	(165)

At June 30, 2015	1,164,670	$20,865	$(10,714)	$(303)	$321	$10,169	$2,603	$12,772

At January 1, 2014	1,164,652	$20,869	$(7,581)	$(69)	$314	$13,533	$2,468	$16,001

Net income (loss)	-	-	(181)	-	-	(181)	85	(96)
Total other comprehensive income	-	-	-	26	-	26	-	26

Total comprehensive income (loss)	-	-	(181)	26	-	(155)	85	(70)

Transactions with owners
Dividends	-	-	(116)	-	-	(116)	-	(116)
Issued on exercise of stock options	18	-	-	-	-	-	-	-
Recognized on divestment of 10% of Acacia	-	-	-	-	7	7	177	184
Derecognition of stock option expense	-	(7)	-	-	-	(7)	-	(7)
Funding from non-controlling interests	-	-	-	-	-	-	2	2

Total transactions with owners	18	(7)	(116)	-	7	(116)	179	63

At June 30, 2014	1,164,670	$20,862	$(7,878)	$(43)	$321	$13,262	$2,732	$15,994

1 Includes cumulative translation losses at June 30, 2015: $152 million (June 30, 2014: losses of $73 million).

2 Includes additional paid-in capital as at June 30, 2015: $283 million (December 31, 2014: $283 million; June 30, 2014: $283 million) and convertible borrowings - equity component as at June 30, 2015: $38 million (December 31, 2014: $38 million; June 30, 2014: $38 million).

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2015	61	FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Barrick Gold Corporation.      Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to A$, ARS, C$, CLP, DOP, EUR, GBP, JPY, PGK, SAR, TZS, ZAR, and ZMW are to Australian dollars, Argentine pesos, Canadian dollars, Chilean pesos, Dominican pesos, Euros, British pound sterling, Japanese yen, Papua New Guinea kina, Saudi riyal, Tanzanian shillings, South African rand, and Zambian kwacha, respectively.

1 > CORPORATE INFORMATION

Barrick Gold Corporation (“Barrick” or the “Company”) is a corporation governed by the Business Corporations Act (Ontario). The Company’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. Our producing gold mines are located in Canada, the United States, Peru, Argentina, Australia, Dominican Republic and Papua New Guinea. We also hold a 63.9% equity interest in Acacia Mining plc (“Acacia”), a company listed on the London Stock Exchange that owns gold mines and exploration properties in Africa. Our Copper business contains producing copper mines located in Chile and Zambia and a mine under construction in Saudi Arabia. We also have projects located in South America and North America. We sell our gold and copper production into the world market.

2 > SIGNIFICANT ACCOUNTING POLICIES

A)	Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim financial statements should be read in conjunction with Barrick’s most recently issued Annual Report which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 of the consolidated financial statements for the year ended December 31, 2014, and have been consistently applied in the preparation of these interim financial statements except for note 2J, “Other Investments”, which as a result of the adoption of IFRS 9 in the current interim period has been replaced with the following: Investments in publicly quoted equity securities that are neither subsidiaries nor associates are categorized as Fair Value through Other Comprehensive Income (“FVOCI”) using the irrevocable election available in IFRS 9 for these instruments. FVOCI equity investments (referred to as “Other Investments”) are recorded at fair value with all realized and unrealized gains and losses recorded permanently in OCI. These interim consolidated financial statements were authorized for issuance by the Board of Directors on August 5, 2015.

B)	New Accounting Standards Effective in 2015

Impact of Adoption of IFRS 9 (2014)

We have early adopted all of the requirements of IFRS 9 Financial Instruments 2014 (“IFRS 9”) as of January 1, 2015. IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the company’s financial statements.

IFRS 9 changes the requirements for hedge effectiveness and, consequently for the application of hedge accounting. The IAS 39 effectiveness test is replaced with a requirement for an economic relationship between the hedged item and hedging instrument, and for the ‘hedged ratio’ to be the same as that used by the entity for risk management purposes. Certain restrictions that prevented some hedging strategies and hedging instruments from qualifying for hedge accounting were removed under IFRS 9. Generally, the mechanics of hedge accounting remain unchanged.

As a result of the early adoption of IFRS 9, we have changed our accounting policy for financial instruments retrospectively, except as described below. The change did not result in a change in carrying value of any of our financial instruments on transition date. The two main areas of change are the accounting for a) equity securities previously classified as available for sale and b) derivative

BARRICK SECOND QUARTER 2015	62	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

instruments, which includes the accounting for hedging relationships that now qualify for hedge accounting and the exclusion of the time value component of options from hedging instruments.

a)	Impact of adoption on the accounting for equity securities previously designated as available for sale

The revised policy on the accounting for Other Investments, which represent equity securities previously designated as available for sale, is described in note 2A). The adjustment to opening retained earnings on January 1, 2015 was $95 million with a corresponding adjustment to accumulated other comprehensive income. There was no impact on net income for 2015.

b)	Impact of adoption on accounting for derivative instruments

We have reassessed all of our existing hedging relationships that qualified for hedge accounting under IAS 39 upon adoption of IFRS 9 and these have continued to qualify for hedge accounting under IFRS 9. We have also reassessed economic hedges that did not qualify for hedge accounting under IAS 39. IFRS 9 has enabled us to apply hedge accounting for most of our fuel positions, thus reducing the volatility of reported net income. These positions previously did not qualify for hedge accounting since component hedging was not permitted under IAS 39. We have applied these changes prospectively from January 1, 2015.

Under IFRS 9, we also began separating the intrinsic value and time value of option contracts and designating only the change in intrinsic value as the hedging instrument. IFRS 9 does not require restatement of comparatives. However, we have reflected the retrospective impact of the adoption of IFRS 9 relating to the change in accounting for time value of option contracts as an adjustment to opening retained earnings. The adjustment to opening retained earnings on January 1, 2015 was $4 million with a corresponding adjustment to accumulated other comprehensive income. There was no impact on net income.

We recognize a financial asset or a financial liability when we become a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value and are derecognized either when we have transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire.

We classify and measure financial assets (excluding derivatives) on initial recognition as described below:

●

Cash and equivalents and restricted cash include cash, term deposits, treasury bills and money market investments with original maturities of less than 90 days. All of these are classified as financial assets at fair value through profit or loss and are measured at fair value. Unrealized gains or losses related to changes in fair value are reported in income;

●	Trade and other receivables are classified as and measured at amortized cost using the effective interest method, less impairment allowance, if any;
●

Equity instruments are designated as financial assets at fair value through other comprehensive income and are recorded at fair value on the settlement date, net of transaction costs. Future changes in fair value are recognized in other comprehensive income and are not recycled into income.

Financial liabilities (excluding derivatives) are derecognized when the obligation specified in the contract is discharged, cancelled or expired. For financial liabilities, IFRS 9 retains most of the IAS 39 requirements and since we do not have any financial liabilities designated at fair value through profit or loss, the adoption of IFRS 9 did not impact our accounting policies for financial liabilities.

C)	New Accounting Standards Issued But Not Yet Effective

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. In July 2015, the IASB deferred the effective date of the standard to annual reporting periods beginning on or after January 1, 2018, with earlier application permitted. We are currently assessing the impact on our consolidated financial statements along with the planned timing of our adoption of IFRS 15.

3 > SIGNIFICANT JUDGMENTS, ESTIMATES, ASSUMPTIONS AND RISKS

The judgments, estimates, assumptions and risks discussed here reflect updates from the most recently filed annual consolidated financial statements for the year ended December 31, 2014. For judgments, estimates, assumptions and risks related to other areas not discussed in these interim consolidated financial statements, please refer to Notes 3 and 27 of the 2014 annual consolidated financial statements.

BARRICK SECOND QUARTER 2015	63	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

A)	Gold and Copper Mineral Reserves

At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of the proven and probable reserves and the portion of resources expected to be extracted economically for each mineral property. We prospectively revise calculations of depreciation of property, plant and equipment and also transfer amounts allocated to non-depreciable mining interest to mining interest subject to depreciation based on the ounces/pounds that have become probable of being economically extracted. The effect of changes in the proven and probable reserves and the portion of resources expected to be extracted economically on depreciation expense for the three months ended June 30, 2015 was an increase of $92 million (2014: $48 million increase ) and for the six months ended June 30, 2015 was an increase $187 million (2014: $93 million increase ). The effect of transfers to mining interest subject to depreciation on depreciation expense for the three months ended June 30, 2015 was an increase of $2 million (2014: $2 million increase ) and for the six months ended June 30, 2015 was an increase of $5 million (2014: $3 million increase).

B)	Provision for Environmental Rehabilitation (“PER”)

Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, foreign exchange rate and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. We recorded a decrease of $122 million (2014: $93 million increase) to the PER at our minesites for the three months ended June 30, 2015 primarily due to an increase in the discount rate.

C)	Impairment and reversal of impairment for non-current assets and impairment of goodwill

Non-current assets other than goodwill are tested for impairment, or reversal of impairment, when events or changes in circumstances suggest that the carrying amount may not be fully recoverable, or an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. We conduct an annual test for impairment of goodwill in the fourth quarter of each fiscal year and at any other time of the year if an indicator of impairment or reversal of impairment is identified. We recorded $35 million (2014: $512 million) of impairment charges for the three months ended June 30, 2015 and $40 million (2014: $524 million) of impairment charges for the six months ended June 30, 2015.

We have not identified any indicators that prior impairments are required to be tested for reversal in the three months ended June 30, 2015.

D)	Liquidity risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. We manage our exposure to liquidity risk by maintaining cash reserves, access to undrawn credit facilities and access to public debt markets, by staggering the maturities of outstanding debt instruments to mitigate refinancing risk and by monitoring of forecast and actual cash flows.

As part of our capital allocation strategy, we evaluate our capital expenditures in order to ensure they generate an appropriate risk-adjusted return. We work towards divesting assets that do not meet our capital allocation criteria.

Our primary source of liquidity is our operating cash flow. Other options to enhance liquidity include drawing the $4.0 billion available under our 2012 Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing), further asset sales and issuances of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership. Many factors, including but not limited to general market conditions and then prevailing metals prices, could impact our ability to issue securities on acceptable terms, as could our credit ratings. Moody’s and S&P currently rate our long-term debt Baa2 (negative) and BBB- (stable), respectively. Our credit rating was downgraded by S&P on March 2, 2015, to BBB- (stable) which is the lowest investment grade rating. Changes in our ratings could affect the trading prices of our securities or our cost of capital. If we were to borrow under our 2012 Credit Facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant in the 2012 Credit Facility (undrawn as at June 30, 2015) requires Barrick to maintain a consolidated tangible net worth (“CTNW”) of at least $3.0 billion (Barrick’s CTNW was $5.7 billion as at June 30, 2015).

BARRICK SECOND QUARTER 2015	64	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

4 > DIVESTITURES

A)   Assets and liabilities as held for sale

On July 23, 2015, we completed the sale of our Cowal mine in Australia for cash consideration of $550 million. As at June 30, 2015, all of the assets and liabilities of Cowal were classified as held for sale.

On May 26, 2015, we announced the sale of 50% of our interest in the Porgera mine in Papua New Guinea to Zijin Mining Group Company (‘Zijin’) for cash consideration of $298 million. As at June 30, 2015, all of the assets and liabilities of Porgera were classified as held for sale as the transaction will result in a loss of control. The transaction is expected to close in third quarter 2015.

B)  Disposition of 50 percent interest in Jabal Sayid

On July 13, 2014, Barrick entered into an agreement to form a joint venture with Ma’aden to operate the Jabal Sayid copper project. Ma’aden, which is 50 percent owned by the Saudi Arabian government, acquired its 50 percent interest in the new joint venture company for cash consideration of $216 million. The transaction closed on December 3, 2014. As at June 30, 2014, all of the assets and liabilities of Jabal Sayid were classified as held for sale, as the transaction resulted in a loss of control. Consequently the assets and liabilities were written down to their fair value less costs of disposal, which resulted in an impairment loss of $514 million, including $316 million of goodwill. Refer to note 17 for further details of the impairment loss.

C)  Disposition of Australian assets

On January 31, 2014, we closed the sale of our Plutonic mine for total cash consideration of $22 million. In addition, on March 1, 2014, we completed the sale of our Kanowna mine for total cash consideration of $67 million. The transactions resulted in a loss of $5 million in 2014.

D)  Disposition of 10 percent interest in Acacia

On March 11, 2014, we completed the divestment of 41 million ordinary shares in Acacia, representing 10 percent of the issued ordinary share capital of Acacia for net cash proceeds of $186 million. Subsequent to the divestment, we continue to retain a controlling financial interest in Acacia and continue to consolidate Acacia. We accounted for the divestment as an equity transaction and, accordingly, recorded the difference between the proceeds received and the carrying value of $179 million as $7 million of additional paid-in capital in shareholders’ equity.

E)  Disposition of Marigold mine

On April 4, 2014, we completed the divestiture of our minority interest in the Marigold mine, for total cash consideration of $86 million. The transaction resulted in a gain of $21 million, which we recorded in 2014.

F)  Disposition of 50 percent interest in Zaldivar

On July 30, 2015, we announced the sale of 50% of our Zaldívar copper mine in Chile to Antofagasta Plc for total cash consideration of $1.005 billion. As a result, we expect to record a goodwill impairment of approximately $400 million in third quarter 2015. The transaction is expected to be completed in late 2015 and is subject to customary closing conditions.

BARRICK SECOND QUARTER 2015	65	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

5 > SEGMENT INFORMATION

As a result of the organizational changes that were implemented in third quarter 2014, we have determined that our Co-Presidents, acting together, are Barrick’s Chief Operating Decision Maker (“CODM”). Beginning in fourth quarter 2014, CODM reviews the operating results, assesses performance and makes capital allocation decisions at the mine site or project level, with the exception of Acacia which is reviewed and assessed as a separate business. Therefore, each individual mine site and Acacia are operating segments for financial reporting purposes. For segment reporting purposes, we present our reportable operating segments as follows: eight individual gold mines, two individual copper mines, Acacia and our Pascua-Lama project. The remaining operating segments have been grouped into an other category consisting of our remaining gold mines.

Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income. Starting January 1, 2015, we updated the allocation of our general and administration costs to individual mine sites to reflect the removal of all regional oversight and have the mine sites directly accountable for the cost of the functional services they require to run their business. The prior period has been restated to reflect the change in presentation.

Consolidated Statement of Income Information

		Cost of Sales
For the three months ended June 30, 2015	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Goldstrike	$ 193	$ 85	$ 28	$ 6	$ 2	$ 72

Cortez	241	121	74	(1)	4	43

Pueblo Viejo	315	154	70	-	-	91

Lagunas Norte	195	57	46	1	1	90

Veladero	178	84	26	-	1	67

Turquoise Ridge	64	31	6	-	1	26

Porgera	150	114	12	1	3	20

Kalgoorlie	98	65	13	1	1	18

Acacia	230	153	34	5	2	36

Lumwana	132	127	9	-	2	(6)

Zaldivar	125	85	16	-	2	22

Pascua-Lama	-	-	6	23	(2)	(27)

Other Mines[2]	298	163	68	2	27	38

	$ 2,219	$ 1,239	$ 408	$ 38	$ 44	$ 490

BARRICK SECOND QUARTER 2015	66	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statement of Income Information

		Cost of Sales
For the three months ended June 30, 2014	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Goldstrike	$ 264	$ 107	$ 30	$ -	$ 2	$ 125

Cortez	293	108	63	-	1	121

Pueblo Viejo	383	152	66	-	1	164

Lagunas Norte	155	50	11	-	1	93

Veladero	276	136	36	1	2	101

Turquoise Ridge	58	22	4	-	1	31

Porgera	153	114	19	1	1	18

Kalgoorlie	103	65	10	-	(1)	29

Acacia	227	137	35	6	5	44

Lumwana	63	60	13	-	1	(11)

Zaldivar	175	108	15	-	2	50

Pascua-Lama	-	-	6	30	5	(41)

Other Mines[2]	303	188	76	10	19	10

	$ 2,453	$ 1,247	$ 384	$ 48	$ 40	$ 734

Consolidated Statement of Income Information

		Cost of Sales
For the six months ended June 30, 2015	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Goldstrike	$ 430	$ 202	$ 60	$ 6	$ 4	$ 158

Cortez	432	247	144	1	6	34

Pueblo Viejo	681	316	139	-	(2)	228

Lagunas Norte	400	115	87	1	3	194

Veladero	379	186	52	1	-	140

Turquoise Ridge	119	57	11	-	1	50

Porgera	294	207	27	1	4	55

Kalgoorlie	174	122	22	1	2	27

Acacia	443	294	67	10	3	69

Lumwana	258	246	27	-	2	(17)

Zaldivar	266	180	35	-	2	49

Pascua-Lama	-	-	8	56	(13)	(51)

Other Mines[2]	588	331	142	4	21	90

	$ 4,464	$ 2,503	$ 821	$ 81	$ 33	$ 1,026

BARRICK SECOND QUARTER 2015	67	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statement of Income Information

		Cost of Sales
For the six months ended June 30, 2014	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Goldstrike	$ 624	$ 270	$ 72	$ 1	$ 3	$ 278
Cortez	544	185	115	-	4	240
Pueblo Viejo	788	321	120	-	-	347
Lagunas Norte	356	106	26	-	4	220
Veladero	456	226	66	1	4	159
Turquoise Ridge	131	45	8	-	1	77
Porgera	303	226	41	1	1	34
Kalgoorlie	219	139	21	-	1	58
Acacia	442	269	65	11	7	90
Lumwana	197	183	36	-	2	(24)
Zaldivar	346	201	33	-	2	110
Pascua-Lama	-	-	8	74	9	(91)
Other Mines[2]	685	414	161	21	16	73

	$ 5,091	$ 2,585	$ 772	$ 109	$ 54	$ 1,571

[1]

Other expenses include accretion expense, which is included within finance costs in the consolidated statement of income. For the three months ended June 30, 2015, accretion expense was $12 million (2014: $14 million) and for the six months ended June 30, 2015, accretion expense was $23 million (2014: $28 million).

[2]	Includes exploration and evaluation expense and losses from equity investees.

Reconciliation of Segment Income to Income Before Income Taxes

	For the three months ended June 30		For the six months ended June 30

	2015	2014	2015	2014

Segment income	$ 490	$ 734	$ 1,026	$ 1,571
Other revenue[1]	12	5	12	14
Other cost of sales/amortization[1,2]	(42)	-	(73)	7
Exploration, evaluation and project expenses not attributable to segments	(59)	(57)	(102)	(96)
General and administrative expenses	(70)	(82)	(137)	(185)
Other (expense) income not attributable to segments	-	9	(4)	(10)
Impairment charges not attributable to segments	(35)	(512)	(40)	(524)
Loss on currency translation	(33)	(31)	(31)	(110)
Closed mine rehabilitation	19	(27)	11	(49)
Finance income	2	3	4	6
Finance costs (includes non segment accretion)	(182)	(186)	(367)	(373)
(Loss) gain on non-hedge derivatives	(8)	44	(11)	65

Income (loss) before income taxes	$ 94	$ (100)	$ 288	$ 316

[1]	Includes revenue and costs from Pierina which is not part of any of our operating segments. Pierina entered closure in 2013.
[2]	Includes all realized hedge gains/losses.

BARRICK SECOND QUARTER 2015	68	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Capital Expenditures Information	Segment capital expenditures[1]

	For the three months ended June 30		For the six months ended June 30
	2015	2014	2015	2014

Goldstrike	$ 37	$ 138	$ 130	$ 254
Cortez	57	66	90	120
Pueblo Viejo	28	40	61	71
Lagunas Norte	18	19	31	43
Veladero	68	33	136	64
Turquoise Ridge	10	9	16	15
Porgera	26	7	54	13
Kalgoorlie	6	10	23	26
Acacia	42	59	83	115
Lumwana	29	59	43	91
Zaldivar	15	22	28	52
Pascua-Lama	(4)	(12)	-	31
Other Mines	77	36	168	92

Segment total	$ 409	$ 486	$ 863	$ 987
Other items not allocated to segments	5	16	7	24

Total	$ 414	$ 502	$ 870	$ 1,011

[1]

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For the three months ended June 30, 2015, cash expenditures were $499 million (2014: $616 million) and the decrease in accrued expenditures was $85 million (2014: $114 million decrease). For the six months ended June 30, 2015, cash expenditures were $1,013 million (2014: $1,232 million) and the decrease in accrued expenditures was $143 million (2014: $221 million decrease).

6 > REVENUE

	For the three months ended June 30		For the six months ended June 30

	2015	2014	2015	2014

Gold bullion sales
Spot market sales	$ 1,848	$ 2,088	$ 3,702	$ 4,317
Concentrate sales	73	62	138	112

	$ 1,921	$ 2,150	$ 3,840	$ 4,429
Copper sales
Copper cathode sales	$ 125	$ 174	$ 266	$ 345
Concentrate sales	132	63	258	197

	$ 257	$ 237	$ 524	$ 542

Other sales[1]	$ 53	$ 71	$ 112	$ 134

Total	$ 2,231	$ 2,458	$ 4,476	$ 5,105

[1]	Revenues include the sale of by-products for our gold and copper mines and energy sales from Monte Rio.

Provisional Copper and Gold Sales

We have provisionally priced sales for which price finalization, referenced to the relevant copper and gold index, is outstanding at the balance sheet date. Our exposure at June 30, 2015 to the impact of movements in market commodity prices for provisionally priced sales is set out in the following table:

	Volumes subject to final pricing Copper (millions) Gold (000’s)		Impact on net income before taxation of 10% movement in market price US$

For the six months ended June 30	2015	2014	2015	2014

Copper pounds	61	18	$ 16	$ 6
Gold ounces	20	17	2	2

For the three months ended June 30, 2015, our provisionally priced copper sales included provisional pricing losses of $12 million (2014: $4 million gains ) and our provisionally priced gold sales included provisional pricing adjustments of $nil million (2014: $1 million losses). For the six months ended June 30, 2015, our provisionally priced copper sales included provisional pricing losses of $24 million (2014: $15 million losses ) and our provisionally priced gold sales included provisional pricing losses of $1 million (2014: $2 million gains).

At June 30, 2015, our provisionally priced copper and gold sales subject to final settlement were recorded at average prices of $2.61/lb (2014: $3.19/lb) and $1,182/oz (2014: $1,278/oz), respectively. The sensitivities in the above table show the impact of a 10 percent change in commodity prices, while holding all other variables constant.

BARRICK SECOND QUARTER 2015	69	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

7 > COST OF SALES

	For the three months ended June 30		For the six months ended June 30

	2015	2014	2015	2014

Direct mining cost[1,2]	$ 1,164	$ 1,139	$ 2,350	$ 2,367
Depreciation	419	400	840	802
Royalty expense	89	73	179	148
Community relations	17	19	28	33

	$ 1,689	$ 1,631	$ 3,397	$ 3,350

[1]

Direct mining cost includes charges to reduce the cost of inventory to net realizable value as follows: $33 million for the three months ended June 30, 2015 (2014: $25 million) and $88 million for the six months ended June 30, 2015 (2014: $41 million).

[2]	Direct mining cost includes the costs of extracting by-products.

Beginning in January 1, 2015, we updated the allocation of general & administration (“G&A”) costs to individual mine sites to reflect the removal of all regional oversight and have the mine sites directly accountable for the cost of the functional services they require to run their business. These costs now form part of mine site G&A costs which is included within direct mining costs.

8 > EXPLORATION, EVALUATION AND PROJECT EXPENSES

	For the three months ended June 30		For the six months ended June 30

	2015	2014	2015	2014

Exploration
Minesite exploration	$ 12	$ 10	$ 19	$ 17
Global programs	34	37	68	59

	$ 46	$ 47	$ 87	$ 76
Evaluation costs	6	6	10	9

Exploration and evaluation expense[1]	$ 52	$ 53	$ 97	$ 85
Advanced project costs:
Pascua-Lama	22	25	54	67
Jabal Sayid	-	7	-	17
Other project related costs:
Cerro Casale	2	3	4	6
Kainantu	-	1	-	2
Reko Diq	-	3	-	5
Corporate Development	20	8	26	16
Community relations related to projects	1	5	2	7

Exploration, evaluation and project expenses	$ 97	$ 105	$ 183	$ 205

[1]	Approximates the impact on operating cash flow.

9 > EARNINGS (LOSS) PER SHARE

	For the three months ended June 30				For the six months ended June 30

	2015		2014		2015		2014

($ millions, except shares in millions and per share amounts in dollars)	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income (loss)	$ (9)	$ (9)	$ (223)	$ (223)	$ 80	$ 80	$ (96)	$ (96)
Net income attributable to non-controlling interests	-	-	(46)	(46)	(32)	(32)	(85)	(85)

Net income (loss) attributable to equity holders of Barrick Gold Corporation	$ (9)	$ (9)	$ (269)	$ (269)	$ 48	$ 48	$ (181)	$ (181)

Weighted average shares outstanding	1,165	1,165	1,165	1,165	1,165	1,165	1,165	1,165

Earnings per share data attributable to the equity holders of Barrick Gold Corporation

Net income (loss)	$ (0.01)	$ (0.01)	$ (0.23)	$ (0.23)	$ 0.04	$ 0.04	$ (0.16)	$ (0.16)

BARRICK SECOND QUARTER 2015	70	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

10 > OTHER EXPENSES

A	Other Expense (Income)

	For the three months ended June 30		For the six months ended June 30

	2015	2014	2015	2014

Other expense:

Consulting fees	$ 3	$ 13	$ 5	$ 19

Bank charges	4	4	11	9
Mine site severance and non-operational costs	1	2	1	8

Office closure costs	27	15	27	15
Management Fee	1	-	-	-
Toll Milling	4	2	4	1
World Gold Council fees	-	1	-	2
Pension and other post-retirement benefit expense	1	-	2	3

Total other expense	$ 41	$ 37	$ 50	$ 57

Other income:
Gain on sale of long-lived assets	$ (2)	$ (22)	$(26)	$ (23)
Insurance recovery	(1)	(1)	(1)	-
Royalty income	(1)	-	(2)	(1)
Miscellaneous write offs (recovery)	(4)	3	(4)	3
Incidental income	(1)	-	(3)	-

Total other income	$ (9)	$ (20)	$(36)	$ (21)

Total	$ 32	$ 17	$ 14	$36

B Impairment Charges
	For the three months ended June 30		For the six months ended June 30

	2015	2014	2015	2014

Impairment of long-lived assets	$ 35	$ 182	$ 40	$ 185
Impairment of other intangibles	-	-	-	7

	$ 35	$ 182	$ 40	$ 192
Impairment of goodwill	-	316	-	316
Impairment of other investments	-	14	-	16

Total	$ 35	$ 512	$ 40	$ 524

11 > FINANCE COSTS

	For the three months ended June 30		For the six months ended June 30

	2015	2014	2015	2014

Interest	$ 181	$ 184	$ 365	$ 366
Amortization of debt issue costs	5	5	10	10
Losses (gains) on interest rate hedges	1	(1)	1	(1)
Interest capitalized	(8)	(7)	(17)	(14)
Accretion	15	19	31	40

Total	$ 194	$ 200	$ 390	$ 401

12 > INCOME TAX EXPENSE
	For the three months ended June 30		For the six months ended June 30

	2015	2014	2015	2014

Current	$ 84	$ 201	$ 186	$ 395
Deferred	19	(78)	22	17

	$ 103	$ 123	$ 208	$ 412

The tax rate for income in the six months ended June 30, 2015 was 72% (2014: 130%). After adjusting for the impact of de-recognition of a deferred tax asset, net currency translation losses on deferred tax balances, the impact of impairments, asset sales and non-hedge derivatives and the impact of non-deductible foreign exchange losses, the underlying effective tax rate for ordinary income in the six months ended June 30, 2015 was 53% (2014: 50%).

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentinean net deferred tax liabilities. In the six months ended June 30, 2015 and 2014, tax expense of $12 million and $44 million respectively primarily arose from translation losses on tax balances in Argentina, due to the weakening of the Argentinean peso against the US dollar. These translation gains/losses are included within deferred income tax expense/recovery.

De-Recognition of a Deferred Tax Asset

In second quarter 2015, we recorded a deferred tax expense of $20 million related to de-recognition of a deferred tax asset in Pueblo Viejo.

Restructure of Internal Debt to Equity

In second quarter 2014, a deferred tax recovery of $112 million arose from a restructure of internal debt to equity in subsidiary corporations, which resulted in the release of a deferred tax liability and a net increase in deferred tax assets.

BARRICK SECOND QUARTER 2015	71	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

13 > CASH FLOW – OTHER ITEMS

A Operating Cash Flows – Other Items	For the three months ended June 30		For the six months ended June 30

	2015	2014	2015	2014

Adjustments for non-cash income statement items:

Net currency translation losses	$ 33	$ 31	$31	$ 110

RSU expense	9	4	16	12

Stock option expense (recovery)	-	(7)	1	(7)

Change in estimate of rehabilitation costs at closed mines	(19)	27	(11)	49

Net inventory impairment charges (note 15)	33	25	88	41

Cash flow arising from changes in:

Accounts receivable	52	15	54	1

Other current assets	4	84	(61)	14

Accounts payable	74	(17)	(80)	(294)

Other current liabilities	(49)	(19)	(83)	(22)

Other assets and liabilities	10	(107)	7	(90)

Settlement of rehabilitation obligations	(26)	(20)	(50)	(39)

Other net operating activities	$ 121	$ 16	$ (88)	$ (225)

B Investing Cash Flows – Other Items	For the three months ended June 30		For the six months ended June 30

	2015	2014	2015	2014

Value added tax recoverable on project capital expenditures	$ -	$(39)	$ -	$ (58)

Other	(6)	-	(7)	(21)

Other net investing activities	$ (6)	$(39)	$ (7)	$ (79)

BARRICK SECOND QUARTER 2015	72	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

14 > EQUITY ACCOUNTING METHOD INVESTMENT CONTINUITY

	Kabanga	Jabal Sayid[1]	Total

At January 1, 2014	$ 27	$ -	$ 27

Funds invested	1	178	179

At December 31, 2014	$ 28	$ 178	$ 206

Funds invested	2	-	2

At June 30, 2015	$ 30	$ 178	$ 208

Publicly traded	No	No

[1]

A $164 million non-interest bearing shareholder loan due from the Jabal Sayid JV as a result of the divestment of 50 percent interest in Jabal Sayid is presented as part of Other Assets in the Consolidated Financial Statements.

15 > INVENTORIES

	Gold		Copper

	As at June 30, 2015	As at December 31, 2014	As at June 30, 2015	As at December 31, 2014

Raw materials
Ore in stockpiles	$ 1,706	$ 2,036	$166	$182
Ore on leach pads	389	357	400	392
Mine operating supplies	744	875	120	132
Work in process	214	245	8	7
Finished products
Gold doré	62	129	-	-
Copper cathode	-	-	22	12
Copper concentrate	-	-	15	28
Gold concentrate	7	11	-	-

	$ 3,122	$ 3,653	$731	$753

Non-current ore in stockpiles[1]	(1,301)	(1,584)	(87)	(100)

	$ 1,821	$ 2,069	$644	$653

[1]	Ore that we do not expect to process in the next 12 months is classified as long-term.

	For the three months ended June 30		For the six months ended June 30

	2015	2014	2015	2014

Inventory impairment charges[1]	$ 34	$ 25	$ 89	$ 41
Inventory impairment charges reversed	(1)	-	(1)	-

[1]	Impairment charges in 2015 and 2014 primarily relates to impairments at Cortez.

Purchase Commitments

At June 30, 2015, we had purchase obligations for supplies and consumables of $1,483 million.

BARRICK SECOND QUARTER 2015	73	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

16 > PROPERTY, PLANT AND EQUIPMENT

	As at June 30, 2015	As at December 31, 2014

Depreciable assets	$ 14,428	$ 14,947
Non-depreciable assets
Projects
Pascua-Lama	1,883	1,910
Cerro Casale[1]	444	444
Donlin Gold	143	138
Construction-in-progress[2]	1,276	1,490
Acquired mineral resources and exploration potential	157	264

	$ 18,331	$ 19,193

[1]	Amount presented on a 100% basis and includes our partner’s non-controlling interest.
[2]	Represents assets under construction at our operating mine sites.

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had capital commitments of $121 million at June 30, 2015.

17 > IMPAIRMENT OF GOODWILL AND OTHER ASSETS

In accordance with our accounting policy, goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. Refer to note 20 of the 2014 annual consolidated financial statements for further information.

Summary of impairments (reversals)

For the three months ended June 30, 2015, we recorded impairment losses of $35 million (2014: $196 million) for non-current assets and $nil million (2014: $316 million) for goodwill, as summarized in the following table:

	For the three months ended June 30		For the six months ended June 30

	2015	2014	2015	2014

Copper goodwill	$ -	$ 316	$ -	$ 316

Jabal Sayid	-	198	-	198

Lumwana	-	4	-	4

Cortez	2	-	2	-

Goldstrike	6	-	8	-

Golden Sunlight	6	-	6	-

PV	18	(22)	18	(22)

Exploration (Kainantu)	-	-	-	7

Other investments	-	14	-	16

Other	3	2	6	5

Total	$ 35	$ 512	$ 40	$ 524

Indicators of impairment

Second Quarter 2015

In second quarter 2015, we determined that we expect to sell the Monte Rio power asset at our Pueblo Viejo mine. Power supply to Pueblo Viejo is not impacted by this disposition. As a result we recorded an impairment loss of $18 million to reduce it’s carrying value down to its net realizable value.

Subsequent events

Subsequent to quarter end, the trading price of the company’s shares declined such that the carrying value of our net assets exceeded our market capitalization, which is a potential indicator of impairment. If this potential indicator of impairment exists at the end of third quarter 2015, we may be required to conduct an impairment assessment.

In late July 2015, the Zambian government passed legislation that amended the country’s mining tax regime. In third quarter 2015 we will evaluate the potential for a reversal of previous impairments recorded in fourth quarter 2014.

Second Quarter 2014

As at June 30, 2014, our Jabal Sayid project in Saudi Arabia met the criteria as an asset held for sale. Accordingly, we were required to allocate goodwill from the Copper Operating Unit to Jabal Sayid and test the Jabal Sayid group of assets for impairment. We determined that the carrying value exceeded the Fair Value Less Costs of Disposal (“FVLCD”), and consequently recorded $514 million in impairment charges, including the full amount of goodwill allocated on a relative fair value basis, of $316 million. Subsequent to quarter end, on July 13, 2014 we

BARRICK SECOND QUARTER 2015	74	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

signed an agreement to sell a 50% interest of Jabal Sayid for cash proceeds of $216 million.

We reached an agreement to sell a power-related asset at our Pueblo Viejo mine for proceeds that exceeded its carrying value. This asset had previously been impaired in fourth quarter 2012 and therefore we recognized an impairment reversal of $22 million.

Key assumptions

The key assumptions and estimates used in determining the FVLCD are related to commodity prices, discount rates, NAV multiples for gold assets, operating costs, exchange rates and capital expenditures. In addition, assumptions related to comparable entities, market values per ounce and per pound and the inclusion of reserves and resources in market multiples calculations are used. For further details refer to note 20 of the Annual Consolidated Financial Statements.

The key assumptions used in our impairment testing in second quarter 2014 are summarized in the table below:

Second Quarter 2014

Gold price per oz	N/A
Silver price per oz	N/A
Copper price per lb	$3.25
WACC - gold (range)	N/A
WACC - gold (avg)	N/A
WACC - copper (range)	7% - 9%
WACC - copper (avg)	7%
NAV multiple - gold (avg)	N/A
LOM years - gold (range)	N/A
LOM years - gold (avg)	N/A
LOM years - copper (range)	14 - 24
LOM years - copper (avg)	18

Sensitivities

Based on the results of our last impairment test performed in fourth quarter 2014, the carrying value of the operating segments and CGUs that are most sensitive to the change in sales prices used in the annual test are:

As at June 30, 2015	Carrying value

Cortez[1]	$ 3,824
Zaldivar[1,2]	2,420
Pascua-Lama[2]	1,263
Veladero[1]	1,090
Bald Mountain[2]	522
Cerro Casale[2]	514
Lumwana[2]	335
Round Mountain[2]	151

[1]	Carrying value includes goodwill.
[2]	These CGUs have been impaired or had an impairment reversal in 2014 and therefore their fair value approximates carrying value.

BARRICK SECOND QUARTER 2015	75	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

18 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument.

A Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market funds with original maturities of less than 90 days. Cash and equivalents also include $589 million cash held at Acacia and Pueblo Viejo, which may not be readily deployed outside of Acacia and/or Pueblo Viejo.

B Debt

	As at June 30, 2015	As at December 31, 2014

2.9%/4.4%/5.7% notes[1]	$ 2,409	$ 2,409
3.85%/5.25% notes	1,984	1,983
5.80% notes	395	395
5.75%/6.35% notes	856	855
Other fixed rate notes[2]	2,723	2,720
Project financing	739	850
Capital leases[3]	321	354
Other debt obligations	673	794
2.5%/4.10%/5.75% notes[4]	2,581	2,579
Acacia credit facility[5]	142	142

	$ 12,823	$ 13,081
Less: current portion	(462)	(333)

	$ 12,361	$ 12,748

[1]	Consists of $2.4 billion in conjunction with our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”). This consists of $229 million of BGC notes due 2016, $1.35 billion of BNAF notes due 2021 and $850 million of BNAF notes due 2041. We provide an unconditional and irrevocable guarantee on all BNAF Notes and generally provide such guarantees on all BNAF notes issued, which will rank equally with our other unsecured and unsubordinated obligations.
[2]	Consists of $2.8 billion in conjunction with our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”) and our wholly-owned subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”). This consists of $500 million of BNAF notes due 2018, $750 million of BGC notes due 2019, $400 million of BPDAF notes due 2020, $250 million of BNAF notes due 2038 and $850 million of BPDAF notes due 2039. We provide an unconditional and irrevocable guarantee on all BNAF and BPDAF notes and generally provide such guarantees on all BNAF and BPDAF notes issued, which will rank equally with our other unsecured and unsubordinated obligations.
[3]	Consists primarily of capital leases at Pascua-Lama $193 million and Lagunas Norte $106 million (2014: $199 million and $123 million, respectively).
[4]	Consists of $2.6 billion in conjunction with our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”). This consists of $252 million of BGC notes due 2018, $1.5 billion of BGC notes due 2023 and $850 million of BNAF notes due 2043. We provide an unconditional and irrevocable guarantee on all BNAF notes and generally provide such guarantees on all BNAF notes issued, which will rank equally with our other unsecured and unsubordinated obligations.
[5]	Consists of an export credit backed term loan facility.

Jabal Sayid Financing Facility

On April 2, 2015, Ma’aden Barrick Copper Company signed a financing agreement with the Saudi British Bank to finance the Jabal Sayid copper project (an equity method investment for Barrick) for SAR 750 million ($200 million USD). Barrick has provided a guarantee equal to our proportionate ownership interest (50%).

BARRICK SECOND QUARTER 2015	76	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

C Derivative Instruments at June 30, 2015

	Notional amount by term to maturity				Accounting classification by notional amount

	Within 1 year	2 to 3 years	4+ years	Total	Cash flow hedge	Non-hedge	Fair value (USD)

US dollar interest rate contracts
Total receive - float swap positions	$ 28	$ 57	$ 57	$ 142	$ 142	$ -	$ -

Currency contracts
A$:US$ contracts (A$ millions)	250	-	-	250	187	63	(60)
C$:US$ contracts (C$ millions)	120	-	-	120	120	-	(9)
CLP:US$ contracts (CLP millions)	51,000	-	-	51,000	45,346	5,654	(6)
ZAR:US$ contracts (ZAR millions)	171	-	-	171	171	-	-

Commodity contracts
Fuel contracts (thousands of barrels)[1]	2,844	3,991	540	7,375	6,840	535	(151)

1  Fuel contracts represent a combination of WTI swaps and Brent options. These derivatives hedge physical supply contracts based on the price of fuel across our operating mine sites plus a spread. WTI represents West Texas Intermediate and BRENT represents Brent Crude Oil.

Fair Values of Derivative Instruments

	Asset Derivatives			Liability Derivatives

	Consolidated Balance Sheet Classification	Fair Value at June 30, 2015	Fair Value at December 31, 2014	Consolidated Balance Sheet Classification	Fair Value at June 30, 2015	Fair Value at December 31, 2014

Derivatives designated as hedging instruments
US dollar interest rate contracts	Other assets	$ 1	$ 2	Other liabilities	$ 1	$ 1
Currency contracts	Other assets	-	-	Other liabilities	46	71
Commodity contracts[1]	Other assets	-	-	Other liabilities	141	-

Total derivatives classified as hedging instruments		$ 1	$ 2		$ 188	$ 72

Derivatives not designated as hedging instruments
US dollar interest rate contracts	Other assets	$ -	$ -	Other liabilities	$ -	$ -
Currency contracts	Other assets	4	4	Other liabilities	33	30
Commodity contracts	Other assets	-	3	Other liabilities	10	185

Total derivatives not designated as hedging instruments		$ 4	$ 7		$ 43	$ 215

Total derivatives		$ 5	$ 9		$ 231	$ 287

[1]	Majority of our fuel contracts are now being designated as hedging instruments as a result of adoption of IFRS 9. These contracts did not qualify for hedge accounting prior to Jan 1, 2015.

BARRICK SECOND QUARTER 2015	77	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2015, we had 22 counterparties to our derivative positions. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. We have 3 counterparties with which we hold a net asset position of $0.4 million, and 19 counterparties with which we are in a net liability position, for a total net liability of $226 million. On an ongoing basis, we monitor our exposures and ensure that none of the counterparties with which we hold outstanding contracts has declared insolvency.

Cash Flow Hedge Gains (Losses) in Accumulated Other Comprehensive Income

	Commodity price hedges			Currency hedges			Interest rate hedges
	Gold/Silver	Copper	Fuel	Operating costs	Administration/ other costs	Capital expenditures	Long-term debt	Total

At December 31, 2014	$ 18	$ -	$ -	$ (79)	$ (3)	$ -	$ (25)	$ (89)
Impact of adopting IFRS 9 on January 1, 2015	-	-	-	(5)	-	-	-	(5)
Effective portion of change in fair value of hedging instruments	-	-	(14)	(6)	(14)	-	-	(34)
Transfers to earnings:
On recording hedged items in earnings/PP&E1	(5)	-	4	45	6	-	1	51

At June 30, 2015	$ 13	$ -	$ (10)	$ (45)	$ (11)	$ -	$ (24)	$ (77)

[1]	Realized gains (losses) on qualifying currency hedges of capital expenditures are transferred from OCI to PP&E on settlement.

D  Gains (Losses) on Non-hedge Derivatives

	For the three months ended June 30		For the six months ended June 30

	2015	2014	2015	2014

Commodity contracts

Silver	$ -	$ -	$ 5	$ -

Copper	-	(1)	-	1

Fuel	1	58	-	72

Currency contracts	(12)	-	(16)	(2)

	$ (11)	$ 57	$ (11)	$ 71

Gains (losses) attributable to copper option collar hedges[1]	$ -	$ (17)	$ -	$ (2)
Gains (losses) attributable to currency option collar hedges[1]	-	4	-	2
Hedge ineffectiveness	3	-	-	(6)

	$ 3	$ (13)	$ -	$ (6)

	$ (8)	$ 44	$ (11)	$ 65

[1]	Represents unrealized gains (losses) attributable to changes in the time value of the collars, which were excluded from the hedge effectiveness assessment in 2014.

19 > FAIR VALUE MEASUREMENTS

A  Assets and Liabilities Measured at Fair Value on a Recurring Basis

As at June 30, 2015	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value

Cash and equivalents	$ 2,122	$ -	$ -	$ 2,122
Other investments	12	-	-	12
Derivatives	-	(226)	-	(226)
Receivables from provisional copper and gold sales	-	154	-	154

	$ 2,134	$ (72)	$ -	$ 2,062

BARRICK SECOND QUARTER 2015	78	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

B Fair Values of Financial Assets and Liabilities

	As at Jun. 30, 2015		As at Dec. 31, 2014

	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value

Financial assets
Other receivables	$ 404	$ 404	$ 385	$ 385
Other investments[1]	12	12	35	35
Derivative assets	5	5	9	9

	$ 421	$ 421	$ 429	$ 429

Financial liabilities
Debt[2]	$ 12,823	$ 12,884	$ 13,081	$ 13,356
Derivative liabilities	231	231	287	287
Other liabilities	282	282	360	360

	$ 13,336	$ 13,397	$ 13,728	$ 14,003

[1]	Recorded at fair value. Quoted market prices are used to determine fair value.
[2]	Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

We do not offset financial assets with financial liabilities.

Valuation Techniques

Other investments

The fair value of other investments is determined based on the closing price of each security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore other investments are classified within Level 1 of the fair value hierarchy.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of all our derivative contracts includes an adjustment for credit risk. For counterparties in a net asset position, credit risk is based upon the observed credit default swap spread for each particular counterparty, as appropriate. For counterparties in a net liability position, credit risk is based upon Barrick’s observed credit default swap spread. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves and CDS rates. The fair value of commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. Derivative instruments are classified within Level 2 of the fair value hierarchy.

Receivables from Provisional Copper and Gold Sales

The fair value of receivables rising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

C  Assets Measured at Fair Value on a Non-Recurring Basis

As at June 30, 2015	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value

Property, plant and equipment[1]	$ -	$ -	$ 45	$ 45

[1]	Property, plant and equipment were written down by $40 million which was included in earnings this period, to their fair value less costs of disposal of $45 million.

20 > CAPITAL STOCK

A    Authorized Capital Stock

Our authorized capital stock includes an unlimited number of common shares (issued 1,164,669,758 common shares); an unlimited number of first preferred shares issuable in series (the first series is designated as the “First Preferred Shares, Series A” and consists of 10,000,000 first preferred shares (issued nil); the second series is designated as the “First Preferred Shares, Series B” and consists of 10,000,000 first preferred shares (issued nil); and the third series is designated as the “ First Preferred Share, Series C Special Voting Share” and consists of 1 Special Voting Share (issued nil)); and an unlimited number of second preferred shares issuable in series (the first series is designated as the “Second Preferred Shares, Series A” and consists of 15,000,000 second preferred shares (issued nil)). Our common shares have no par value.

B    Dividends

The Company’s practice has been to declare dividends after a quarter end in the announcement of the results for the quarter. Dividends declared are paid in the same quarter.

BARRICK SECOND QUARTER 2015	79	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

21 > NON-CONTROLLING INTERESTS

	Pueblo Viejo	Acacia	Cerro Casale	Other	Total

At January 1, 2015	$ 1,521	$ 758	$ 319	$ 17	$2,615
Share of income (loss)	29	5	(1)	(1)	32
Cash contributed	-	-	1	21	22
Increase (decrease) in non-controlling interest[1]	(64)	(4)	-	2	(66)

At June 30, 2015	$ 1,486	$ 759	$ 319	$ 39	$2,603

[1]	Primarily represents disbursements made to non-controlling interest at Pueblo Viejo.

22 > CONTINGENCIES

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Except as noted below, no material changes have occurred with respect to the matters disclosed in Note 35 “Contingencies” to the Company’s audited consolidated financial statements for the year ended December 31, 2014 (the “Audited Annual Financial Statements”), and no new contingencies have occurred that are material to the Company since the issuance of the Audited Annual Consolidated Financial Statements.

The description set out below should be read in conjunction with Note 35 “Contingencies” to the Audited Consolidated Financial Statements.

a)  Litigation and Claims Update

U.S. Shareholder Class Action

On April 1, 2015, the Court issued its ruling on the Defendants’ motion to dismiss. The Court dismissed the plaintiffs’ claims relating to the cost and scheduling of the Project. However, the Court allowed the plaintiffs’ claims relating to the environmental risks of the Project and alleged internal control failures to go forward. The Court denied Barrick’s motion for reconsideration of certain aspects of that ruling on June 2, 2015, and the parties have commenced discovery in the case.

Proposed Canadian Securities Class Actions

On May 21, 2015, the Divisional Court affirmed the lower court decision that determined which of the competing counsel groups will take the lead in the Ontario litigation. The losing counsel group is seeking leave to appeal to the Court of Appeal for Ontario.

Pascua-Lama - SMA Regulatory Sanctions

On April 22, 2015, Chile’s environmental regulator reopened the administrative proceeding against Compañía Minera Nevada, Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, in accordance with the Environmental Court Decision. CMN has filed a petition to limit the scope of this administrative proceeding to the original allegations before the environmental regulator at the time it issued the May 2013 Resolution. A decision from the SMA is pending in this matter.

Also on April 22, 2015, CMN was notified that the SMA has initiated a new administrative proceeding for alleged deviations from certain requirements of the Project’s environmental approval, including with respect to the Project’s environmental impact and a series of monitoring requirements. In May 2015, CMN submitted a compliance program to address certain of the allegations and presented its defense to the remainder of the alleged deviations. The SMA rejected CMN’s proposed compliance program on June 24, 2015. CMN filed an administrative appeal of this decision on July 3, 2015. A decision from the SMA on the administrative appeal and on CMN’s defense to the remainder of the alleged deviations is pending. Further submissions may be required if CMN’s administrative appeal is denied. The new administrative proceeding against CMN is separate from the original administrative proceeding described above, and could result in additional sanctions including new administrative fines and/or the revocation of the Project’s environmental permit.

Pascua-Lama - Environmental Damage Claim

On March 23, 2015, the Environmental Court ruled in favor of CMN in this matter, finding that the Pascua-Lama project has not damaged glaciers in the Project area. The plaintiffs did not file an appeal and the matter is now closed.

Pueblo Viejo - Amparo Action

On June 25, 2015, the Trial Court rejected the Petitioner’s amparo action, finding that the Petitioner failed to produce evidence to support his allegations. The Petitioner appealed the Trial Court’s decision to the Constitutional Court on July 21, 2015. On July 28, 2015, PVDC filed a motion to challenge the timeliness of this appeal as it was submitted after the expiration of the applicable filing deadline.

Marinduque Complaint

On June 11, 2015, the Nevada Supreme Court affirmed the trial court’s decision to dismiss the action on the grounds of forum non conveniens (improper choice of forum). The matter is now closed.

BARRICK SECOND QUARTER 2015	80	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

23 > SUBSEQUENT EVENTS

Streaming Agreement

On August 5, 2015 we announced that we had entered into a gold and silver streaming agreement with Royal Gold, Inc. (“Royal Gold”) for production linked to Barrick’s 60 percent interest in the Pueblo Viejo mine. In return, Royal Gold has agreed to make an upfront cash payment of $610 million plus continuing cash payments for gold and silver delivered under the agreement.

Under the terms of the agreement, Barrick will sell gold and silver to Royal Gold equivalent to:

●	7.5 percent of Barrick’s interest in the gold produced at Pueblo Viejo until 990,000 ounces of gold have been delivered, and 3.75 percent thereafter.
●

75 percent of Barrick’s interest in the silver produced at Pueblo Viejo until 50 million ounces have been delivered, and 37.5 percent thereafter. Silver will be delivered based on a fixed recovery rate of 70 percent. Silver above this recovery rate is not subject to the stream.

Ongoing cash payments to Barrick are tied to prevailing spot prices rather than fixed in advance, maintaining material exposure to higher gold and silver prices in the future. Barrick will receive ongoing cash payments from Royal Gold equivalent to 30 percent of the prevailing spot prices for the first 550,000 ounces of gold and 23.1 million ounces of silver delivered. Thereafter payments will double to 60 percent of prevailing spot prices for each subsequent ounce of gold and silver delivered.

BARRICK SECOND QUARTER 2015	81	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

HEAD OFFICE

Barrick Gold Corporation

Brookfield Place

TD Canada Trust Tower

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Telephone: +1 416 861-9911

Toll-free: 1-800-720-7415

Fax: +1 416 861-2492

Email: investor@barrick.com

Website: www.barrick.com

SHARES LISTED

ABX – The New York Stock Exchange

            The Toronto Stock Exchange

INVESTOR CONTACT:

Susan Muir

Senior Director

Investor Relations

Telephone: +1 416 307-5107

Email: s.muir@barrick.com

TRANSFER AGENTS AND REGISTRARS

CST Trust Company

P.O. Box 700, Postal Station B

Montreal, Quebec H3B 3K3

or

American Stock Transfer & Trust Company, LLC

6201 – 15 Avenue

Brooklyn, New York 11219

Telephone: 1-800-387-0825

Fax: 1-888-249-6189

Email: inquiries@canstockta.com

Website: www.canstockta.com

MEDIA CONTACT:

Andy Lloyd

Senior Vice President

Communications

Telephone: +1 416 307-7414

Email: alloyd@barrick.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this Second Quarter 2015 Report, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “project”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could” and similar expressions identify forward-looking statements. In particular, this Second Quarter Report 2015 contains forward-looking statements with respect to cash flow forecasts, projected capital, operating and exploration expenditure, targeted cost reductions, mine life and production rates, potential mineralization and metal or mineral recoveries, and information pertaining to Barrick’s Value Realization project (including potential improvements to financial and operating performance and mine life at Barrick’s Lagunas Norte and Pueblo Viejo mines that may result from certain Value Realization initiatives). Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the company in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, liquefied natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with the fact that Value Realization initiatives are still in the early stages of evaluation and additional engineering and other analysis is required to fully assess their impact; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including disruptions in the maintenance or provision of required infrastructure and information technology systems; uncertainty whether some or all of the Value Realization initiatives will meet the company’s capital allocation objectives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit rating; the impact of inflation; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, Zambia and other jurisdictions in which the company does or may carry on business in the future; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the company; our ability to successfully integrate acquisitions or complete divestitures; increased costs and risks related to the potential impact of climate change; damage to the company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the company’s handling of environmental matters or dealings with community groups, whether true or not; employee relations; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Second Quarter 2015 Report are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.